As filed with the Securities and Exchange Commission on June 18, 2004

Registration Statement No. 333-114685

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

AUXILIUM PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	23-3016883
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

160 West Germantown Pike

Norristown, Pennsylvania 19401

(610) 239-8850

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gerri A. Henwood

Chief Executive Officer

Auxilium Pharmaceuticals, Inc.

160 West Germantown Pike

Norristown, Pennsylvania 19401

(610) 239-8850

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James W. McKenzie, Jr., Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000	Babak Yaghmaie, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, New York 10036 (212) 858-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of the Registration Fee(2)
Common Stock, $0.01 par value	$96,600,000	$12,240	(3)

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	$10,928 was paid in connection with the original filing of this Registration Statement on April 21, 2004. The remaining $1,312 was paid on June 15, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Subject to Completion, Dated June 18, 2004

             Shares

Common Stock

This is the initial public offering of Auxilium Pharmaceuticals, Inc. We are offering 6,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share. We intend to apply for the quotation of our common stock on the Nasdaq National Market under the symbol “AUXL.”

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Auxilium
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to 900,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Piper Jaffray

Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

Our Business

We are a specialty pharmaceutical company that develops and markets products for urologic and sexual health. We currently market one product through our 100 person sales and marketing organization and have three key products in development. Our marketed product, Testim, is a proprietary, topical 1% testosterone gel indicated for the treatment of hypogonadism. Hypogonadism is a disorder that affects approximately 20% of the U.S. male population over age 50. We estimate there is a similar percentage of affected men in Europe. Since we launched Testim in the first quarter of 2003, we have increased Testim’s share of monthly total testosterone gel prescriptions to 8.9% in March 2004, according to IMS Health Incorporated, or IMS, a pharmaceutical market research firm. Total monthly Testim prescription units dispensed have increased from approximately 1,000 in March 2003 to over 15,500 in March 2004.

Hypogonadal men exhibit lower than normal levels of testosterone, resulting in a variety of symptoms. These symptoms include low energy levels, loss of sex drive, decreased muscle mass and mild depression. The standard treatment for hypogonadism is testosterone replacement therapy, or TRT, which is typically a long-term therapy. According to IMS, this market has grown by over 20% for each of the previous three years. Hypogonadism is often underdiagnosed and undertreated. About 5% of hypogonadal men currently receive TRT. Therefore, we believe the TRT market is poised to experience further growth due to increasing diagnosis and improving physician and patient awareness.

Currently, there are two marketed testosterone gels, including Testim. Other TRT products include pills, injections, transdermal patches and a buccal tablet. Since their recent introduction, testosterone gels have grown to 61% of the total testosterone prescriptions in 2003. We believe that this growth is attributable to the ease of use and reduced side effects associated with gels.

Until recently, treatment for many urologic and sexual health disorders, including TRT, was viewed as medically unnecessary. As a result, these disorders were undertreated or not treated at all. This dynamic has changed as therapeutic options have improved and as physicians and patients have begun to appreciate the benefits of treatment. This has resulted in significant growth in drug categories such as treatments for benign prostatic hypertrophy, or BPH, which is a benign prostate enlargement that results in obstruction of the urinary tract. According to EvaluatePharma, a pharmaceutical market research firm, the BPH market grew from $450 million to over $3 billion from 1992 to 2003.

We believe Testim’s growth has been due to Testim’s favorable clinical profile, as well as the growth of the TRT market. We have conducted 11 clinical studies for Testim in over 1,400 patients, including three studies with currently marketed products. We have designed and conducted our clinical trials to provide prescribing physicians with comprehensive information regarding Testim’s benefits. In one single-dose study in 29 patients, we demonstrated that Testim produced 30% higher total testosterone absorption and 47% higher free testosterone absorption compared to another commercial gel. In two additional studies conducted with 400 and 200 patients, respectively, Testim brought significantly more men with low testosterone to normalized 24-hour levels than a transdermal patch. We believe there is an opportunity to continue to increase sales of Testim through targeted sales force detailing, increased product awareness and label expansion.

We intend to utilize our experienced development and regulatory team to identify and successfully develop product candidates. For example, we in-licensed the underlying gel technology to our commercial product, Testim, from Bentley Pharmaceuticals. In the U.S., we received approval of Testim from the U.S. Food and Drug Administration, or FDA, within ten months of filing after a full clinical development program that was executed over a 12-month period. We believe these competencies, in addition to our internal sales and marketing organization, make us attractive as a collaborator to companies that wish to license or partner their urologic or sexual health products for commercialization or development. We intend to supplement these internal competencies with consultant clinical research associates and data management and analysis services from contract research organizations.

Our current product pipeline consists of an in-licensed product candidate for Peyronie’s disease and two product candidates that utilize a proprietary transmucosal film technology that adheres to the gum. We recently in-licensed AA4500, an early Phase II product for Peyronie’s disease from BioSpecifics Technologies. Peyronie’s disease is the development of scar tissue in the shaft of the penis which can cause pain on erection and prevent intercourse. This disease predominantly affects men over age 50, according to an article published in International Journal of Impotence Research in 2002. Peyronie’s disease is generally treated by urologists although we believe no treatment has been demonstrated to be effective in controlled clinical trials. Our transmucosal film product candidates include an additional product for the treatment of hypogonadism, as well as a treatment for overactive bladder, a medical condition affecting both men and women, characterized by urinary urgency and increased frequency of urination. As we have done with Testim, we plan to commercialize our product candidates through our internal sales and marketing organization. We also consider acquiring rights to marketed products or entering into other strategic arrangements, such as co-promotion, to augment our product portfolio, to expand market opportunities for our product candidates and to further leverage our sales force.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company focused on urologic and sexual health disorders. The key elements of our strategy for achieving this goal include:

•	Increase the market penetration of Testim.

•	Expand Testim to other TRT applications.

•	Acquire or in-license urologic and sexual health products that allow us to leverage our specialty sales force and drive profitability.

•	Utilize our development and regulatory experience to identify and develop urologic and sexual health products.

Risks Affecting Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, we are an early-stage company with a limited operating history and limited revenues derived from operations. We have incurred significant losses since our inception, including net losses of $28.9 million for the year ended December 31, 2003 and $6.4 million for the three months ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $77.1 million. We anticipate that these losses will continue. Although we intend to develop, in-license or acquire a suite of urologic and sexual health products, to date, we have only commercialized one product, Testim. If we are unable to expand Testim’s sales, or if we are unsuccessful in developing and gaining regulatory approval for new product candidates, we may never become profitable. We may need additional financing to execute on our strategy to acquire, develop or commercialize unidentified product candidates.

We were incorporated under the laws of the State of Delaware in July 1999 as Auxilium A2, Inc. We changed our name to Auxilium Pharmaceuticals, Inc. in February 2002. Our principal executive offices are located at 160 West Germantown Pike, Norristown, Pennsylvania 19401. Our telephone number is (610) 239-8850. Our website address is www.auxilium.com. The information on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

Testim® and our AUXILIUM logo are our trademarks. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

In this prospectus, unless stated or the context otherwise requires, references to “Auxilium,” “we,” “us,” “our,” “the Company” and similar references refer to Auxilium Pharmaceuticals, Inc. and its subsidiaries.

The Offering

Common stock offered by Auxilium	6,000,000 shares

Common stock to be outstanding after this offering	21,087,127 shares

Use of proceeds

We expect to use the proceeds of this offering to further develop and commercialize our existing product portfolio, to acquire or in-license additional product candidates or approved products and for working capital and other general corporate purposes. For more detailed information, see “Use of Proceeds” on page 32.

Proposed Nasdaq National Market symbol	AUXL

The above number of shares of common stock to be outstanding after this offering does not include:

•	1,239,658 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2004, at a weighted average exercise price of $5.64 per share;

•	1,732,676 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, at a weighted average exercise price of $5.63 per share, which includes warrants that, immediately prior to this offering, were warrants to purchase shares of our series D preferred stock; and

•	141,055 shares of common stock reserved for future grant under our stock option plan as of March 31, 2004;

•	1,306,563 shares of common stock reserved for future grant under a new stock option plan, of which 604,780 shares will be granted upon the effectiveness of this offering.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	a 1-for-5 reverse stock split of our common stock that will occur before the closing of this offering;

•	the conversion of all shares of our preferred stock, including 80,000 shares of series B preferred stock issuable upon the exercise of an outstanding series B warrant, outstanding as of March 31, 2004 into 14,058,482 shares of common stock concurrently with the closing of this offering;

•	the issuance of 93,437 shares of restricted common stock to employees upon the effectiveness of this offering; and

•	the filing of our restated certificate of incorporation following conversion of our preferred stock, which authorizes us to issue 120,000,000 shares of common stock and creates 5,000,000 shares of undesignated preferred stock.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$—	$—	$—	$—	$8,822	$155	$5,634

Operating expenses:
Cost of goods sold	—	—	—	122	3,762	168	1,789
Research and development	—	2,943	16,294	14,130	7,175	1,527	2,370
Selling, general and administrative	42	965	2,346	5,626	27,475	4,504	7,422

Total operating expenses	42	3,908	18,640	19,878	38,412	6,199	11,581

Loss from operations	(42)	(3,908)	(18,640)	(19,878)	(29,590)	(6,044)	(5,947)
Interest income (expense), net	1	81	188	334	(1,007)	16	(463)
Other income	—	—	—	—	1,722	—	—

Net loss	(41)	(3,827)	(18,452)	(19,544)	(28,875)	(6,028)	(6,410)
Accretion of redeemable convertible preferred stock	—	(53)	(154)	(384)	(490)	(113)	(169)
Dividends accrued on redeemable convertible preferred stock	—	(228)	(1,230)	(4,554)	(3,909)	(1,178)	—

Net loss applicable to common stockholders	$(41)	$(4,108)	$(19,836)	$(24,482)	$(33,274)	$(7,319)	$(6,579)

Basic and diluted net loss per common share	$(0.35)	$(9.87)	$(42.78)	$(51.49)	$(59.08)	$(15.07)	$(7.08)

Weighted average basic and diluted common shares outstanding	115	416	464	475	563	486	930

Pro forma basic and diluted net loss per common share (unaudited)					$(2.94)		$(0.43)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					9,832		14,988

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,907	$26,007	$96,807
Working capital	24,544	24,644	95,444
Total assets	43,943	44,043	114,843
Other long-term liabilities	6,086	6,086	6,086
Redeemable convertible preferred stock	93,456	—	—
Total stockholders’ equity (deficit)	(72,347)	21,209	92,009

Pro forma balance sheet data as of March 31, 2004 gives effect to:

•	the exercise in full, immediately preceding the closing of this offering, of an outstanding warrant to purchase 80,000 shares of our series B preferred stock;

•	the conversion of all outstanding shares of our preferred stock into 14,058,482 shares of common stock; and

•	the issuance of 93,437 shares of restricted common stock to employees upon the effective of this offering.

The pro forma as adjusted balance sheet data as of March 31, 2004 also gives effect to the sale of 6,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition and operating results would be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Risks Related to Our Financial Results and Need for Additional Financing

We have incurred significant losses since our inception and may not achieve profitability in the foreseeable future.

We have incurred significant losses since our inception, including net losses of $28.9 million for the year ended December 31, 2003 and $6.4 million for the three months ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $77.1 million. Our only approved product is Testim and our revenues to date from its sale have not been significant. We expect to continue to make substantial expenditures related to the marketing and selling of Testim. As we launched Testim in the first quarter of 2003, we cannot be certain how effective our marketing and selling programs will be in the future. We continue to expand and enhance the marketing and selling of Testim. As a result, these expenses may increase substantially in the future. In addition, we expect to continue to incur substantial expenses, including milestone payments, as we:

•	develop our Peyronie’s disease, androgen replacement film and overactive bladder film product candidates, our preclinical product candidates and any other product candidates that we license or acquire;

•	seek regulatory approval for our product candidates;

•	commercialize any of our product candidates that receive marketing approval or any approved products that we acquire or in-license; and

•	acquire or in-license new technologies or development stage or approved products.

Accordingly, we expect to continue to incur substantial additional losses for the foreseeable future. In order to achieve and maintain profitability, we will need to generate significantly greater revenues from Testim and any other product candidate for which we receive marketing approval. As a result, we are unsure when we will become profitable, if at all. If we fail to achieve profitability within the time frame expected by investors, the value of our common stock may decline substantially.

Because we have a limited operating history, our future results are unpredictable, and therefore, our common stock is a highly speculative investment.

We commenced operations in the fourth quarter of 1999 and have a very limited operating history for you to evaluate our business. Accordingly, you must consider our prospects in light of the risks and difficulties encountered by companies in their early stages. In order to address these risks, we must:

•	increase the sales of our currently approved product, Testim;

•	successfully develop and obtain marketing approval for our current product candidates, including our Peyronie’s disease, androgen replacement film and overactive bladder film product candidates;

•	successfully identify and develop new product candidates;

•	effectively commercialize any approved product candidates that we develop or any approved products that we acquire;

•	respond to competitive pressures from other businesses, including the launch of any products that compete directly with Testim in the treatment of hypogonadism;

•	identify and negotiate favorable agreements with third-parties for the manufacture, distribution and marketing and sales of our approved products; and

•	effectively manage our relationships with vendors and third-parties.

In addition, due to our limited operating history, we have minimal experience with product returns. If returns are higher than expected, our operating results could be materially harmed.

All of our revenues to date have been generated from the sale of Testim, and, if sales of Testim do not grow, we will not become profitable.

Our only product with marketing approval is Testim and our product revenues to date have been generated solely from the sale of Testim. Until such time as we develop, acquire or in-license additional products that are approved for marketing, we will continue to rely on Testim for all of our revenues. Accordingly, our success depends significantly on our ability to increase sales of Testim. Our sales and marketing efforts may not be successful in increasing prescriptions for Testim. Sales of Testim are subject to the following risks, among others:

•	acceptance by the medical community or the general public of Testim as a safe or effective therapy for hypogonadism;

•	increasing awareness of hypogonadism by the medical community or the general public as a medical disorder requiring treatment;

•	pressures from existing or new competing products, including generic products, that may provide therapeutic, convenience or pricing advantages over Testim; and

•	failure of third-party payors to provide coverage and sufficient reimbursement for Testim.

For the foreseeable future, if we are unable to grow Testim sales, we will be unable to increase our revenues or achieve profitability and we may be forced to delay or change our current plans to develop other product candidates.

If we fail to raise additional funds in the future, we may be required to limit, scale back or cease our operations.

Our operations to date have generated substantial and increasing needs for cash. Our negative cash flows from operations are expected to continue for at least the foreseeable future. Our strategy contains elements that we will not be able to execute without outside funding. Specifically, we may need to raise additional capital to:

•	enhance our sales and marketing efforts for Testim;

•	fund our product development, including clinical trials;

•	commercialize any product candidates that receive regulatory approval; and

•	acquire or in-license product candidates or technologies for development or approved products.

We believe that the net proceeds from this offering, our existing cash resources and interest on these funds will be sufficient to meet our projected operating requirements for the next 24 months. Our future funding requirements will depend on many factors, including:

•	Testim market acceptance and sales growth;

•	third-party payor reimbursement for Testim;

•	the cost of manufacturing, distributing, marketing and selling Testim;

•	the scope, rate of progress and cost of our product development activities;

•	future clinical trial results;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the costs of commercializing any of our other product candidates;

•	acquisition or in-licensing costs;

•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

These factors could result in variations from our currently projected operating and liquidity requirements. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to borrow money or sell additional equity or debt securities. We may not be able to borrow money on commercially reasonable terms. Moreover, the terms of the sale of any equity or debt securities may not be acceptable to us and could result in substantial dilution of your investment. If we are unable to obtain this additional financing, we may be required to:

•	reduce the size or scope, or both, of our sales and marketing efforts for Testim or any of our future products;

•	delay or reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities;

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. We are a relatively new company and our sales prospects are uncertain. We have been selling Testim, our only approved product, since the first quarter of 2003 and cannot predict with certainty the timing or level of sales of Testim in the future. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Risk Factors,” specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for Testim, including any change in wholesaler purchasing patterns or cost structures for our products or their services;

•	prescription levels relating to physician and patient acceptance of, and prescription costs for, Testim or any of our future products;

•	government or private healthcare reimbursement policies;

•	introduction of competing products, including generics;

•	any interruption in the manufacturing or distribution of Testim or any of our future products;

•	our operating expenses, many of which are relatively fixed;

•	timing and size of any new product or technology acquisitions we may complete; and

•	variations in our rates of product returns, allowances and rebates and discounts.

Forecasting our revenues is further complicated by difficulties in estimating inventory levels at our wholesaler and chain drug store customers, prescription levels, the timing of purchases by wholesalers and retailers to replenish inventory and the occurrence and amount of product returns. As a result of these factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance.

Changes in the expensing of stock options could result in unfavorable accounting charges or require us to change our compensation practices.

We rely heavily on stock options to compensate existing employees and attract new employees. We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses would increase. We will continue to include various forms of equity in our compensation plans, such as stock options, restricted stock, and other forms of equity compensation allowed under our equity compensation plans. If accounting rules for stock options change, our reported losses could increase. If we do not reduce our reliance on stock options, our reported losses would increase.

Risks Related to Development of Our Product Candidates

We may not be able to develop product candidates into viable commercial products, which would impair our ability to grow and could cause a decline in the price of our stock.

The process of developing product candidates involves a high degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	clinical trials may show our product candidates to be ineffective or to have harmful side effects;

•	product candidates may fail to receive regulatory approvals required to bring the products to market;

•	manufacturing costs or other factors may make our product candidates uneconomical; and

•	the proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized.

Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

In addition, developing product candidates is very expensive and will have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:

•	our ability to raise any additional funds that we need to complete our trials;

•	the number and outcome of clinical trials conducted by us and/or our collaborators;

•	the number of products we may have in clinical development;

•	in-licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and

•	future levels of our revenue.

Our product development efforts also could result in large and immediate write-offs, significant milestone payments, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could negatively impact our financial results. Additionally, if we are unable to develop our product candidates into viable commercial products, we may remain reliant solely on Testim sales for our revenues, potentially limiting our growth opportunities.

If clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

Clinical trials that we may conduct may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining an investigational new drug exemption, or IND, or other regulatory approval to commence a clinical trial;

•	negotiating acceptable clinical trial agreement terms with prospective investigators or trial sites;

•	obtaining institutional review board, or equivalent, approval to conduct a clinical trial at a prospective site;

•	recruiting subjects to participate in a clinical trial;

•	competition in recruiting clinical investigators;

•	shortage or lack of availability of clinical trial supplies;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third-parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and

•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

Prior to commencing clinical trials in the U.S., we must have an effective IND for each of our product candidates. An IND has been filed for our Peyronie’s disease product candidate, however, INDs have not been filed for our androgen replacement film or our overactive bladder film product candidates. We will not be able to commence clinical trials in the U.S. for these product candidates until we file, and the FDA fails to object to, an IND for each candidate.

Our primary product candidates that are in development are our AA4500 product for the treatment of Peyronie’s disease, our androgen replacement film and our overactive bladder film. We believe that these product candidates have significant milestones to reach, including the successful filing of INDs for our androgen replacement film and our overactive bladder film, and completion of clinical trials for each product candidate, before commercialization. If we experience delays in or termination of clinical trials, our financial results and the commercial prospects for our product candidates will be adversely impacted. In addition, our product development costs would increase and our ability to generate additional revenue from new products could be impaired.

Adverse events in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates, which could materially harm our business.

Patients participating in the clinical trials of our product candidates may experience serious adverse health events. A serious adverse health event includes death, a life-threatening condition, hospitalization, disability, congenital anomaly, or a condition requiring intervention to prevent permanent impairment or damage. The occurrence of any of these events could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA, or other regulatory authorities, denying approval of our product candidates for any or all targeted indications. An institutional review board or independent data safety monitoring board, the FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use. Any delay in the regulatory approval of our product candidates could increase our product development costs and allow our competitors additional time to develop or market competing products. If our product candidates do not receive the necessary regulatory approval, we may remain reliant on sales of Testim as our sole source of revenue.

Our failure to successfully in-license or acquire additional technologies, product candidates or approved products would impair our ability to grow.

We intend to in-license, acquire, develop and market additional products and product candidates so that we are not solely reliant on Testim sales for our revenues. Because we have limited internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products or technologies to us. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates, products and technologies. To date, we have in-licensed the formulation technology underlying Testim from Bentley, the transmucosal film technology underlying our androgen replacement film and overactive bladder film product candidates from PharmaForm and the enzyme underlying AA4500 from BioSpecifics Technologies.

We may not be able to successfully identify any other commercial products or product candidates to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire or in-license the rights to additional product candidates and approved products on terms that we find acceptable, or at all. If we are unable to in-license or acquire additional commercial products or product candidates we may be reliant solely on Testim sales for revenues. As a result, our ability to grow our business or increase our profits could be severely limited.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

Since our inception, we have acquired the underlying technology for Testim and all of our product candidates through in-licensing arrangements. The underlying technology for Testim and our product candidate for female sexual dysfunction has been licensed from Bentley. The underlying technology for the androgen and overactive bladder film product candidates has been licensed from PharmaForm. AA4500, our product candidate for Peyronie’s disease, has been licensed from BioSpecifics Technologies. One of our strategies for business expansion is the acquisition of additional products and product candidates. We may attempt to acquire these product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services or products that we believe are a strategic fit with our business. If we undertake an acquisition, the process of integrating any newly acquired business, technology, service or product into our existing operations could be expensive and time consuming and may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute your ownership percentage or limit our financial or operating flexibility as a result of restrictive covenants related to new debt. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed. If we are unable to acquire and successfully integrate product candidates through in-licensing or the acquisition of businesses, services or products, we may remain reliant solely on Testim sales for revenue. In pursuing our acquisition strategy, we have expended significant management time, consulting costs and legal expenses without consummating a transaction.

Risks Related to Regulatory Approval of Our Product Candidates

We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

The testing, development and manufacturing and distribution of our products are subject to regulation by numerous governmental authorities in the U.S., Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labeling, storage, record-keeping, approval, distribution, advertising and promotion of Testim and our product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. In addition, the regulatory requirements relating to the manufacturing, testing, and promotion, marketing and distribution of our products may change from time to time such changes may increase our costs and adversely effect our operations.

Testosterone is listed by the U.S. Drug Enforcement Agency, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Our transmucosal film product candidates may also involve the use of scheduled substances. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand, if any.

Entities must be registered annually with the DEA to manufacture, distribute, dispense, import, export, and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration.

Products containing controlled substances may generate public controversy. As a result, these products may have their marketing rights or regulatory approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of our product candidates. For some scheduled substances, the FDA may require us to develop a comprehensive risk management program to reduce the inappropriate use of our products and product candidates, including the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of our product candidates. Such a program or delays of any approval from the FDA could increase our product development costs and may allow our competitors additional time to develop or market competing products.

Additionally, failure to comply with regulatory requirements that are applicable to Testim or our other product candidates may result in a variety of consequences, including the following:

•	restrictions on our products or manufacturing processes;

•	warning letters;

•	withdrawal of Testim or a product candidate from the market;

•	voluntary or mandatory recall of Testim or a product candidate;

•	fines against us;

•	suspension or withdrawal of regulatory approvals for Testim or a product candidate;

•	suspension or termination of any of our ongoing clinical trials of a product candidate;

•	refusal to permit to import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	denial of permission to file an application or supplement in a jurisdiction;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties against us.

If our product candidates are not demonstrated to be sufficiently safe and effective, they will not receive regulatory approval and we will be unable to commercialize them.

Other than Testim, all of our other product candidates are in preclinical or clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. An IND has been filed for our Peyronie’s disease product candidate, however, IND’s have not been filed for our transmucosal film product candidates. The regulatory approval process typically is extremely expensive, takes many years and the timing or likelihood of any approval cannot be accurately predicted.

As part of the regulatory approval process, we must conduct preclinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the preclinical studies and clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an institutional review board or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for may reasons, including:

•	a product candidate may not be deemed to be safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

Any delay in, or failure to receive, approval for any of our product candidates or the failure to maintain regulatory approval for Testim could prevent us from growing our revenues or achieving profitability.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

We are a relatively small company and we rely heavily on third-parties to conduct many important functions. As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In addition, becoming a publicly traded company will subject us to significant regulations, some of which have either only recently been adopted or are currently proposals subject to change. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common stock to decline, impede our ability to raise capital or lead to the de-listing of our stock.

Risks Related to Commercialization

If medical doctors do not prescribe our products or the medical profession does not accept our products, our ability to grow our revenues will be limited.

Our business is dependent on market acceptance of our products by physicians, healthcare payors, patients and the medical community. Medical doctors’ willingness to prescribe our products depends on many factors, including:

•	perceived efficacy of our products;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects in both clinical trials and commercial use;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing strategy and the pricing of our products;

•	publicity concerning our products or competing products; and

•	our ability to obtain third-party coverage or reimbursement.

Even though we have received regulatory approval for Testim, and even if we receive regulatory approval and satisfy the above criteria for any of our other product candidates, physicians may not prescribe our products if we do not promote our products effectively. Factors that could affect our success in marketing our products include:

•	the effectiveness of our sales force;

•	the effectiveness of our production, distribution and marketing capabilities;

•	the success of competing products; and

•	the availability and extent of reimbursement from third-party payors.

If any of our products or product candidates fails to achieve market acceptance, we may not be able to market and sell the products successfully, which would limit our ability to generate revenue and could harm our business.

If testosterone replacement therapies are perceived to create or create health risks, our sales of Testim may decrease and our operations may be harmed.

Recent studies of female hormone replacement therapy products have reported an increase in health risks. As a result of such studies, some companies that sell or develop female hormone replacement products have experienced decreased sales of these products, and in some cases, a decline in the value of their stock. Publications have, from time to time, suggested potential health risks associated with testosterone replacement therapy. Potential health risks were described in a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed were fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, increased cardiovascular disease risk and the suppression of sperm production. It is possible that studies on the effects of TRT could demonstrate these or other health risks. This, as well as negative publicity about the risks of hormone replacement therapy, including TRT, could adversely affect patient or prescriber attitudes and impact Testim sales. In addition investors may become concerned about these issues and decide to sell our common stock. These factors could adversely affect our business and the price of our common stock.

Testim competes in a very competitive market, and if we are unable to compete effectively with the other companies that produce products for the treatment of urologic or sexual health disorders, our ability to generate revenues will be limited.

The primary competition for Testim is AndroGel, marketed by Solvay Pharmaceuticals. AndroGel was launched approximately three years before Testim and, according to IMS, has a much larger share of the testosterone gel market than we do and also, accounted for approximately 58% of total testosterone prescriptions for the quarter ended March 31, 2004. Furthermore, Solvay is a much larger company than we are with greater resources and greater ability to promote its product through a larger sales force. Testim also competes with other forms of testosterone replacement therapies such as oral treatments, patches, injectables and a buccal tablet. Generally, Testim is more expensive than patches and injectables. AndroDerm is a transdermal testosterone patch marketed by Watson Pharmaceuticals. AndroDerm is the leading patch product and accounted for approximately 13% of total testosterone prescriptions for the quarter ended March 31, 2004. Many of our competitors, such as Solvay and Watson, have substantially greater financial, technical and human resources than we have. These resources may be used to more effectively develop, market or acquire products and technologies. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. In addition, our competitors are developing new testosterone treatment therapies.

The pharmaceutical industry is highly competitive. Our success will depend on our ability to acquire, develop and commercialize products and our ability to establish and maintain markets for Testim or any products for which we receive marketing approval. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology firms, universities and other research institutions and government agencies. Many of our competitors have substantially greater research and development capabilities and experience, and greater management, manufacturing, distribution, marketing and financial resources, than we do. Accordingly, our competitors may:

•	develop or license products or other novel technologies that are more effective, safer or less costly than Testim or product candidates that are being developed by us;

•	obtain regulatory approval for products before we do; or

•	commit more resources than we can to developing, marketing and selling competing products.

Other new treatments are being sought for TRT, including a new class of drugs called Selective Androgen Receptor Modulators, or SARMs. SARMs are in the early stages of development and their future impact on TRT is unknown.

Other pharmaceutical companies may develop generic versions of any products that we commercialize that are not subject to patent protection or other proprietary rights. For example, because the ingredients of Testim are commercially available to third-parties, it is possible that competitors may design formulations, propose dosages or develop methods of administration that would be outside the scope of the claims of one or more, or of all, of the patent rights that we in-license. This would enable their products to effectively compete with Testim. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. Increased competition from the sale of competing generic pharmaceutical products could cause a material decrease in revenue from our products.

We are aware of at least two companies, Watson and Par Pharmaceutical, that have filed abbreviated new drug applications, or ANDAs, with the FDA to be approved as generics of AndroGel. Solvay has filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. The approval of either or both of these ANDAs would result in increased competition for Testim at lower prices.

If third-party payors do not reimburse customers for Testim or any of our product candidates that are approved for marketing, they might not be used or purchased, and our revenues and profits will not grow.

Our revenues and profits depend heavily upon the availability of coverage and reimbursement for the use of Testim, and any of our product candidates that are approved for marketing, from third-party healthcare and state and federal government payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Since reimbursement approval for a product is required from third-party and government payors, seeking this approval, particularly when seeking approval for a preferred form of reimbursement over other competitive products, is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. For any individual third-party payor, we may not be able to provide data sufficient to gain reimbursement on a similar or preferred basis to competitive products or at all. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. To date, we have not experienced any problems with third-party payors. This does not mean that we will not experience any problems with third-party payors in the future.

International commercialization of Testim and our product candidates faces significant obstacles.

As with Testim, we may plan to commercialize some of our product candidates internationally through collaborative relationships with foreign partners. We have limited foreign regulatory, clinical and commercial resources. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

Testim is approved in the United Kingdom. We will need to obtain approvals from the appropriate regulatory, pricing and reimbursement authorities to market any of our proposed products internationally, and we may be unable to obtain foreign regulatory approvals. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations can vary among countries and foreign regulatory authorities may require different and additional clinical trials than we conducted to obtain FDA approval for our product candidates. In addition, adverse clinical trial results, such as death or injury due to side effects, could jeopardize not only foreign regulatory approval, but may also lead to marketing restrictions in the U.S. Our product candidates may also face foreign regulatory requirements applicable to controlled substances. The failure to gain regulatory approval for Testim outside the U.S. and the United Kingdom could limit the target market for Testim, which would impair our ability to generate revenue from Testim. If our ability to generate Testim revenue is impaired, our revenue may not grow as we anticipate. This could limit our ability to acquire, develop or commercialize additional product candidates and negatively impact our operations.

Healthcare reform measures could adversely affect our business.

The business and financial condition of pharmaceutical companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the U.S., pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the U.S. to continue. The pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The commercialization of Testim and the clinical testing and, if approved, commercialization of our product candidates involves significant exposure to product liability claims. We have clinical trial and product liability insurance that covers Testim and the clinical trials of our other product candidates that we believe is adequate in both scope and amount and has been placed with what we believe are reputable insurers. We are self-insured for the first $1.0 million of liability under these policies. Our product liability policies have been written on a claims-made basis. If any of our product candidates are approved for marketing, we may seek additional coverage. We cannot predict all of the adverse health events that Testim or our product candidates may cause. As a result, our current and future coverages may not be adequate to protect us from all the liabilities that we may incur. If losses from product liability claims exceed our insurance coverage, we may incur substantial liabilities that exceed our financial resources. Whether or not we were ultimately successful in product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses. If we are required to pay a product liability claim, we may not have sufficient financial resources and our business and results of operations may be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities and our commercial product, Testim, involve the use of testosterone and large amounts of alcohol which are classified as hazardous materials and chemicals. AA4500 is a biologic product. Biologic products may present a manufacturing health hazard due to risk of infection with the bacterial cell line used to produce the product or with potential viral contamination with the fermentation. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business and financial condition. To our knowledge, we have not been the subject of any investigation by any agency or authority for failure to comply with any rules or regulations applicable to hazardous materials or chemicals. We do not maintain specific insurance for the handling of biological, hazardous and radioactive materials. We have contracts with third-party providers for the storage and disposal of hazardous waste and believe that any claims against us in these areas would be the responsibility of these third-parties. However, we may be held responsible for these claims despite the fact that we have contracted with third-parties for the storage and disposal of hazardous waste. If we are exposed to these types of claims, we could be held responsible for liabilities that exceed our financial resources, which could severely affect our operations.

Risks Related to Our Dependence on Third-Party Manufacturers and Service Providers

Since we rely on third-party manufacturers and suppliers, we may be unable to control the availability or cost of manufacturing our products, which could adversely affect our results of operations.

We do not manufacture Testim or any of our product candidates and have no current plan to develop any capacity to do so. We have contracted with DPT Laboratories to manufacture Testim. We will rely on BioSpecifics Technologies to manufacture AA4500 for clinical and commercial supply, however, we have the right to qualify a back-up supplier as well. We plan to contract with one or more third-party manufacturers to manufacture our transmucosal film product candidates. The manufacture of pharmaceutical products requires significant expertise and capital investment. DPT Laboratories or any other third-party manufacturer may encounter difficulties in production. These problems may include:

•	difficulties with production costs and yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with strictly enforced federal, state and foreign regulations; and

•	lack of capital funding.

DPT may not perform as agreed or may terminate its agreement with us, which would adversely impact our ability to produce and sell Testim.

We do not have alternative manufacturing plans in place at this time. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is extremely limited, and it would take a significant amount of time to arrange and receive regulatory approval for alternative arrangements. We may not be able to contract for manufacturing on acceptable terms, if at all.

Any of these factors could increase our costs and result in us being unable to effectively commercialize our products. Furthermore, if DPT or any other third-party manufacturer fails to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, we may be unable to meet the demand for our products and we may lose potential revenues.

In preparation for the initial commercialization of Testim, we encountered loss of product due to a spill accident at the manufacturing facility. Also during this time, we encountered loss of product due to an equipment failure. In the event the FDA approves any of our other product candidates for commercial production, we may experience similar or additional manufacturing issues, as well as difficulties with yields, quality control and assurance and compliance with federal regulations in the scale-up and initial commercialization of the product, which may adversely affect our operations.

We rely on a single source supplier and a limited number of suppliers for two of the primary ingredients for Testim and the loss of any of these suppliers could prevent us from selling Testim, which would materially harm our business.

We rely on third-party suppliers for our supply of testosterone and pentadecalactone, or CPD, two key ingredients of Testim. Testosterone is available to us from only two sources. We rely exclusively on one outside source for our supply of CPD. We do not have any agreements with these suppliers regarding these key ingredients. If either of the two sources that produce testosterone stops manufacturing it, or if we are unable to procure testosterone on commercially favorable terms, we may be unable to continue to produce or sell Testim on commercially viable terms, if at all. In addition, if our third-party source of CPD stops manufacturing pharmaceutical grade CPD, or does not make CPD available to us on commercially favorable terms, we may be unable to continue to produce or sell Testim on commercially viable terms, if at all. Furthermore, the limited number of suppliers of testosterone and CPD may provide such companies with greater opportunity to raise their prices. Any increase in price for testosterone or CPD may reduce our gross margins.

Due to our reliance on contract research organizations or other third-parties to assist us in conducting clinical trials, we are unable to directly control all aspects of our clinical trials.

Currently, we rely in part on three third-parties to conduct our clinical trials for the expansion of Testim and the development of our product candidates. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	experience regulatory compliance issues; or

•	undergo changes in priorities or may become financially distressed.

These factors may adversely affect their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Our contracts with the contract research organizations on which we currently rely are each terminable upon 30-days prior written notice. If we must replace any of these contract research organizations or any other contract research organization we may use in the future to conduct our clinical trials, our trials may have to be suspended until we find another contract research organization that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the commercialization of our product candidates or may cause us to incur significant expenses to replicate data that may be lost. Although we do not believe that the contract research organizations on which we rely offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval of the relevant product candidate and preclude our ability to commercialize the product, thereby limiting our ability to generate revenue from the sales of products other than Testim, which may result in a decrease in our stock price.

Our third-party manufacturers are subject to regulatory oversight, which may delay or disrupt our development and commercialization efforts.

Third-party manufacturers of our products or product candidates must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and conduct extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by third-party manufacturers with cGMP requires record keeping and quality control to assure that the product meets applicable specifications and other requirements.

Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of Testim or our product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, which are also supplied by these manufacturers, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them.

Approximately 75% of our product shipments are to only three wholesalers; if any of these wholesalers refuse to distribute Testim on commercially favorable terms, or at all, our business will be adversely affected.

We sell Testim to wholesale drug distributors who generally sell products to retail pharmacies, hospitals and other institutional customers. We do not promote Testim to these wholesalers, and they do not determine Testim prescription demand. However, approximately 75% of our product shipments are to only three wholesalers: Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation. Our business would be harmed if any of these wholesalers refused to distribute Testim or refuse to purchase Testim on commercially favorable terms to us.

It is possible that wholesalers could decide to change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing products. Such alternative methods may not exist or may not be economically viable.

If we are unable to grow our sales, marketing or distribution capabilities or enter into agreements with third-parties to perform some of these functions, we will not be able to grow our business.

As an organization, we have a limited history in sales, marketing and distribution. To directly market and distribute Testim or any of our product candidates which receive regulatory approval, we must continue to enhance our sales and marketing efforts. For our direct sales efforts, we will need to hire additional salespeople in order to grow and to manage any turnover that occurs in our sales force. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to grow our direct sales, marketing and distribution capabilities or enter into co-promotion or similar licensing arrangements with third-parties in a timely manner, or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third-parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

Risks Related to Intellectual Property

If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose license rights that are critical to our business.

We are a party to a number of license agreements by which we have rights to use the intellectual property of third-parties that are necessary for us to operate our business. In particular, we have obtained the exclusive right to develop and commercialize Testim pursuant to a license agreement with Bentley Pharmaceuticals. Bentley may unilaterally terminate the agreement if we fail to make payments under this agreement and this failure continues for a period of 30 days following written notice to us by Bentley. If the agreement is properly terminated by Bentley, we may not be able to manufacture or sell Testim.

Additionally, we have obtained exclusive rights to make and sell products that contain hormones or that are used to treat any type of urologic disorder incorporating PharmaForm’s oral transmucosal film technology. This agreement continues indefinitely unless earlier terminated. Either party may terminate this agreement under certain events of bankruptcy or insolvency by the other party. PharmaForm may unilaterally terminate this agreement if:

•	we fail to make payments under this agreement and this failure continues for a period of 30 days following written notice to us by PharmaForm; or

•	we fail to initiate clinical trials within two years of availability of final formulation in quantities adequate for clinical testing and associated documentation for clinical trials.

If our agreement with PharmaForm is properly terminated by PharmaForm, we may not be able to execute our strategy to develop, manufacture or sell transmucosal film products.

We have also obtained exclusive worldwide rights from BioSpecifics Technologies to develop, market and sell products containing BioSpecifics Technologies’ enzyme. We have a license for products for the treatment of Peyronie’s disease and Dupuytren’s disease, provided that we may expand the agreement, at our option, to cover other indications. This agreement continues on a product by product and country by country basis until the later of:

•	the last to expire valid claim of a patent covering such product;

•	the expiration of the regulatory period conveyed by orphan drug designation with respect to such product; and

•	12 years.

Upon expiration of the agreement pursuant to the preceding sentence, we will have a fully paid-up license to the products developed under the agreement. Either party may terminate this agreement in the event of bankruptcy or insolvency by the other party. Additionally, either party may terminate this agreement if the other party is in material breach of its obligations under the agreement which continues for a period of 90 days following receipt of written notice of such material breach. We may terminate this agreement in its entirety, or on a country by country basis, on an indication by indication basis, or on a product by product basis, at any time upon 90 days prior written notice to BioSpecifics Technologies. If this agreement is properly terminated by BioSpecifics Technologies, we may not be able to execute our strategy to develop and commercialize our Peyronie’s disease product candidate or to develop and commercialize future product candidates utilizing BioSpecifics Technologies’ enzyme.

We expect to enter into additional licenses in the future. These licenses may impose various development, commercialization, funding, royalty, diligence or other obligations on us. If we breach any of these obligations, the licensor may have the right to terminate the license or render the license non-exclusive, which could make it impossible for us to develop, manufacture or sell the products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any products relating to our in-licensed intellectual property, including Testim. These disputes could lead to delays in or termination of the development, manufacture and commercialization of Testim or our product candidates or to litigation.

We have only limited patent protection for Testim, and we may not be able to obtain, maintain and protect proprietary rights necessary for the development and commercialization of Testim or our product candidates.

Our business and competitive positions are dependent upon our ability to obtain and protect our proprietary position for Testim and our product candidates in the U.S., Europe and elsewhere. Because of the substantial length of time and expense associated with development of new products, we, along with the rest of the biopharmaceutical industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our patent applications may not protect our technologies and products because, among other things:

•	there is no guarantee that any of our pending patent applications will result in issued patents;

•	we may develop additional proprietary technologies that are not patentable;

•	there is no guarantee that any patents issued to us, our collaborators or our licensors will provide us with any competitive advantage;

•	there is no guarantee that any patents issued to us or our collaborators or our licensors will not be challenged, circumvented or invalidated by third-parties; and

•	there is no guarantee that any patents previously issued to others or issued in the future will not have an adverse effect on our ability to do business.

We attempt to protect our intellectual property position by filing patent applications and, where appropriate, patent applications in other countries related to our proprietary technology, inventions and improvements that are important to the development of our business. Currently, neither Testim nor our product candidates are covered by composition of matter patents. Our BioSpecifics Technologies product candidate is covered by a method of use patent. Our PharmaForm transmucosal film product candidates are covered by a formulation patent in the U.S. only. This patent expires in 2020. Testosterone, the active ingredient in Testim, is off-patent and is included in competing TRT products. The U.S. patent that we license from Bentley covers the formulation of Testim and expires in June 2008. The European patents that we license from Bentley for Testim expire in 2006. Bentley has filed a new patent application in the U.S., Europe and Japan which, if issued, could provide additional patent protection for Testim. The enzyme we license from BioSpecifics Technologies is covered by two use patents in the U.S., one for the treatment of Peyronie’s disease and one for the treatment of Dupuytren’s disease. The Peyronie’s patent expires in 2019 and the Dupuytren’s patent expires in 2014. Both patents are limited to the use of the enzyme for the treatment of Peyronie’s disease and Dupuytren’s disease with certain dose ranges. Currently there is not enough data to establish whether the ultimate approved product will be covered by the patents. Foreign patents also cover these products in certain countries. Some countries will not grant patents on patent applications that are filed after the public sale or disclosure of the material claimed in the patent application. The U.S., by contrast, allows a one year grace period after public disclosure in which to file a patent application. Because the European patent application was filed after Testim went on the market in the U.S., our ability to obtain additional patent protection outside of the U.S. may be limited.

The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction. Failure to obtain adequate patent protection for our proprietary product candidates and technology would impair our ability to be commercially competitive in these markets. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or others.

We intend to seek patent protection whenever it is available for any products or product candidates we acquire in the future. However, any patent applications for future products may not issue as patents, and any patent issued on such products may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued on products we may acquire in the future may not be sufficiently broad to prevent third-parties from commercializing competing products. If we fail to obtain adequate patent protection for our products, our ability to compete could be impaired.

Technology in-licensed by us is important to our business. We may not control the patent prosecution, maintenance or enforcement of some of our in-licensed technology. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed intellectual property. For example, in-licensed patents for which our rights are limited to a particular field of use could be or become licensed in other fields to other licensees and, therefore, become subject to enforcement by such other licensees without our participation. Consequently, such licensed patents could be held invalid or unenforceable or could have claims construed in a manner adverse to our interests in litigation, which we would not control or to which we would not be a party. If any of the intellectual property rights of our licensors is found to be invalid, this could have a material adverse impact on our operations.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm. We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. However, trade secrets are difficult to protect. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. Nor can we guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, or that we will have an adequate remedy for any such breach. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. Others may have developed, or may develop in the future, substantially similar or superior know-how and technology. The loss or exposure of our trade secrets, know-how and other proprietary information, as well as independent development of similar or superior know-how, could harm our operating results, financial condition and future growth prospects. Many of our employees and consultants were, and many of our consultants may currently be, parties to confidentiality agreements with other companies. Although our confidentiality agreements with these employees and consultants require that they do not bring to us, or use without proper authorization, any third-party’s proprietary technology, if they violate their agreements, we could suffer claims or liabilities.

We may have to engage in costly litigation to enforce or protect our proprietary technology or to defend challenges to our proprietary technology by our competitors, which may harm our business, results of operations, financial condition and cash flow.

The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our licensed patents will be enforceable. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Litigation may be necessary to protect our proprietary rights, and we cannot be certain that we will have the required resources to pursue litigation or otherwise to protect our proprietary rights.

Our ability to market our products may be impaired by the intellectual property rights of third-parties.

Our commercial success will depend in part on not infringing the patents or proprietary rights of third-parties. We are aware of competing intellectual property relating to the testosterone gel market. While we currently believe we have freedom to operate in this area, others may challenge our position in the future. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

Third-parties could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. A third-party might request a court to rule that the patents we in-license are invalid or unenforceable. In such a case, even if the validity or enforceability of those patents were upheld, a court might hold that the third-party’s actions do not infringe the patent we in-license thereby, in effect, limiting the scope of our patent rights. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

We may not be able to obtain or maintain orphan drug exclusivity for our product candidates for the treatment of urologic and sexual health disorders, and our competitors may obtain orphan drug exclusivity prior to us, which could significantly harm our business.

Some jurisdictions, including Europe and the U.S., may designate drugs for relatively small patient populations as orphan drugs. The FDA granted orphan drug status to our product candidate in the U.S. for the treatment of Peyronie’s disease, and we plan on filing an application with the FDA requesting a transfer of the orphan drug designation from the current holder to us. Orphan drug designation must be requested before submitting an application for marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and specific tax credits in the U.S. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to ten years in Europe and for a period of seven years in the U.S. Obtaining orphan drug designations and orphan drug exclusivity for our product candidates for the treatment of urologic and sexual health disorders, including Peyronie’s disease, may be critical to the success of these product candidates. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidates before we do, in which case we would be excluded from that market. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, even if we obtain orphan drug exclusivity for any of our product candidates, a viable commercial market may never develop and we may never derive any meaningful revenues from the sales of these products.

If Testim or our future products or product candidates infringe the intellectual property of our competitors or other third-parties, we may be required to pay license fees or cease these activities and pay damages, which could significantly harm our business.

Even if we have our own patents which protect our products, Testim and our product candidates may nonetheless infringe the patents or violate the proprietary rights of third-parties. In these cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to sell and use Testim and develop and commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third-parties on acceptable terms, or at all. Even if we were able to obtain rights to a third-party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property.

Third-parties may assert patent or other intellectual property infringement claims against us, or our licensors or collaborators, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. We may not have sufficient resources to effectively litigate these claims. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from business operations. In addition, any patent claims brought against our licensors or collaborators could affect their ability to carry out their obligations to us.

Furthermore, if a patent infringement suit were brought against us, or our licensors or collaborators, the development, manufacture or potential sale of product candidates claimed to infringe a third-party’s intellectual property may have to cease or be delayed. Ultimately, we may be unable to commercialize one or more of our product candidates, our patent claims may be substantially limited or may have to cease some portion of our operations as a result of patent infringement claims, which could severely harm our business.

Risks Related to Employees and Growth

If we are not able to retain our current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

We are dependent on the members of our management team, in particular, our chief executive officer, Gerri Henwood, for our business success. In addition, an important element of our strategy is to leverage the development, regulatory and commercialization expertise of our current management, including Ms. Henwood, in our development activities. Our employment agreements with our executive officers are terminable on short notice or no notice. The loss of any one of our executive officers would result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of Testim or our product candidates. We currently carry a $1.0 million key-man life insurance policy on the life of each of Ms. Henwood, our Chief Executive officer and Ms. Hollingsworth, our Executive Vice President, Secretary and General Counsel.

To grow we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful commercialization of Testim and the development and commercialization of our product candidates. As we grow, the inability to attract new employees when needed or to retain existing employees could severely limit our growth and harm our business.

Our operations may be impaired unless we can successfully manage our growth.

Our number of employees has increased from 54 as of December 31, 2002 to 147 as of March 31, 2004. In order to continue to expand Testim’s sales and commercialize additional product candidates, we currently anticipate that we will need to add between 30 and 50 additional managerial, selling, operational, financial and other employees to our existing departments over the next two years. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. Moreover, higher than expected market growth of Testim, as well as the development and commercialization of our other product candidates, could accelerate our hiring needs beyond our current expectations. To manage further growth, we will be required to continue to improve existing, and implement additional, operational and financial systems, procedures and controls, and hire, train and manage additional employees. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth and we may not be able to hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our business goals. In addition, our direct sales force consists of relatively newly hired employees. Turnover in our direct sales force or marketing team could adversely affect Testim and future product sales growth.

Risks Related to This Offering

As a result of prior sales of our equity securities at prices lower than the price in this offering, you will incur immediate and substantial dilution of your investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value of our common stock. Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and exceeds the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, assuming an initial public offering price of $13.00 per share, you will experience immediate and substantial dilution of approximately $8.66 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of our common stock in this offering will have contributed approximately 44.5% of the aggregate price paid by all purchasers of our common stock but will own only approximately 28.5% of our common stock outstanding after this offering.

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Prior to this offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or continue after this offering. If you purchase shares of our common stock in this offering, you will not pay a price established in a public marketplace. Rather, you will pay the price that we negotiate with the underwriters, which may not be indicative of market prices.

Market prices for securities of pharmaceutical, biotechnology and specialty pharmaceutical companies have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	Testim market acceptance and sales growth;

•	developments concerning therapies that compete with Testim in the treatment of hypogonadism;

•	our ability to manufacture any products to commercial standards;

•	results of our clinical trials;

•	the regulatory status of our product candidates;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	regulatory developments in the U.S. and foreign countries;

•	developments or disputes concerning our patents or other proprietary rights;

•	public concern over our drugs;

•	litigation involving our company or our general industry or both;

•	future sales of our common stock;

•	changes in the structure of healthcare payment systems, including developments in price control legislation;

•	departure of key personnel;

•	period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	general economic, industry and market conditions.

If any of these risks occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

After this offering, our executive officers, directors and major stockholders will maintain the ability to control all matters submitted to stockholders for approval.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering, will, in the aggregate, beneficially own shares representing approximately 46.2% of our common stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price or at a time that is acceptable to you.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters.

This initial public offering price may vary from the market price of our common stock after the offering. Investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Provisions in our certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

The affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote.

In addition, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

A significant portion of our total outstanding common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on the number of shares outstanding as of March 31, 2004, we will have 21,087,127 shares of common stock outstanding after this offering. This includes the common stock that we are selling in this offering, which may be resold in the public market immediately. The remaining 15,087,127 shares, or 71.5% of our outstanding common stock after this offering, are currently restricted as a result of securities laws or lock-up agreements. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time. Immediately after the expiration of the 180-day lock-up period, 8,769,943 shares will be freely tradeable under Rule 144(k) and 6,187,610 shares will be eligible for resale under Rule 144, subject to volume limitations.

Holders of 14,058,482 shares of our common stock after this offering will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. In addition, holders of outstanding warrants representing the right to purchase approximately 1,732,676 shares of our common stock will have these same rights with respect to the underlying common stock upon exercise of these warrants. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.”

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and included elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and projections of the future, about which we cannot be certain. Many factors affect our ability to achieve our objectives and to successfully commercialize Testim and our product candidates, including our ability to:

•	grow sales of Testim, our only marketed product;

•	obtain additional funds;

•	achieve market acceptance of Testim by physicians and patients and compete effectively with other TRT products;

•	obtain and maintain all necessary patents or licenses;

•	purchase the ingredients and supplies necessary to manufacture Testim at terms acceptable to us;

•	obtain and maintain relationships with government and third-party payors;

•	acquire additional product candidates or approved products;

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•	meet applicable regulatory standards, file for and receive required regulatory approvals;

•	comply with the terms of our license and other agreements; and

•	manufacture product candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

In addition, you should refer to “Risk Factors” included elsewhere in this prospectus for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. We may not update these forward-looking statements, even though our situation may change in the future.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $70.8 million at an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $81.7 million.

The principal purposes of this offering are to obtain additional capital, establish a public market for our common stock and to facilitate our future access to the public capital markets. We anticipate that we will use the net proceeds of this offering to further develop and commercialize our existing product portfolio. We intend to use the net proceeds from this offering as follows:

•	approximately $17.0 million of the net proceeds of this offering to fund further commercialization of Testim including sales, marketing and Phase IV studies;

•	approximately $30.0 million for future milestone payments and costs associated with clinical studies in connection with the development of AA4500 for Peyronie’s disease, which we anticipate will take the product candidate to a U.S. regulatory approval filing; and

•	approximately $20.0 million over the next four years to fund clinical studies in connection with the development of an androgen replacement film and an overactive bladder film, with approximately $10.0 million being spent on each product candidate which we anticipate will enable us to take each product candidate to U.S. regulatory approval filings.

We anticipate that we will use the remaining net proceeds of this offering for working capital and general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, as well as to acquire or in-license additional product candidates or approved products. We have no present understandings, commitments or agreements with respect to any acquisitions, investments or joint ventures. We reserve the right to change the allocation of the net proceeds among the uses described above as a result of contingencies such as the progress and results of our clinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or preferred stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The following table describes our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect:

—	the exercise in full, immediately preceding the closing of this offering, of an outstanding warrant to purchase 80,000 shares of our series B preferred stock;

—	the conversion of all outstanding shares of our preferred stock into 14,058,482 shares of common stock upon the closing of this offering; and

—	the issuance of 93,437 shares of restricted common stock to employees upon the effectiveness of this offering.

•	on a pro forma as adjusted basis to reflect the sale of 6,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share data)

Cash and cash equivalents	$25,907	$26,007	$96,807

Long-term obligations, including current portion	$840	$840	$840

Redeemable convertible preferred stock, $0.01 par value per share:
Series A, 8,771,928 shares authorized, issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	9,775	—	—

Series B, 22,484,888 shares authorized, 22,404,888 shares issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	27,476	—	—

Series C, 10,283,336 shares authorized, issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	15,057	—	—

Series D, 37,386,704 shares authorized, 28,752,365 shares issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	41,148	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share, 5,000,000 shares authorized, pro forma as adjusted	—	—	—
Common stock, $0.01 par value per share, 18,400,000 shares authorized, 935,208 shares issued and outstanding, actual; 18,400,000 shares authorized, 15,087,127 shares issued and outstanding, pro forma; and 120,000,000 shares authorized and 21,087,127 shares issued and outstanding, pro forma as adjusted	9	151	211
Additional paid-in capital	4,985	99,614	170,354
Accumulated deficit	(77,149)	(77,202)	(77,202)
Deferred compensation	(53)	(1,215)	(1,215)
Notes receivable from stockholders	(108)	(108)	(108)
Other comprehensive income (loss)	(31)	(31)	(31)

Total stockholders’ equity (deficit)	(72,347)	21,209	92,009

Total capitalization	$21,949	$22,049	$92,849

The table above excludes:

•	1,239,658 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2004, at a weighted average exercise price of $5.64 per share;

•	1,732,676 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, at a weighted average exercise price of $5.63 per share;

•	141,055 shares of common stock reserved for future grant under our stock option plan as of March 31, 2004; and

•	1,306,563 shares of common stock reserved for future grant under a new stock option plan, of which 604,780 shares will be granted at the offering price upon completion of this offering.

DILUTION

As of March 31, 2004 our historical net tangible book value (deficit) was approximately $(72.9) million, or $(77.96) per share based on 935,208 shares of common stock outstanding. Historical net tangible book value per share is equal to our total tangible assets less total liabilities and redeemable convertible preferred stock divided by the actual number of shares of common stock outstanding.

As of March 31, 2004, our pro forma net tangible book value was approximately $20.6 million. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the pro forma number of shares of our outstanding common stock and gives effect to:

•	the exercise in full, immediately preceding the closing of this offering, of an outstanding warrant to purchase 80,000 shares of our series B preferred stock;

•	the conversion of all outstanding shares of our preferred stock as of March 31, 2004 into 14,058,482 shares of our common stock, which will become effective at the closing of this offering; and

•	the issuance of 93,437 shares of restricted common stock to employees upon the effectiveness of this offering.

Without taking into effect any other changes in pro forma net tangible book value after March 31, 2004 and after giving effect to the issuance of 6,000,000 shares of our common stock offered in this offering at an assumed initial public offering price of $13.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2004, will be approximately $91.4 million, or approximately $4.34 per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.97 per share to our existing stockholders and an immediate dilution of $8.66 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of March 31, 2004	$(77.96)
Increase attributable to the conversion of all of our convertible preferred stock and the issuance of restricted common stock at March 31, 2004	79.33

Pro forma net tangible book value per share as of March 31, 2004	1.37
Pro forma increase per share attributable to sales of common stock in this offering	2.97

Pro forma as adjusted net tangible book value per share		4.34

Pro forma dilution of net tangible book value per share to new investors		$8.66

Assuming the exercise in full of the underwriters’ over-allotment option, the pro forma as adjusted net tangible book value per share after this offering would be $4.65, the increase in net tangible book value per share to existing stockholders would be $3.28 and the dilution in net tangible book value per share to new investors would be $8.35.

The following table summarizes, on a pro forma basis as of March 31, 2004, after giving effect to this offering at an assumed initial public offering price of $13.00 per share before deducting underwriting discounts and commissions and offering expenses payable by us, and the pro forma adjustments referred to above, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders and by new investors.

	Total Shares		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	15,087,127	71.5%	$97,417,108	55.5%	$6.46
New investors	6,000,000	28.5%	78,000,000	44.5%	$13.00

Total	21,087,127	100.0%	$175,417,108	100.0%

If the underwriters exercise their allotment option in full, the shares held by existing stockholders will decrease to 68.6% of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will increase to 6,900,000, or 31.4% of the total number of shares of common stock outstanding after this offering.

The tables and calculations above are based on 15,087,127 shares of our common stock outstanding on a pro forma basis as of March 31, 2004. This number does not include:

•	1,239,658 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2004, at a weighted average exercise price of $5.64 per share;

•	1,732,676 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2004, at a weighted average exercise price of $5.63 per share;

•	141,055 shares of common stock reserved for future grant under our stock option plan as of March 31, 2004; and

•	1,306,563 shares of common stock reserved for future grant under a new stock option plan, of which 604,780 shares will be granted at the offering price upon completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from audited financial statements which do not appear in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal, recurring adjustments, that we believe necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period. The pro forma basic and diluted net loss per common share reflects the weighted effects of the assumed conversion of all outstanding convertible preferred stock. See Note 2(s) to our consolidated financial statements for information regarding computation of basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Consolidated Statement of Operations Data:
Net revenues	$—	$—	$—	$—	$8,822	$155	$5,634

Operating expenses:
Cost of goods sold	—	—	—	122	3,762	168	1,789
Research and development	—	2,943	16,294	14,130	7,175	1,527	2,370
Selling, general and administrative	42	965	2,346	5,626	27,475	4,504	7,422

Total operating expenses	42	3,908	18,640	19,878	38,412	6,199	11,581

Loss from operations	(42)	(3,908)	(18,640)	(19,878)	(29,590)	(6,044)	(5,947)
Interest income (expense), net	1	81	188	334	(1,007)	16	(463)
Other income	—	—	—	—	1,722	—	—

Net loss	(41)	(3,827)	(18,452)	(19,544)	(28,875)	(6,028)	(6,410)
Accretion of redeemable convertible preferred stock	—	(53)	(154)	(384)	(490)	(113)	(169)
Dividends accrued on redeemable convertible preferred stock	—	(228)	(1,230)	(4,554)	(3,909)	(1,178)	—

Net loss applicable to common stockholders	$(41)	$(4,108)	$(19,836)	$(24,482)	$(33,274)	$(7,319)	$(6,579)

Basic and diluted net loss per common share	$(0.35)	$(9.87)	$(42.78)	$(51.49)	$(59.08)	$(15.07)	$(7.08)

Weighted average basic and diluted common shares outstanding	115	416	464	475	563	486	930

Pro forma basic and diluted net loss per common share (unaudited)					$(2.94)		$(0.43)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					9,832		14,988

	As of December 31,					March 31, 2004
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:
Cash and cash equivalents	$179	$3,563	$19,898	$12,221	$28,446	$25,907
Restricted cash	—	—	—	—	9,500	—
Working capital	182	1,600	15,723	9,658	25,363	24,544
Total assets	212	3,687	20,518	16,633	49,759	43,943
Other long-term liabilities	—	—	—	—	577	6,086
Redeemable convertible preferred stock	—	4,706	38,082	57,839	93,287	93,456
Total stockholders’ (deficit) equity	204	(2,999)	(21,901)	(45,581)	(65,804)	(72,347)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a specialty pharmaceutical company dedicated to the development and commercialization of pharmaceutical products focused on urology and sexual health. Our goal is to develop and commercialize a portfolio of products that treat diseases and disorders relating to urology and sexual health. We have established our own sales and marketing organization, which includes approximately 100 sales and marketing professionals that cover the U.S. We also have assembled an experienced team responsible for additional product development and regulatory affairs for North America and Europe. We are pursuing product opportunities through in-licensing to treat other urologic and sexual health disorders. Testim, our only marketed product, is a testosterone replacement therapy, or TRT, for the treatment of hypogonadism and is approved for sale in the U.S. and the United Kingdom. We launched Testim in the first quarter of 2003 in the U.S. through our specialty sales force. Our sales force calls on physicians who are prescribers of urologic and sexual health products. Testosterone gels, which include Testim, represented 61% of total TRT prescriptions dispensed in 2003. Total monthly Testim prescription units dispensed have grown from approximately 1,000 in March 2003 to over 15,500 in March 2004. Testim is manufactured for us by DPT Laboratories. We also license the underlying technology for Testim from Bentley Pharmaceuticals.

We will need to generate significant revenues to achieve profitability. We expect to generate revenues primarily from sales of our marketed products. While we expect to receive milestone payments under existing agreements and will seek opportunities for additional up-front and milestone payments for out-licensing of our products, we do not anticipate that these will become a significant source of our revenues. Testim is our first marketed product and we expect our revenues to be substantially dependent on Testim product sales for the foreseeable future. We are developing our other existing product candidates that we hope to commercialize. We focus on opportunities to in-license or acquire new products that we believe we can develop into products that would be sold by our existing sales and marketing organization. We are also seeking opportunities to leverage our sales and marketing organization by acquiring, in-licensing or co-promoting marketed products. Since we commenced operations in the fourth quarter of 1999, we have sustained significant operating losses. As of March 31, 2004, we had an accumulated deficit of $77.1 million. Based on our current product portfolio, we expect to continue to incur significant operating losses for the next several years principally due to:

•	selling and marketing expenses associated with Testim;

•	Phase IV clinical trials for Testim;

•	development of Peyronie’s disease, androgen replacement film and overactive bladder film product candidates;

•	up-front milestone payments and development costs associated with AA4500 for Peyronie’s disease; and

•	increased general and administrative expenses to support the infrastructure required to grow and operate as a public company.

The products that we primarily seek to in-license or acquire are typically at an early stage of development, so we would expect to incur substantial additional research and development expenses to develop these products through to commercialization. In addition, we would expect to make up-front and milestone payments, and enter into royalty arrangements, to in-license or acquire these products. If we acquire, in-license or co-promote marketed products from third-parties, then we would expect to incur substantial up-front, milestone or royalty payments.

Net Revenues. To date, all of our net revenues have been generated by the sale of Testim. We sell Testim to pharmaceutical wholesalers and some chain drug stores. These companies have the right to return Testim. As a result, we recognize revenue based on prescription units dispensed to patients, since they are not subject to return. We will continue to recognize revenue upon prescription units dispensed until we have sufficient history to estimate product returns. When we are able to reasonably estimate our product returns, we will recognize a one-time increase in net revenue related to the recognition of revenue previously deferred. We currently expect to generate net revenues primarily from Testim sales. We do not anticipate sales of Testim outside of the U.S., pursuant to our agreements with Bayer and Ipsen, to have a material impact on our revenues or profitability. We believe that the primary benefit of these agreements is the demonstration of our global development and commercialization capabilities to future licensors, as well as providing us with up-front and milestone payments and opportunities for manufacturing efficiencies through increased sales of Testim. In addition, we will seek to generate additional revenues from the expansion of Testim into new markets and the commercialization of new products, including fees and milestone payments received by us from new collaborative or strategic relationships.

We are a relatively new company and our sales prospects are uncertain. We expect our revenues to fluctuate due to:

•	market acceptance and pricing for Testim, including any change in wholesaler purchasing patterns;

•	commercialization of and market acceptance of our future products, if any;

•	market acceptance of competing products; and

•	government or private healthcare reimbursement policies, particularly with respect to Testim and our other product candidates.

Cost of Goods Sold. All of our cost of goods sold currently relate to the sale of Testim. Cost of goods sold consists of:

•	raw materials;

•	fees paid to our contract manufacturer and related costs;

•	royalty payments, which currently consist solely of payments due to Bentley;

•	personnel costs associated with quality assurance and manufacturing oversight; and

•	distribution costs, including warehousing, freight and product liability insurance.

We currently do not anticipate any material changes in our cost of goods sold. We anticipate our gross margins for sales outside the U.S. to be markedly lower than those seen in the U.S. This is due to a combination of factors which include the terms of our distribution agreements with Bayer and Ipsen and the royalty payments due to our licensor. However, in the U.S. we expect there will be opportunities for margin improvement as our business expands and volume increases.

Research and Development. Research and development expenses consist of:

•	salaries and expenses for our development personnel;

•	payments to consultants, investigators, contract research organizations and manufacturers in connection with our preclinical and clinical trials;

•	costs of developing and obtaining regulatory approvals; and

•	product license and milestone fees paid prior to regulatory approval.

Since our inception through March 2004, we have spent $24.6 million on Testim and $0.9 million on our androgen replacement and overactive bladder films. These amounts represent our external research and development costs for these projects. We do not allocate salaries or administrative expenses to development projects. Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects in development cannot be reasonably estimated. Results from clinical trials may not be favorable. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines. We expect our research and development expenses for our current products to significantly increase as a result of Phase IV clinical trials for Testim and the further development of AA4500 for Peyronie’s disease, our androgen replacement film, our overactive bladder film, and a hormone therapy for female sexual dysfunction. We would expect further significant increases in our expenditures to develop any other potential new product candidates that we would in-license or acquire.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel, marketing and promotion costs, professional fees and facilities costs. We anticipate increases in selling, general and administrative expenses due to sales and marketing costs associated with Testim, hiring of additional personnel, investor relations and other activities associated with operating as a publicly traded company.

Results of Operations

Three months ended March 31, 2004 and 2003

Net product revenues were $5.6 million and $0.2 million for the three months ended March 31, 2004 and 2003, respectively. Prescription units dispensed were approximately 43,000 and 1,200 in the first quarter of 2004 and 2003, respectively. The increase is directly attributable to the first quarter of 2003 being the early stages of Testim product launch. For the three months ended March 31, 2004 and 2003, product shipments were $5.1 million and $5.6 million, respectively, while gross revenue for prescription units dispensed was $6.1 million and $0.2 million, respectively. Revenues for Testim product sales are reflected net of cash discounts, rebates, patient coupons and actual returns. Shipments not recognized as revenue, net of anticipated cash discounts, were $3.3 million at March 31, 2004 and were $5.1 million at March 31, 2003 and are reflected as deferred revenue.

Cost of goods sold were $1.8 million and $0.2 million for the three months ended March 31, 2004 and 2003, respectively. The increase in cost of goods sold for the three months ended March 31, 2004 over the comparable period in 2003 was directly attributable to the increase in Testim prescription revenue. Cost of goods sold for the three months ended March 31, 2004 would have been approximately $0.1 million higher had purchases of a key raw material not been written-off in 2002. In 2002, we purchased approximately $0.9 million of this raw material prior to FDA approval of Testim and, based on our policy, charged the purchase price to research and development expense because we would have had no alternative use for the raw material if Testim were not approved. We committed to acquire the raw material prior to FDA approval in an attempt to secure the inventory from our sole source supplier to have it available for the initial production runs of Testim. As of March 31, 2004, we still had $0.4 million of raw material in inventory with zero book value. Based on current sales levels, we anticipate that Testim manufactured with this zero book value inventory will be sold by early 2005.

Research and development expense was $2.4 million and $1.5 million for the three months ended March 31, 2004 and 2003, respectively. The increase for the three months ended March 31, 2004 over the comparable period in 2003 was due primarily to the $0.3 million increase in expenses associated with the Testim European regulatory filing over costs to complete Testim extension studies, $0.2 million of Testim Phase IV clinical trials and $0.2 million of development expenses on our androgen replacement and overactive bladder film product candidates with the latter two items having no comparable expenditures in the first quarter of 2003.

Selling, general and administrative expenses were $7.4 million and $4.5 million for the three months ended March 31, 2004 and 2003, respectively. The increase for the three months ended March 31, 2004 over the comparable period in 2003 was due primarily to selling and marketing expenses related to the initiation of the Testim launch midway through the first quarter of 2003. As a result, compensation and related expenses for our professional sales organization and promotional activities were higher in the 2004 quarter versus the 2003 quarter.

Interest income (expense), net was $(0.5) million and approximately $0 for the three months ended March 31, 2004 and 2003, respectively. The expense in the first quarter of 2004 relates primarily to non-cash amortization of deferred debt issuance costs related to a line of credit and to interest paid on the line of credit. The debt issuance costs were the result of warrants issued to investors to guarantee the line of credit. Interest expense in March 2004 includes $0.1 million of accelerated amortization of debt issuance costs when the line of credit was terminated early.

Dividends accrued and accretion on redeemable convertible preferred stock were $0.2 million and $1.3 million for the three months ended March 31, 2004 and 2003, respectively. The decrease for the three months ended March 31, 2004 from the comparable period in 2003 was due to the termination and cancellation of the accumulated dividend provisions of our preferred stock in connection with the private placement of shares of our series D preferred stock in October 2003.

    Years ended December 31, 2003, 2002 and 2001

Net revenues were $8.8 million, $0, and $0 for 2003, 2002 and 2001, respectively. Net revenues consist solely of product revenues resulting from approximately 70,300 prescription units dispensed since the first quarter 2003 launch of our marketed product Testim. For the year ended December 31, 2003, product shipments were $14.1 million, and gross revenue for prescription units dispensed was $9.7 million or $8.8 million, net of cash discounts, rebates, patient coupons and actual returns. Shipments not recognized as revenue, net of anticipated cash discounts, were $4.3 million at December 31, 2003 and are reflected as deferred revenue.

Cost of goods sold were $3.8 million, $0.1 million and $0 for 2003, 2002 and 2001, respectively. The increase in 2003 compared to 2002 was due to costs associated with the launch and commercialization of Testim. Cost of goods sold in 2003 would have been approximately $0.3 million higher had purchases of a key raw material not been written-off in 2002. In 2002, we purchased approximately $0.9 million of this raw material prior to FDA approval of Testim and, based on our policy, charged the purchase price to research and development expense because we would have had no alternative use for the raw material if Testim were not approved. As of December 31, 2003, we still had $0.5 million of raw material in inventory with zero book value. In addition, although we had no revenues in 2002, we incurred start-up costs related to Testim production.

Research and development expense was $7.2 million, $14.1 million and $16.3 million for 2003, 2002 and 2001, respectively. The decrease in 2003 compared to 2002 was due primarily to approximately $8.0 million of incremental costs incurred in 2002 in connection with the completion of the Testim extension studies and the expense of Testim raw materials purchased prior to FDA approval. The 2003 decrease was partially offset by newly initiated Testim Phase IV studies of $0.7 million and the beginning of the development of our androgen replacement and overactive bladder film product candidates of $0.7 million. The decrease in 2002 compared to 2001 was due to less development activity related to Testim in 2002, as well as higher costs associated with the Testim Phase III clinical trials and NDA filing costs in 2001.

Selling, general and administrative expenses were $27.5 million, $5.6 million and $2.3 million for 2003, 2002 and 2001, respectively. The increase in 2003 compared to 2002 was primarily the result of hiring and training our professional sales organization and the marketing campaign in connection with the launch of Testim. The increase in 2002 compared to 2001 was primarily the result of the pre-marketing research and sales force development activities for Testim.

Interest income (expense), net was $(1.0) million, $0.3 million and $0.2 million for 2003, 2002 and 2001, respectively. The change in 2003 was related primarily to non-cash amortization of deferred debt issuance costs related to a line of credit and to interest paid on the line. The debt issuance costs were the result of warrants issued to investors to guarantee the line of credit. The increase in 2002 compared to 2001 was due to higher average cash balances resulting from the completion of the private placement of shares of our series C preferred stock in June 2002.

Other income for 2003 was $1.7 million due to a one-time gain from the settlement of a lawsuit with a vendor.

Dividends accrued and accretion on redeemable convertible preferred stock were $4.4 million, $4.9 million, and $1.4 million for 2003, 2002 and 2001, respectively. The decrease in 2003 compared to 2002 was due to the termination and cancellation of the accumulated dividend provisions of our preferred stock in connection with the private placement of shares of our series D preferred stock in October 2003. The increase in 2002 compared to 2001 was the result of issuing additional shares of preferred stock upon the completion of the private placement of shares of our series C preferred stock in June 2002. In April 2004, we removed a variable feature of our outstanding warrants to purchase series D preferred stock and fixed the exercise price of the warrants. As a result, we will record a $0.2 million deemed dividend in the second quarter of 2004 for the increase in the fair value of the warrants attributable to the amendments of the warrant terms.

At December 31, 2003, we had federal net operating loss carryforwards of approximately $57.6 million, which will expire in 2019 through 2023, if not utilized. In addition, we had state net operating loss carryforwards of approximately $39.8 million, of which $33.3 million relate to Pennsylvania. The Pennsylvania state net operating losses are subject to a $2.0 million annual limitation and expire in 2009 through 2023. At December 31, 2003, we had federal research and development credits of approximately $1.0 million that will expire in 2020 through 2023, if not utilized.

The Internal Revenue Code provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards following certain ownership changes that could limit our ability to utilize these carryforwards. We may have experienced various ownership changes, as a result of past financings. Accordingly, our ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes; therefore we may not be able to take full advantage of these carryforwards for federal income tax purposes.

Liquidity and Capital Resources

Since inception, we have financed our product development, operations and capital expenditures primarily from private sales of equity securities and borrowings under debt facilities. Over the past three years, we received approximately $101.7 million from private sales of equity securities and borrowings under our debt facilities. Since launching Testim in 2003, net revenue from the sales of Testim has become a source of cash, a trend that we believe will continue. As of March 31, 2004, we had approximately $25.9 million in cash and cash equivalents compared to $28.4 and $12.2 million as of December 31, 2003 and 2002, respectively. We believe that our current financial resources and sources of liquidity, together with the net proceeds from this offering, will be adequate to fund our operations for the next 24 months. In March 2004, we terminated our existing bank line of credit and entered into a new $5.0 million line of credit with Comerica. Our current facility bears interest at an annual rate of prime plus 0.5%. In addition, we have a $1.1 million equipment loan with General Electric Capital Corporation and a $0.4 million insurance premium note with First Insurance Funding Corp. The equipment facility bears interest at a rate of 9.5% per annum and the insurance loan bears interest at a rate of 5.45% per annum.

Cash used in operations was $7.2 million for the three months ended March 31, 2004 and $26.5 million, $21.3 million and $16.1 million for 2003, 2002 and 2001, respectively. For the three months ended March 31, 2004 and the year ended December 31, 2003, Testim product sales and up-front and milestone payments generated approximately $5.5 million and $11.8 million in cash receipts, respectively. Negative operating cash flows during 2003, 2002 and 2001 were caused primarily by operating losses.

Cash used in investing activities was $0.2 million for the three months ended March 31, 2004 and was $1.1 million, $1.8 million and $0.4 million for 2003, 2002 and 2001, respectively. Cash used in investing activities for all periods presented relates primarily to the purchase of manufacturing equipment, office furniture and computer equipment, and the build-out of a manufacturing line for Testim. The increase in cash use in investing activities in 2002 over 2001 and the subsequent decrease in 2003 is primarily related to the purchase and construction of manufacturing equipment and the manufacturing line in 2002.

Cash provided by financing activities was $4.8 million for the three months ended March 31, 2004 and was $43.8 million, $15.4 million and $32.9 million in 2003, 2002 and 2001, respectively. Cash provided by financing activities in the first quarter of 2004 was primarily related to the $5.0 million draw-down on our new line of credit. During 2003, we received $43.0 million from the private placement of shares of our series D preferred stock and an additional $10.4 million primarily from a line of credit offset by a $9.5 million certificate of deposit reflected as restricted cash to secure borrowing under a line of credit agreement. During 2002, we received $15.4 million from the private placement of our series C preferred stock. During 2001, cash provided by financing activities was $32.9 million due primarily to the completion of the private placements of our series A and B preferred stock.

Our actual cash needs might vary materially from those now planned because of a number of factors, including:

•	Testim market acceptance and sales growth;

•	third-party payor coverage and reimbursement for Testim;

•	the cost of manufacturing, distributing, marketing and selling Testim;

•	the scope, rate of progress and cost of our product development activities;

•	future clinical trial results;

•	the terms and timing of any collaborative, licensing and other arrangements that we have or may establish;

•	the cost and timing of regulatory approvals;

•	the costs of commercializing any of our other product candidates;

•	acquisition or in-licensing costs;

•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We might seek additional debt or equity financing or both to fund our operations or product acquisitions. If we increase our debt levels, we might be restricted in our ability to raise additional capital and might be subject to financial and restrictive covenants. Our stockholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue any securities.

In the first half of 2004, we received $5.6 million in payments from existing agreements for Testim in other territories. These receipts are the result of up-front and milestone payments primarily related to contract signings and are reflected in deferred revenue at March 31, 2004. In addition, we could receive as much as an additional $5.0 million before the end of 2004 if certain regulatory approvals are received outside the U.S. We might also enter into additional arrangements with corporate partners that could provide us with additional funding in the form of equity, debt, licensing, milestone or royalty payments. We might not be able to enter into such arrangements or raise any additional funds on terms favorable to us or at all. In June 2004, we entered into an agreement with BioSpecifics Technologies in which we agreed to develop and license an enzyme for the treatment of Peyronie’s disease and Dupuytren’s disease. Under this agreement we paid an up-front payment of $2.5 million and we anticipate making additional contingent milestone payments of $8.5 million through June 30, 2005. In addition, we paid a $0.7 million judgment in April 2004, which was accrued as of December 31, 2003.

Contractual Commitments

We are involved with in-licensing of products which are generally associated with payments to the partner from whom we have licensed the product. Such payments frequently take the form of :

•	an up-front payment, the size of which varies depending on the phase of the product and how many other companies would like to obtain the product, which is paid very soon after signing a license agreement;

•	milestone payments which are paid when certain parts of the overall development program are accomplished, or in some cases, when a patent issues, or similar;

•	payments upon certain regulatory events, such as the filing of an IND, and NDA, approval of an NDA, or the equivalents in other countries; and

•	payments for achievement of certain sales thresholds, such as a payment due the first year a product achieves $100 million in sales.

We may also out-license products for which we holds the rights to other companies for commercialization in other territories, or at times, for other uses. When this happens, typically there is:

•	an up-front payment made at or shortly after signing a partnering agreement;

•	milestone payments that may be made on completion of a phase of a clinical program, or regulatory approval in a given territory; and

•	a payment or payments made upon achievement of a certain level of sales in a given year.

The following summarizes our contractual commitments as of December 31, 2003 (in thousands):

	Total	Less than 1 year	2-3 years	4+ years
Long-term debt (1)	$10,459	$9,875	$584	—
Operating leases	801	382	419	—
Purchase commitment (2)	921	731	190	—

Total	$12,181	$10,988	$1,193	—

(1)	Amounts include a $9.5 million balance under a line of credit agreement that was repaid in the first quarter of 2004. This line of credit was replaced with a $5.0 million facility from Comerica Bank that was fully drawn on March 31, 2004 and repaid in April 2004.
(2)	Amount includes a minimum annual manufacturing fee of $0.2 million.

The contractual commitments reflected in this table exclude contingent milestone and royalty payments that we may be obligated to pay in the future. We paid a $2.5 million up-front payment to BioSpecifics Technologies in June 2004. The remaining contingent milestone payments for all our license agreements total $14.0 million. These remaining milestones relate primarily to receipt of technical data, manufacturing process development, the one-year anniversary date, filing of regulatory applications and receipt of regulatory approval. We expect to pay approximately $8.5 million of these contingent milestone payments through June 30, 2005. Future royalty payments are contingent on product sales.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations, which are based on our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies include:

•	revenue recognition;

•	inventory valuation; and

•	estimating the value of our equity instruments for use in stock-based compensation calculations.

Revenue Recognition. We sell Testim to pharmaceutical wholesalers and chain drug stores. These companies have the right to return Testim for any reason up to one-year after product expiration. As a result of Testim’s launch in the first quarter of 2003, we do not have sufficient sales history to estimate product returns. In accordance with Statement of Financial Accounting Standards (SFAS) No. 48, we defer recognition of revenue on product shipments of Testim to our customers until such time as Testim units are dispensed through patient prescriptions, since they are not subject to return. Under SFAS No. 48, we cannot recognize revenue on product shipments until we can reasonably estimate returns relating to these shipments. We estimate the volume of prescription units dispensed at pharmacies based on data provided by external, independent sources. These sources poll pharmacies, hospitals, mail order and other retail outlets for Testim prescriptions and project this sample on a national level. We will continue to recognize revenue based on prescription units until we have sufficient history to estimate product returns. When we are able to reasonably estimate our product returns, we will recognize a one-time increase in net revenue related to the recognition of revenue previously deferred. In addition, we must make estimates for rebates provided to third-party payers and coupons provided to patients. Testim is covered by Medicaid and numerous independent insurance and pharmacy benefit managers, or PBMs. Some of these programs have negotiated rebates. We obtain estimates of prescription units dispensed under the various rebate programs from the same external sources discussed above. We make estimates of the rebates based on the external-source reports of volumes and actual contract terms. In addition, we provide coupons to physicians for use with prescriptions as promotional incentives. We utilize a contract service provider to process and pay claims to patients for actual coupon usage. The timing of processing coupon invoices from this service provider is delayed. We make estimates of actual coupon usage based on previous experience. As Testim becomes more widely used and as we continue to add managed care and PBM contracts, our estimates may result in differences to actual results. To date, our estimates have not resulted in any material adjustments to our operating results.

We have licensed out to Bayer and Ipsen the right to market and distribute Testim worldwide, excluding the U.S., Mexico and Japan. Under these agreements, Bayer and Ipsen are each required to purchase Testim from us and make up-front, milestone and royalty payments. We are obligated under the agreements to provide multiple deliverables; the license/product distribution rights, regulatory filing services and commercial product supply. Under Emerging Issues Task Force (EITF) No. 00-21, Revenue Arrangements with Multiple Deliverables, the deliverables under each of these agreements are treated as single units of accounting as we do not have evidence to support that the consideration for the undelivered item, Testim units to be shipped, is at fair value. Revenue for Testim units shipped will be recognized upon product shipment, subject to our ability to reasonably estimate product returns. We will defer revenue recognition for up-front and milestone payments until the first product shipment under each agreement. Up-front and milestone revenue will be recognized over the distribution term based on Testim units shipped. We will need to estimate the total Testim units to be shipped under the agreements. As a result, we plan on utilizing independent appraisers to help us determine the useful life of Testim in markets where we anticipate Testim units shipped to be material. We will use this information along with market penetration data from independent sources to estimate the total Testim units to be shipped. Periodically, we will reevaluate these estimates and adjust on a prospective basis the amortization of the up-front and milestone payments. We will disclose the reasons for any significant changes in our future estimates. If we are unable to reasonably estimate the total units to be shipped, the amortization of the deferred revenue will not be recognized as revenue until we are able to make a reasonable estimate.

Inventory Valuation. We rely on a single source supplier for one of the key ingredients in Testim. As a result, we have purchased a substantial safety stock of this ingredient on which we have limited shelf-life data. We continue to perform stability testing on the ingredient to determine its maximum shelf-life. In addition, our finished goods inventory has a definitive shelf-life. We estimate that the demand for Testim will be such that the raw materials and finished goods on hand will ultimately be used in future production and sold to our customers. As a result, we have not recorded a valuation allowance for potential excess inventory as of December 31, 2003 or March 31, 2004. We will continually evaluate the demand for Testim and the data from the stability testing to determine whether an allowance for excess inventory is warranted.

Valuation of Equity Instruments. Our accounting for the issuance of equity instruments requires us to estimate their fair value. Equity instruments granted or sold in exchange for the receipt of goods or services and the value of those goods or services may not be readily estimated. We estimate the fair value of equity instruments, including stock options and warrants granted to employees and non-employees, based upon consideration of factors which we deemed to be relevant at the time. Because shares of our common stock have not been publicly traded, factors historically considered in valuing equity issuances include pricing of private sales of our redeemable convertible preferred stock, prior valuation of equity instruments issued and the effect of events that have occurred between the time of such issuance, economic trends, and the comparative rights and preferences of the security being issued compared to the rights and preferences of our other outstanding equity. We have also considered comparative values of public companies discounted for the risk and limited liquidity provided for in the equity we are issuing.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board, or FASB, revised FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies at the end of the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As we do not hold any interest in variable interest entities, the adoption of FIN 46 had no impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures some financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of this statement as a liability or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As we do not have instruments within the scope of SFAS No. 150, the adoption of this standard had no impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, restricted cash, trade accounts receivable, accounts payable and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents.

We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments. The maximum allowable duration of a single issue is three months.

The investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. As all our cash and cash equivalents, including restricted cash, at December 31, 2003 were maintained in bank demand accounts, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

Transactions relating to Auxilium UK, Limited are recorded in pounds sterling. Upon consolidation of this subsidiary into our consolidated financial statements, we translate the balance sheet monetary asset and liability accounts to the U.S. dollar based on exchange rates as of the balance sheet date; balance sheet non-monetary asset and liability accounts are translated into the U.S. dollar at historical exchange rates; and all statements of operations and cash flows amounts are translated into the U.S. dollar at the average exchange rates for the period. Exchange gains or losses resulting from the translation are included as a separate component of stockholders’ deficit. In addition, we conduct clinical trials in foreign countries, exposing us to cost increases if the U.S. dollar declines in value compared to other currencies. We do not hedge our foreign exchange risks. The fluctuations of exchange rates may adversely affect our results of operations, financial position or cash flows.

BUSINESS

Overview

We are a specialty pharmaceutical company that develops and markets products for urologic and sexual health. We currently market one product through our 100 person sales and marketing organization and have three key products in development. Our marketed product, Testim, is a proprietary, topical 1% testosterone gel indicated for the treatment of hypogonadism. According to a 2001 article published in The Journal of Clinical Endocrinology & Metabolism, hypogonadism is a disorder that affects approximately 20% of the U.S. male population over age 50. We estimate there is a similar percentage of affected men in Europe. Hypogonadal men exhibit lower than normal levels of testosterone. Testosterone replacement therapy, or TRT, is the standard treatment for hypogonadism. According to IMS, this market has grown at over 20% for each of the previous three years. Hypogonadism is often underdiagnosed and undertreated. We believe about 5% of hypogonadal men currently receive TRT. Therefore, we believe the TRT market is poised to experience further growth due to increasing diagnosis and improving physician and patient awareness.

Testosterone gels constitute a substantial portion of the TRT market, representing 61% of total testosterone prescriptions in 2003, according to IMS. Since we launched Testim in the first quarter of 2003, IMS reports that we have increased Testim’s share of monthly total testosterone gel prescriptions to 8.9% in March 2004. Total monthly Testim prescription units dispensed have increased from approximately 1,000 in March 2003 to over 15,500 in March 2004, according to IMS. Currently, there are two marketed testosterone gels, including Testim, and other TRT products include pills, injections, transdermal patches and a buccal tablet.

We believe Testim’s growth has been due to Testim’s favorable clinical profile, as well as the growth of the TRT market. We have conducted 11 clinical studies for Testim in over 1,400 patients, including three studies with currently marketed products. One single-dose study in 29 patients showed Testim produced 30% higher total testosterone absorption and 47% higher free testosterone absorption compared to another commercial gel. In the other two studies, Testim brought significantly more men with low testosterone to normalized 24-hour levels than a transdermal patch. We promote Testim through our 100 sales and marketing professionals who call on prescribers of urologic and sexual health drugs. We believe there is an opportunity to continue to increase sales of Testim through targeted sales force detailing, increased product awareness and label expansion.

We recently in-licensed AA4500, an early Phase II product candidate for the treatment of Peyronie’s disease from BioSpecifics Technologies. Peyronie’s disease is the development of scar tissue in the shaft of the penis which can cause pain on erection and prevent normal intercourse. We believe no treatments have demonstrated efficacy for the symptoms of Peyronie’s disease in controlled clinical trials. This disease predominantly affects men over age 50, according to an article published in International Journal of Impotence Research in 2002.

Urology and Sexual Health Market Opportunity

The urology market includes the treatment of diseases and disorders of the urinary tract and reproductive organs such as benign prostatic hypertrophy, or BPH. BPH is a benign prostate enlargement that results in obstruction of the urinary tract. The sexual health market includes the treatment of diseases and disorders associated with poor or non-functioning sexual organs such as hypogonadism, male or female sexual dysfunction, and Peyronie’s disease. Physicians focused on these disorders include urologists, some endocrinologists, HIV treatment specialists, and a select group of internal medicine and primary care physicians. Our sales force calls on approximately 11,500 physicians practicing within these fields.

Until recently, treatment for many urologic and sexual health disorders was viewed as medically unnecessary. As a result, these disorders were undertreated or not treated at all. This dynamic has changed as treatment options have improved and as physicians and patients have begun to appreciate the benefits of treatment. This increased awareness has resulted in marked growth in the drug categories for erectile dysfunction and BPH. For example, according to EvaluatePharma, a pharmaceutical market research firm, annual sales of erectile dysfunction drugs, such as Viagra, grew from less than $100 million to greater than $2 billion between 1997 and 2003. EvaluatePharma has reported that the BPH market, which includes products such as Proscar and Flomax, grew from approximately $450 million to over $3 billion from 1992 to 2003.

We believe there are numerous underdeveloped and unaddressed markets in the urologic and sexual health treatment markets that are poised for development and growth. We believe this growth will be driven by a number of factors, including the following:

•	Increased attention and awareness. We believe that there is a growing interest among patients and prescribers in maintaining or improving urologic and sexual function with age. We also believe that the marketing programs of large pharmaceutical companies for erectile dysfunction products have facilitated a more open patient-doctor dialogue.

•	Unmet needs. There are a number of urologic and sexual health conditions that we believe are underserved, such as hypogonadism, or are without adequate treatment, such as Peyronie’s disease and premature ejaculation.

•	Aging of the population. As the baby-boom generation ages, more patients will experience these disorders resulting in a larger population of patients that will be suitable candidates for our products.

Hypogonadism Market

Hypogonadism is a disorder that affects approximately 20% of the U.S. male population over age 50. We estimate there is a similar percentage of affected men in Europe. Many hypogonadal men are becoming aware that their symptoms are not a normal part of aging and can be treated. According to an article published in The Journal of Urology in March 2000, hypogonadal men exhibit lower than normal levels of testosterone, resulting in a variety of symptoms including:

•	low energy levels;

•	loss of sex drive;

•	decreased sexual performance;

•	loss of muscle mass;

•	reduced bone density;

•	increased body fat; and

•	mild depression.

Restoring testosterone to normal levels through TRT can relieve these symptoms. TRT is typically a long-term treatment. According to IMS, in 2003, U.S. TRT sales grew by 32% to $398 million from 2002. Gels comprise a majority of the TRT market due, primarily, to fewer side effects than are more commonly associated with the other types of TRT. Recently, routine testing of testosterone levels has become a more common part of men’s health evaluations by specialists, yet testosterone testing is still relatively new among the majority of primary care physicians. Only about 5% of hypogonadal men currently receive TRT. We believe the TRT market will continue to grow through increasing diagnosis and increasing physician and patient awareness.

Testim

Testim is a proprietary, topical 1% testosterone gel that treats hypogonadism by raising testosterone blood levels back to normal for the 24-hour period following application. Testim is packaged in convenient, easy-to-open, single-use tubes. Patients apply Testim once a day to the upper arms and shoulders and its active ingredient, testosterone, is absorbed through the skin and into the bloodstream.

We received FDA marketing approval for Testim in October 2002 and began selling it in the first quarter of 2003. Based on IMS data, we estimate that in 2003 there were approximately 70,300 prescription units dispensed for Testim. Additionally, according to IMS, Testim’s prescription units dispensed for the last month of the last five quarters were:

•	1,073	-	March 2003;

•	5,060	-	June 2003;

•	8,807	-	September 2003;

•	12,433	-	December 2003; and

•	15,552	-	March 2004.

Testim’s Advantages

We believe that Testim’s growth can be attributed to the following:

Clinical data support the advantages of Testim. We have designed and conducted our clinical trials to provide prescribing physicians with comprehensive information regarding Testim’s benefits. Since 2001, we have completed 11 clinical studies involving 1,400 patients. We conducted three of these studies using Testim and other TRT products, including a transdermal patch and the other commercial gel. The results from these three studies taken together demonstrated that in patients with hypogonadism, testosterone levels are directly correlated with patient symptom improvement.

In 2001, we conducted our first clinical trial in 29 male patients with low testosterone in a single-dose study using Testim and another commercial gel. Testim-treated patients demonstrated 30% higher total testosterone absorption and 47% higher free, or readily available, testosterone absorption than in patients seen following application of another commercial gel. To build upon the Testim benefits demonstrated by this study, we conducted two Phase III clinical trials.

The first trial was conducted in the U.S. with 400 patients using Testim and a transdermal patch product. This trial was the largest placebo-controlled study ever conducted to evaluate the benefits and risks of testosterone replacement therapy. In this placebo-controlled study, we analyzed testosterone levels as well as a number of sexual function and body composition measurements. The results of this study have enabled us to provide comprehensive data to physicians regarding the benefits of Testim treatment as compared to pre-treatment levels. In this study, Testim normalized 24-hour testosterone levels in a substantially larger number of men than a transdermal patch.

The second trial was conducted in Europe with 200 patients using Testim and a transdermal patch. The European study confirmed the results of the U.S. study.

We continue to conduct clinical studies to enhance the Testim data and to address the full patient population that could benefit from its use. For example, we completed a study in over 600 patients in December 2003 that demonstrated overall sexual function and mood improves significantly by the end of the first week of Testim treatment.

More cost effective and convenient. We believe, based on clinical data regarding testosterone levels in patients and market feedback from physicians, that a higher percentage of patients are treated more effectively with only one tube of Testim per day compared to another gel. We believe that one tube of Testim per day is an advantage for patients, because of less volume of drug to apply, and for payors, because of lower cost.

Broad prescription coverage. Currently, we have broad third-party payor reimbursement for Testim and are covered by the majority of reimbursement plans. Our efforts to achieve third-party payor coverage have expanded as we grow our national accounts group. Testim has advantaged coverage status compared to another commercial gel with managed care plans covering over 100 million lives. Advantaged coverage generally means lower co-pays for patients.

Strategy

Our goal is to build a leading urologic and sexual health pharmaceutical company. Our strategy for achieving this goal includes the following key elements:

Increase Testim market penetration. Through better physician targeting and greater sales efficiencies, we intend to improve our sales force effectiveness. We intend to continue to work with accredited education groups, thought leaders and professional organizations to better educate physicians about diagnosis and the benefits of TRT treatment, including Testim. We also have entered into two marketing and distribution collaborations with partners. Bayer will market Testim in Canada and Ipsen will market Testim in the rest of the world, excluding the U.S., Canada, Japan and Mexico.

Expand market opportunities for Testim. There are some diseases where low testosterone levels may have an impact on an underlying disease. Consequently, we are conducting Phase IV clinical trials to address Testim’s effect on a variety of conditions and to expand Testim’s marketing and prescribing information. For example, some men with erectile dysfunction are also hypogonadal. We intend to evaluate, through a Phase IV clinical trial planned for this year, concurrent treatment with an erectile dysfunction product and Testim. Currently, we are conducting studies in hypogonadal men with HIV, hypogonadal men with end stage renal disease, and men who are not responsive to another testosterone treatment.

Leverage our sales force by acquiring and in-licensing products. Many disorders in the urologic and sexual health markets have patient populations which generate limited interest from large pharmaceutical companies. We are continually engaged in discussions with potential partners or licensors about product opportunities. We believe our sales force makes us attractive to companies who may wish to sell or partner their under-promoted or underdeveloped products. Through the addition of products and continuing sales efficiencies, we intend to improve profitability.

Successfully develop urology and sexual health products. We have an experienced development and regulatory team that has a proven track record. For example, in the U.S., we received FDA approval of Testim within 10 months of filing after a full clinical development program which was executed over a 12-month period. We intend to draw upon our track record and experience to identify and successfully develop product candidates, including our current product candidates for the treatment of Peyronie’s disease, hypogonadism and overactive bladder. We believe these competencies also make us attractive to companies that wish to license or partner their urologic or sexual health products for commercialization or development.

Product Development Pipeline

We have an experienced management and business development team. We have assembled a team for product development and regulatory affairs with a proven track record for bringing products to market. Our current product pipeline includes AA4500 for the treatment of Peyronie’s disease, an additional product for the treatment of hypogonadism, as well as a treatment for overactive bladder, a medical condition affecting both men and women characterized by urinary urgency and increased frequency of urination. We intend to leverage our sales force to commercialize these new products.

We target products that could be improved upon by more innovative, effective or easy to use products. We also target patient populations with an unmet need that have not yet attracted significant competitors.

AA4500 for Peyronie’s Disease

Peyronie’s disease is the development of scar tissue in the shaft of the penis which can cause pain on erection and prevent intercourse. Peyronie’s disease is typically caused by trauma and affects men over 50 years old, according to an article published in International Journal of Impotence Research in 2002. Generally, Peyronie’s disease is treated by urologists, although we believe no treatments have demonstrated efficacy for Peyronie’s disease in controlled clinical trials. Surgical treatment may be an option in some cases, but can cause complications and may result in a shortening of the penis.

AA4500 is an enzyme that was granted orphan drug status by the FDA. It is injected into the affected area in an out-patient procedure to soften and reduce the size of the scar tissue and straighten the curvature of the penis. BioSpecifics Technologies conducted early Phase II clinical work with AA4500 in patients with Peyronie’s disease. Early clinical evidence indicates the product reduces scar tissue size and straightens the curvature of the penis. Additional dose optimization studies will be needed once drug production scale-up is complete. We intend to initiate a Phase II dose optimization trial in the first half of 2005.

We believe AA4500 may have uses in other disorders which involve scarring, such as Dupuytren’s disease and others. Dupuytren’s disease is a condition which causes deformity of the hand.

Transmucosal Film Technology Platform

We have developed a new oral transmucosal drug delivery system based on technology licensed from Formulation Technologies, also known as PharmaForm. We currently are developing two product candidates using this technology: an androgen, or hormone, replacement therapy and a therapy to treat overactive bladder. The basis of this technology is a small film that adheres to the upper gum. We have the exclusive right to use this technology platform in therapeutic products that contain hormones or that treat urologic disorders. We believe the key benefits of these products will include high absorption, once-a-day dosing and a low cost of goods.

Androgen Replacement Film

We are developing an androgen replacement film for the treatment of hypogonadism using the transmucosal film technology. This product candidate may provide an important line extension for the Testim brand. If approved, the androgen replacement film will provide physicians with a novel treatment alternative. The most likely patient candidates for this treatment option are those that require more androgen than topical products can deliver in a single dose or patients who prefer a dosage form other than currently available treatments.

We have conducted two Phase I studies in Europe with the androgen replacement film in 24 men with low testosterone. Our studies demonstrated that the androgen replacement film was well tolerated and the drug was well absorbed with over 80% of the drug delivered and available to the body. The film provided significantly increased levels of the androgen within one hour of application. Although the trial results were positive, no assessment of the efficacy or safety of a product candidate can be considered definitive until all clinical trials needed to support a submission for marketing approval are complete. Success in earlier trials or studies does not mean that subsequent trials or testing will confirm earlier findings. We anticipate completing our Phase I program in the near future, and intend to complete our manufacturing scale-up and initiate a Phase II study.

Overactive Bladder Film

According to an article published in The Journal of Urology in August 2002, overactive bladder affects an estimated 13 million people in the U.S. We believe this disorder tends to be underreported by those who suffer from it despite the negative effects on their lives. We estimate sales of pharmaceutical products for overactive bladder exceeded $1.0 billion in 2003.

A leading oral treatment option for overactive bladder is oxybutynin in both immediate release, or IR, and extended release forms. We believe the major limitation of these drugs is their side effects such as dry mouth, gastrointestinal disorders, difficulty in concentration and visual disturbances. A recently introduced transdermal patch, which is applied once every three days, appears to have equivalent efficacy to oral medications such as oxybutynin IR but with better tolerability, except for skin reactions at patch application sites, according to an article published in The Journal of Urology in August 2002.

We are developing oxybutynin transmucosal film formulations using the film technology licensed from PharmaForm. We believe the transmucosal film delivery of oxybutynin may provide equal or improved efficacy, and may limit the side effects seen with other overactive bladder therapies. However, no assessment of the efficacy or safety of a product candidate can be considered definitive until all clinical trials needed to support a submission for marketing approval are complete. Success in earlier trials or studies does not mean that subsequent trials or testing will confirm earlier findings. We are exploring both short-acting and long-acting formulations. Laboratory scale formulations have been produced and are currently being evaluated. We intend to conduct a Phase I study to evaluate optimized formulations in the fourth quarter of this year.

Other Preclinical Development

We are utilizing the underlying gel technology platform licensed from Bentley to develop a hormone therapy for female sexual dysfunction. A report published in The Journal of Urology in March 2000, states that female sexual dysfunction is a desire, arousal and physical disorder that affects a substantial percentage of postmenopausal women. This product candidate is in the evaluation stage.

Sales, Marketing and Distribution

We have an experienced sales and marketing organization in the U.S., consisting of 100 professionals. We have a sales automation system that allows us to track our selling efforts and analyze the effectiveness of our various programs. Our medical sales consultants are based in or around metropolitan areas that we believe have sufficient density of potential prescribers and patients. They target urologists, endocrinologists, HIV specialists and selected primary care physicians. Within these categories, our sales force calls on physicians that are prescribers of TRT products.

In addition, we actively seek out relationships with third-party payors in order to establish Testim as a preferred testosterone product. We intend to continue to improve our status with managed care providers based upon Testim’s demonstrated clinical advantages.

We use a third-party distributor, ICS, a division of AmerisourceBergen, for commercial distribution activities. The majority of our sales in the U.S. are to pharmaceutical wholesalers that, in turn,

distribute product to chain and other retail pharmacies, hospitals, mail-order drug providers and other institutional customers. Approximately 75% of Testim purchases are from three wholesalers: Cardinal Health, McKesson and AmerisourceBergen. Outside of the U.S., we currently rely on third-parties to market, sell and distribute Testim and any of our product candidates for which we receive marketing approval from any foreign jurisdictions. For Canada, we have an agreement with Bayer to market and distribute Testim. We have entered into an agreement with Ipsen for the rest of the world, excluding U.S., Japan and Mexico.

Licensing Arrangements and Collaborations

We have entered into agreements for the in-licensing of technology and products. Additionally, we have secured collaboration partners for the sale of Testim in geographic locations where we do not have our own sales force. We intend to pursue other licensing agreements and collaborations in the future.

Bentley Pharmaceuticals

We entered into two separate perpetual license agreements with Bentley that give us access to Bentley’s patented transdermal gel technology. In May 2000, Bentley granted us an exclusive, worldwide, royalty-bearing license to make and sell products incorporating Bentley’s formulation technology that contains testosterone. The term of this agreement is determined on a country by country basis and extends until the later of patent right termination in a country or 10 years. We produce Testim under this license. In May 2001, Bentley granted to us similar rights for a product containing another hormone, the term of which is perpetual. Under these agreements, we are required to make up-front and milestone payments to Bentley upon contract signing, the decision to develop the underlying product, and the receipt of FDA approval.

To date, we have paid Bentley Pharmaceuticals $0.6 million of up-front payments and milestones under our in-license agreements. If all events under our Bentley Pharmaceuticals in-license agreements occur, we would be obligated to pay a maximum of an additional $1.0 million in milestone payments. The timing of the above payments, if any, is uncertain.

PharmaForm

In June 2003, we further expanded our drug delivery technology portfolio by entering into a license agreement with PharmaForm. Under this agreement, PharmaForm granted to us an exclusive,

worldwide, royalty-bearing license to make and sell products that contain hormones or that are used to treat urologic disorders incorporating PharmaForm’s oral transmucosal film technology. While the scope of the license is worldwide, the scope of the current existing licensed patent is limited to the U.S. The term of this license agreement is for the life of the patent.

To speed the development of products using the licensed technology from PharmaForm, we have entered into a separate research and development agreement on a fee for service basis. We will be the sole owner of any intellectual property rights developed in connection with this agreement.

BioSpecifics Technologies

In June of 2004, we entered into a development agreement with BioSpecifics Technologies under which we were granted exclusive worldwide rights to develop with BioSpecifics Technologies, and market and sell, products containing BioSpecifics Technologies’ enzyme. Initially, we intend to develop products for the treatment of Peyronie’s disease and Dupuytren’s disease, provided that we may expand the agreement, at our option, to cover other indications. The agreement requires us to make an up-front payment and payments upon the achievement of certain milestones. We are also required to purchase our clinical and commercial product supplies from BioSpecifics Technologies. The term of this agreement is determined on a country by country and product by product basis for the longer of the patent life, the expiration of any regulatory exclusivity period or 12 years.

We have paid BioSpecifics Technologies $2.5 million of up-front payments and if all events under our BioSpecifics Technologies in-license agreement occurs, we would be obligated to pay a maximum of an additional $13.0 million in milestone payments. The timing of the above payments, if any, is uncertain.

Bayer

To commercialize Testim in Canada, we entered into an exclusive marketing and distribution agreement with Bayer in December 2003. This agreement is effective for the life of the Bentley patent. The expiration of the Bentley patent in Canada is January 5, 2010. Bayer has a large commercial presence in Canada that includes approximately 450 sales representatives. We filed for regulatory approval of Testim in Canada in March 2004 and will not be able to sell Testim in Canada before regulatory approval is granted. The terms of this agreement require Bayer to purchase all Canadian Testim supply from us and to make up-front, milestone and royalty payments. The milestone payments are due upon contract signing, filing for regulatory approval in Canada, the first sale of Testim in Canada and upon achieving specified sales levels. The royalty payments are based on net product revenue and are similar to the royalty payments due to Bentley.

Ipsen

We entered into a sublicense agreement with Ipsen in March 2004. This agreement is exclusive and royalty-bearing for the longer of ten years or the life of the Bentley patent, including any newly issued patents. The European patent that we license from Bentley for Testim expires in 2006. Bentley has filed a new patent application in the U.S., Europe and Japan, which, if issued, could provide additional patent protection for Testim. Ipsen is a European pharmaceutical company with a worldwide commercial presence and a strong urology focus. Ipsen currently has operations in 110 countries and has approximately 3,700 employees. Under this agreement, we granted Ipsen an exclusive license to use and sell Testim on a worldwide basis outside the U.S., Canada, Mexico and Japan. The United Kingdom is the only country outside of the U.S. where we have obtained regulatory approval to market Testim. We have begun the regulatory approval process in the other European Union countries. Under the terms of our agreement, Ipsen will seek regulatory approval in those non-European Union countries in which it wishes to sell our product. The terms of this agreement require Ipsen to purchase all Testim supply from us or exercise their option for a technology transfer and to make up-front, milestone and royalty payments. The milestone payments are due upon contract signing, regulatory approval, product launch in various countries and supply price reductions. The royalty payments are based on net product revenue and are similar to royalty payments due to Bentley.

We do not anticipate sales of Testim outside of the U.S. pursuant to our collaborations with Bayer and Ipsen to have a material impact on our revenues or profitability. We believe that the primary benefit of these agreements is the demonstration of our global development and commercialization capabilities to future licensors, as well as providing us with up-front and milestone payments and opportunities for manufacturing efficiencies through increased sales of Testim.

To date, we have collected $5.6 million in up-front and milestone fees from Bayer and Ipsen. We can potentially collect up to an additional $12.0 million in milestone fees under the Ipsen collaboration and up to $1.5 million under the Bayer collaboration, if all underlying events occur. The timing of the above payments, if any, is uncertain.

Manufacturing

We currently use, and expect to continue to depend on, contract manufacturers to manufacture Testim. We also anticipate that we will depend on contract manufacturers to manufacture any products for which we receive marketing approval, and to produce sufficient quantities of our product candidates for use in preclinical and clinical studies. Our manufacturers may encounter production difficulties, may not perform as agreed or may terminate their agreements with us.

The manufacture of pharmaceutical products requires significant expertise and capital investment. We believe our reliance on contract manufacturing helps us control our expenses as the construction, maintenance and insurance of pharmaceutical manufacturing facilities requires large amounts of capital.

Testim is manufactured for us by DPT Laboratories under the terms of a manufacturing and supply agreement that we entered into in May 2002. Pursuant to the terms of the agreement, we pay DPT for manufacturing fees, which are renegotiated at the beginning of each calendar year, and for materials. This agreement expires at the end of 2005, but may be extended by mutual agreement of the parties or upon DPT’s acceptance of a purchase order after expiration of the initial term. DPT may terminate the agreement only upon our insolvency or bankruptcy or upon our breach of the agreement. In the event of a breach or if we cannot renew our manufacturing agreement with DPT or otherwise enter into a commercially viable agreement with another manufacturer, our business will suffer. Testosterone, a non-animal derived hormone, is currently available to us from only two sources. We purchase testosterone from both sources but do not have an agreement with either of these suppliers. We acquire pentadecalactone, or CPD, a critical ingredient for the manufacture of Testim, from a single source. We endeavor to maintain an adequate inventory of the key ingredients of Testim. If we are unable to obtain any of these ingredients, in particular CPD, on a timely basis or on commercially reasonable terms, our business will suffer.

We are required to purchase our clinical and commercial product supplies from BioSpecifics Technologies and are negotiating to enter into a supply agreement with BioSpecifics Technologies. We also have the right to qualify a back-up supplier.

Our contract manufacturers are subject to extensive governmental regulation. Regulatory authorities in our markets require that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. We have established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications.

We do not have alternative manufacturing plans in place at this time. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is extremely limited, and it would take a significant amount of time to arrange and receive regulatory approval for alternative arrangements. We may not be able to contract for manufacturing on acceptable terms, if at all.

Competition

We face competition in North America, Europe and elsewhere from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology firms, universities and other research institutions and government agencies that are developing and commercializing pharmaceutical products. Many of our competitors have substantially greater financial, technical and human resources than we have and may, subsequently, develop products that are more effective, safer or less costly than any that have been or are being developed by us. Our success will depend on our ability to acquire, develop and commercialize products and our ability to establish and maintain markets for Testim or any products for which we receive marketing approval.

The primary competition for Testim in the testosterone gel market is AndroGel, marketed by Solvay Pharmaceuticals. Solvay is a much larger company than we are with greater resources and greater ability to promote its products through a larger sales force. AndroGel was launched three years before Testim and, according to IMS, has a much larger share of the testosterone gel market than we do and also accounted for approximately 58% of total testosterone prescriptions in the quarter ended March 31, 2004. Testim also competes with other forms of testosterone replacement therapies such as oral treatments, patches, injectables and a buccal tablet. Generally, transdermal gels are more expensive than patches and injectables. AndroDerm is a transdermal testosterone patch marketed by Watson Pharmaceuticals. AndroDerm is the leading patch product and accounted for approximately 13% of total testosterone prescriptions in the quarter ended March 31, 2004. Many of our competitors, such as Solvay, have substantially greater financial, technical and human resources than we have. These resources may be used to more effectively develop, market or acquire products and technologies. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. In addition, our competitors are developing new testosterone treatments.

In July 2003 at least two companies, Watson and Par Pharmaceuticals, filed abbreviated new drug applications, or ANDAs, with the FDA to be approved as generics for AndroGel. In response to these ANDAs, Solvay filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. Any generic for AndroGel will not be a generic for Testim. The approval of either or both of these ANDAs would result in increased competition for Testim from other testosterone gels sold at lower prices.

Other pharmaceutical companies may develop generic versions of any products that we commercialize that are not subject to patent protection or other proprietary rights. Governmental and other cost containment pressures may result in physicians writing prescriptions for these generic products.

In addition to potential generic competition, several other pharmaceutical companies have testosterone products in development that may be approved for marketing in the U.S. Cellegy Pharmaceuticals submitted a new drug application, or NDA, to the FDA for the approval of a testosterone gel that the FDA rejected in 2003. In April 2004, clinical results from a Phase I study with several formulations of testosterone gels by Cellegy were published. In addition, BioSante Pharmaceuticals licensed a testosterone gel in 2000 which is currently reported to be in late stage development. MacroChem has also developed a testosterone gel that is currently in Phase I studies. Other new treatments are being sought for TRT, including a new class of drugs called Selective Androgen Receptor Modulators, or SARMs. SARMs are in the early stages of development and their future impact on the treatment of testosterone deficiency is unknown.

Finally, we face extensive competition in the acquisition or in-licensing of pharmaceutical products to enhance our portfolio of products. A number of more established companies, which have strategies to in-license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, resources and experience.

Government Regulation

Government authorities in the U.S., at the federal, state, and local level, and foreign countries extensively regulate, among other things, the following areas relating to our products and product candidates:

•	research and development;

•	testing, manufacture, labeling and promotion;

•	advertising, distribution, sampling and marketing; and

•	import and export.

All of our products require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the compliance with federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

We have received marketing approval for Testim for the indication of hypogonadism in the U.S. and the United Kingdom. We have applied for marketing approval for Testim in Canada and have filed a marketing authorization approval for Testim under the European Union’s mutual recognition procedure. None of our other product candidates has received marketing approval.

U.S. Government Regulation

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawals of approvals;

•	clinical holds;

•	warning letters;

•	product recalls and product seizures; and

•	total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.

Any agency enforcement action could have a material adverse effect on us.

The steps required before a drug may be marketed in the U.S. include:

•	preclinical laboratory tests, animal studies and formulation studies;

•	submission to the FDA of an investigational new drug exemption, or IND, which must become effective before human clinical trials may begin;

•	execution of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication for which approval is sought;

•	submission to the FDA of a new drug application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP; and

•	FDA review and approval of the NDA, including, if applicable, a determination of its controlled substance schedule.

Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and activity of a product. Violation of the FDA’s good laboratory practices regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. In the U.S., drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of the IND, which must become effective before clinical trials can begin in the U.S. An IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.

Clinical trials involve the administration of the investigational product candidate or approved products to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in assessing the safety and the effectiveness of the drug. Typically, clinical evaluation involves a time-consuming and costly three-phase sequential process, but the phases may overlap. Each trial must be reviewed, approved and conducted under the auspices of an independent institutional review board, and each trial must include the patient’s informed consent. The following sets forth a brief description of the typical phases of clinical trials:

Phase I	Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or healthy volunteer subjects. Phase I clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects of the product candidate’s associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.

Phase II	Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

Phase III	Refers to expanded controlled and uncontrolled clinical trials. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase III clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials usually include from several hundred to several thousand subjects.

Phase IV	Refers to trials conducted after approval of a new drug and which explore approved uses and approved doses of the product. These trials must also be approved and conducted under the auspices of an institutional review board.

Clinical testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the first three phases of clinical trials that are conducted in the U.S. and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA can also provide specific guidance on the acceptability of protocol design for clinical trials. The FDA or we may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. During all clinical trials, physicians monitor the patients to determine effectiveness and to observe and report any reactions or other safety risks that may result from use of the drug candidate.

Assuming successful completion of the required clinical trial, drug developers submit the results of preclinical studies and clinical trials, together with other detailed information including information on the manufacture and composition of the product, to the FDA, in the form of an NDA, requesting approval to market the product for one or more indications. In most cases, the NDA must be accompanied by a substantial user fee. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.

The testing and approval process requires substantial time, effort and financial resources, which may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications or place other conditions on distribution as a condition of any approvals, which may impair commercialization of the product. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

If the FDA approves the new drug application, the drug can be marketed to physicians to prescribe in the U.S. After approval, the drug developer must comply with a number of post-approval requirements, including delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, and complying with drug sampling and distribution requirements. The holder of an approved NDA is required to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP which imposes procedural and documentation requirements relating to quality assurance and quality control. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional studies to evaluate long-term effects.

In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications, which require FDA approval or new labeling claims. The purpose of these trials and studies is to broaden the application and use of the drug and its acceptance in the medical community.

We use, and will continue to use, third-party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls, prescription and order form requirements and restrictions on prescription refills on some kinds of pharmaceutical products. A principal factor in determining the particular requirements of this act, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be listed as a Schedule II, III, IV or V substance, with Schedule II substances considered to present the highest risk of substance abuse and Schedule V substances the lowest. Testosterone, the active drug substance in Testim, has been scheduled under the Controlled Substances Act as a Schedule III substance. All regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand, if any. In addition to federal scheduling, Testim is subject to state controlled substance regulation, and may be placed in more restrictive schedules than those determined by the U.S. Drug Enforcement Agency and the FDA. However, to date, testosterone has not been placed in a more restrictive schedule by any state.

Foreign Regulation

Whether or not we obtain FDA approval for a product, we must obtain approval of a clinical trial or product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country, clinical trials conducted outside of the U.S. typically are administered with the three-phase sequential process that is discussed above under “Government Regulation.” However, the foreign equivalent of an IND is not a prerequisite to performing pilot studies or Phase I clinical trials.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization for a product may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.

We received approval for Testim in the United Kingdom in June 2003. Based on our United Kingdom approval, in March 2004, we filed for approval for Testim under the MRP in Austria, Belgium, Denmark, Germany, Greece, France, Finland, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Sweden and Spain. In addition, in March 2004, we filed an application for Testim market authorization in Canada.

Furthermore, regulatory approval of prices is required in most countries other than the U.S. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Third-party Reimbursement and Pricing Controls

In the U.S. and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. To date, the Company has not experienced any problems with third-party payors, however, third-party payors are increasingly challenging the prices charged for medical products and services. It is and will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicaid, Medicare and private payors. Our products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the distribution and pricing of prescription drugs which may affect the marketing of our products.

In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Patents and Proprietary Rights

Our success will depend in part on our ability to protect our existing products and the products we acquire or in-license by obtaining and maintaining a strong proprietary position both in the U.S. and in other countries. To develop and maintain such a position, we intend to continue relying upon patent protection, trade secrets, know-how, continuing technological innovations and licensing opportunities. In addition, we intend to seek patent protection whenever available for any products or product candidates and related technology we develop or acquire in the future.

We do not own any patents. We rely on patent protection of our licensors and on our trade secrets to maintain our competitive protection. We have licensed the underlying technology for Testim, our only approved product, from Bentley. The patent that we license from Bentley for Testim expires in June 2008 in the U.S., November 2006 in Europe and January 2010 in Canada. This patent covers methods and compositions for administering drugs, such as testosterone, across the skin and mucus membranes. Bentley has submitted a patent application for an additional formulation patent for Testim that, if issued, would provide us with further market protection around the world until approximately 2020. Testosterone, the active ingredient in Testim, does not have patent protection and is included in competing TRT products. We recently licensed AA4500, our product candidate for the treatment of Peyronie’s disease, from BioSpecifics Technologies. The FDA granted orphan drug status to AA4500 in the U.S. for the treatment of Peyronie’s disease, and we plan on filing an application with the FDA requesting a transfer of the orphan drug designation from the current holder to us. Orphan drug status means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to seven years in the U.S. In addition to the marketing exclusivity which comes with its orphan drug status, the enzyme underlying this product candidate is covered by two use patents in the U.S., one for the treatment of Peyronie’s disease and one for the treatment of Dupuytren’s disease. The Peyronie’s patent expires in 2019 and the Dupuytren’s patent expires in 2014. Both patents are limited to the use of the enzyme for the treatment of Peyronie’s disease and Dupuytren’s disease within certain dose ranges. While we believe that dose optimization trials will demonstrate that effective dosing will fall within the patented range. Currently, there is not enough data to establish whether the ultimate approved product will be covered by the patents. Foreign patents also cover these products in certain countries. In addition, we have licensed the drug delivery film technology for our androgen replacement and overactive bladder product candidates from PharmaForm. The U.S. patent that we license from PharmaForm expires in 2020.

The scope of the intellectual property rights held by pharmaceutical firms involve complex legal, scientific and factual questions and consequently are generally uncertain. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of our current patent applications, or the products or product candidates we develop, acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the U.S. and some other jurisdictions are sometimes maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or a foreign patent office to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued and challenged, in a court of competent jurisdiction would be found not invalid or not unenforceable. An adverse outcome could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease using such technology.

Although we believe these patent applications, if they issue as patents, will provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect our technology. In addition, any patents or patent rights we obtain may be circumvented, challenged or invalidated by our competitors.

While we attempt to ensure that our product candidates and the methods we employ to manufacture them do not infringe other parties’ patents and proprietary rights, competitors or other parties may assert that we infringe on their proprietary rights. Additionally, because patent prosecution can proceed in secret prior to issuance of a patent, third-parties may obtain other patents without our knowledge prior to the issuance of patents relating to our product candidates which they could attempt to assert against us.

Although we believe that our product candidates, production methods and other activities do not currently infringe the intellectual property rights of third-parties, we cannot be certain that a third-party will not challenge our position in the future. If a third-party alleges that we are infringing its intellectual property rights, we may need to obtain a license from that third-party, but there can be no assurance that any such license will be available on acceptable terms or at all. Any infringement claim that results in litigation could result in substantial cost to us and the diversion of management’s attention away from our core business and could also prevent us from marketing our products. To enforce patents issued to us or to determine the scope and validity of other parties’ proprietary rights, we may also become involved in litigation or in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to us or an adverse decision as to the priority of our inventions. We may be involved in interference and/or opposition proceedings in the future. We believe there will continue to be significant litigation in our industry regarding patent and other intellectual property rights.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third-parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Orphan Drug Status

The Orphan Drug provisions of the Federal Food, Drug, and Cosmetic Act provide incentives to drug and biologics suppliers to develop and supply drugs for the treatment of rare diseases, currently defined as diseases that affect fewer than 200,000 individuals in the U.S. or, for a disease that affects more than 200,000 individuals in the U.S., where the sponsor does not realistically anticipate its product becoming profitable. Under these provisions, a supplier of a designated orphan product can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven year period of marketing exclusivity for that product for the orphan indication. The marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug for the same indication without demonstrating that it is clinically superior. It would not prevent other types of drugs from being approved for the same use.

In the European Union, incentives for suppliers to develop medicinal products for the treatment of rare diseases are provided pursuant to the Orphan Medicinal Products Regulation. Orphan medicinal products are those products designed to diagnose, treat or prevent a condition which occurs so infrequently that the cost of developing and bringing the product to the market would not be recovered by the expected sale of the product. In the European Union, the criterion for designation is a prevalence of the relevant condition in no more than 5 per 10,000 of the population. The incentives include, among others, a reduction in the fees payable in respect of the marketing authorization application, protocol assistance for clinical trials in support of the application, and marketing exclusivity once the authorization is granted. In the European Union, marketing exclusivity is granted to products with an orphan drug designation for a period of 10 years during which the European Union will not accept another application for a marketing authorization for the same therapeutic indication in respect of a similar medicinal product, unless the second applicant can show its product is safer, more effective or otherwise clinically superior. A similar medicinal product is defined as a medicinal product containing a similar active substance as contained in the authorized orphan medicinal product.

The Hatch-Waxman Act

Under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient. The Hatch-Waxman Act prohibits an abbreviated new drug application, or ANDA, where the applicant does not own or have a legal right of reference to all the data required for approval, to be submitted by another company for another version of such drug during the five year exclusive period. Protection under the Hatch-Waxman Act will not prevent the filing or approval of another full NDA, however, the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new NDAs with new clinical trials for previously approved drugs and supplemental NDAs, for example, for new indications, dosages, or strengths of an existing drug, if new clinical investigations are essential to the approval. This three year exclusivity covers only the new changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient or indications.

The Hatch-Waxman Act also permits a patent extension term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term extension.

Employees

As of March 31, 2004, we had 147 employees, of which 25 were in research and development, 99 were in sales and marketing and 23 were in general and administration. We believe that our relations with our employees are good and we have no history of work stoppages. Generally, our employees are at-will employees. However, we have entered into employment agreements with certain of our executive officers. The terms of such employment agreements are discussed later in this prospectus under the heading “Management—Employment Agreements with Named Executive Officers”.

Facilities

We lease approximately 16,274 square feet of space at a monthly lease payment of $29,735 for our headquarters in Norristown, Pennsylvania under a lease that expires on January 31, 2006. We believe that our current facilities are adequate for our needs for the near future and that, as it is needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

We are not engaged in any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The name, age and position of our executive officers and directors as of March 31, 2004 are as follows:

Name	Age	Position
Gerri A. Henwood	51	Chief Executive Officer and Chairman of the Board of Directors
Robert S. Whitehead	54	President and Chief Operating Officer
Cornelius (Neil) H. Lansing II	46	Chief Financial Officer and Executive Vice President, Commercial Logistics
Terri B. Sebree	46	Senior Vice President, Research and Development
Jyrki Mattila, M.D., Ph.D.	49	Executive Vice President, Business Development
Jane H. Hollingsworth	46	Executive Vice President, Secretary and General Counsel
Edwin A. Bescherer, Jr.	70	Director
Philippe O. Chambon, M.D., Ph.D.	45	Director
Winston J. Churchill	63	Director
Rolf A. Classon	59	Director
Dennis J. Purcell	48	Director
Michael Wall	75	Director

Gerri A. Henwood is one of our founders and has served as our Chief Executive Officer and Chairman of the Board since our inception. Ms. Henwood also served as our President from our inception until June 2004. From 1985 to 1999, Ms. Henwood served as President and Chief Executive Officer of IBAH, Inc., a publicly traded contract research company, originally named Bio-Pharm Clinical Services, Inc., a company which she founded. Prior to that, Ms. Henwood served in a variety of marketing, medical and regulatory positions at Smith, Kline & French Laboratories, now GlaxoSmithKline plc, a publicly traded pharmaceutical company. Ms. Henwood serves as a director of Alkermes, Inc. She received a B.S. from Neuman College.

Robert S. Whitehead has served as our President and Chief Operating Officer since June 2004. Prior to joining us, Mr. Whitehead had served as President and Chief Executive Officer of Prestwick Pharmaceuticals from July 2003 to February 2004. From December 2001 to July 2003, he was Senior Vice President and Chief Business Officer at ZymoGenetics. Prior to joining ZymoGenetics, Mr. Whitehead served as President, Americas, Elan Biopharmaceuticals, from August 1998 to December 2001. Mr. Whitehead holds a B.S. in Biology and Chemistry from Temple University.

Cornelius (Neil) H. Lansing II has served as our Chief Financial Officer since May 2002. From May 2001 to May 2002, Mr. Lansing served as Chief Financial Officer, Treasurer of Focus Technologies, Inc., a privately held company that provides research, development and lab services for pharmaceutical and healthcare companies. From July 2000 to April 2001, Mr. Lansing served as Chief Financial Officer, Treasurer of Nitorum Corporation, a privately held software development company. From November 1998 to April 2000, he served as Senior Vice President and Chief Financial Officer, Treasurer of BrandDirect Marketing, Inc., a privately held provider of database marketing services. From May 1997 to November 1998, Mr. Lansing served as Senior Vice President and Chief Financial Officer, Treasurer of IBAH, Inc., a publicly traded contract research company. Mr. Lansing held various financial positions with The Dun & Bradstreet Corporation from 1989 to 1997. Mr. Lansing holds a B.S. and M.S. in Mechanical Engineering from Rensselaer Polytechnic Institute, and an M.B.A. from the Simon School of Business, University of Rochester.

Terri B. Sebree has served as our Senior Vice President, Development since January 2000. From January 1998 to December 1999, Ms. Sebree served as Executive Vice President, Operations, U.S. Clinical Research Organization at IBAH, Inc., a publicly traded contract research company. From June 1996 to December 1997, Ms. Sebree served in a variety of management positions at IBAH, Inc. Prior to that, Ms. Sebree served in a variety of management positions at Abbott Laboratories, a publicly traded pharmaceutical company. Ms. Sebree holds a B.S. from Texas A & M University.

Jyrki Mattila, M.D., Ph.D., has served as our Executive Vice President, Business Development since August 2003. From 1990 to July 2003, Dr. Mattila served in a variety of positions at Orion Pharma, the pharmaceutical division of the Orion Group, a Finnish company specializing in healthcare products, as President of Orion Pharma from 1996 to 2002 and as Senior Vice President of Business Development from 1990 to 1995. Mr. Mattila holds an M.D. and a Ph.D. in Pharmacology from the University of Helsinki Medical School, and an M.B.A. from the Helsinki School of Economics and Business Administration.

Jane H. Hollingsworth is one of our founders and has served as our Executive Vice President, Secretary, and General Counsel since our inception. From 1994 to 1998, Ms. Hollingsworth was Vice President, Secretary and General Counsel of IBAH, Inc., a publicly traded contract research company. Prior to 1994, Ms. Hollingsworth was a lawyer at Montgomery, McCracken, Walker & Rhoads, LLP and a federal law clerk to Judge Jane R. Roth in the District of Delaware. She holds a B.A. from Gettysburg College and a J.D. from the Villanova University School of Law.

Edwin A. Bescherer, Jr. has served as one of our directors since April 2004. Mr. Bescherer was also one of our directors from February 2000 to October 2003. From 1978 to 1995, Mr. Bescherer served in a variety of management positions at Dun & Bradstreet Corporation, including as Executive Vice President, Finance and Chief Financial Officer from 1987 to 1995, as Senior Vice President, Finance and Chief Financial Officer from 1982 to 1987, and as Vice President, Controller from 1978 to 1982. Mr. Bescherer holds a B.S. from Purdue University.

Philippe O. Chambon, M.D., Ph.D., has served as one of our directors since October 2003. Since May 1995, Dr. Chambon has been a General Partner of The Sprout Group, a private equity firm and venture capital affiliate of Credit Suisse First Boston, an investment bank. He also serves as a director of Nuvelo, Inc., and PharSight Corporation. Dr. Chambon holds an M.D. and a Ph.D. from the University of Paris and an M.B.A. from Columbia University.

Winston J. Churchill has served as one of our directors since October 2000. Mr. Churchill has been the managing general partner of SCP Private Equity Partners II, L.P. since its inception. Mr. Churchill also founded and serves as Chairman of C.I.P. Capital, L.P., a private equity fund. Prior to that, Mr. Churchill was a managing partner of Bradford Associates, which managed private equity funds on behalf of Bessemer Securities Corporation and Bessemer Trust Company, a private wealth management and investment advisory firm. Mr. Churchill serves as a director of Amkor Technology, Inc., Innovative Solutions and Support, Inc. and Griffin Land & Nurseries Inc. Mr. Churchill is also a trustee of Fordham University and Georgetown University. Mr. Churchill holds a B.S. from Fordham University, an M.A. from Oxford University and a J.D. from Yale Law School.

Rolf A. Classon has served as one of our directors since May 2004. Mr. Classon has been Chairman of the Executive Committee of Bayer HealthCare AG, a subsidiary of Bayer AG, since October 2002. Previously, he served as president of Bayer’s Diagnostic Division and head of Bayer’s Worldwide Business Group — Diagnostics since 1995. Mr. Classon is the vice-chairman of the board of directors of Hillenbrand Industries and a director of Enzon Pharmaceuticals, Inc. and chairman of the compensation committee and member of the finance and audit committee of Enzon Pharmaceuticals, Inc. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering and a Swedish equivalent to an M.B.A. from the University of Gothenburg.

Dennis J. Purcell has served as one of our directors since October 2001. Since April 2000, Mr. Purcell has been a senior managing partner of the Perseus-Soros BioPharmaceutical Fund, L.P., a firm that makes private equity investments in the life sciences industry. From August 1994 to January 2000, he served as managing director of Life Sciences Investment Banking at Chase H&Q, formerly Hambrecht & Quist LLC. Prior to that, Mr. Purcell was a managing director in the Healthcare Group at PaineWebber Incorporated, the investment banking, insurance and registered broker-dealer division of PaineWebber Group Inc. Mr. Purcell currently serves on the Bioethics Committee of the Biotechnology Industry Organization. He also currently serves as a director of Valentis, Inc. Mr. Purcell holds a B.S. in Economics and Accounting from the University of Delaware and an M.B.A. from Harvard University.

Michael Wall has served as one of our directors since October 2001. Mr. Wall is a founder of Alkermes, Inc. and has served as its Chairman of the Board since 1987. From April 1992 until June 1993, he served as a director and Chairman of the Executive Committee of Centocor, Inc., a biopharmaceutical company. From November 1987 to June 1993, he was Chairman Emeritus of Centocor, Inc. Mr. Wall is a director of Kopin Corporation.

Board Composition

Our board of directors consists of eight members. We currently have one vacancy on the board. Prior to the completion of this offering, we intend to appoint an independent director to fill this vacancy. Directors hold office until the next annual meeting after his or her election, or until his or her resignation or removal.

Board Committees

Audit and Compliance Committee

The members of our audit and compliance committee are Mr. Bescherer (Chair), Mr. Classon and Mr. Wall, each of whom is an independent member of our board of directors. Our audit and compliance committee assists our board of directors in its oversight and review of:

•	our accounting and financial reporting processes;

•	the audits of our financial statements, including the integrity of our financial statements;

•	our critical accounting policies and estimates;

•	our compliance with legal matters;

•	the preparation of the report required to be included in our annual proxy statement in accordance with Securities and Exchange Commission rules and regulations;

•	the adequacy and effectiveness of our internal controls;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit and compliance committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors, overseeing their work and monitoring the rotation of partners on our engagement team, as a required by law. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit and compliance committee. The audit and compliance committee also discusses with management and our independent auditors the results of any annual audit and review of our quarterly financial statements.

Mr. Bescherer will be our audit and compliance committee financial expert as required by Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit and compliance committee meets the requirements for independence under the current requirements of the Sarbanes- Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We believe that the functioning of our audit and compliance committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent that they become applicable to us.

Compensation Committee

The members of our compensation committee are Mr. Churchill (Chair), Dr. Chambon and Mr. Classon. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	establishing and periodically reviewing our compensation philosophy and the adequacy of our compensation plans and programs;

•	preparing our report on executive compensation for inclusion in our annual proxy statement in accordance with Securities and Exchange Commission rules and regulations;

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating and Governance Committee

Our nominating and governance committee is composed solely of independent directors. The members of our nominating and governance committee are Mr. Purcell (Chair), Mr. Bescherer and Mr. Wall. Specific responsibilities of our nominating and governance committee include:

•	identify and recommend nominees for election to our board of directors;

•	develop and recommend to our board our corporate governance principles; and

•	oversee the evaluation of our board and management.

Director Compensation

During the year ended December 31, 2003, non-employee members of our board of directors received $2,500 in compensation for each meeting attended. We are obligated to reimburse the members of the board of directors who are not employees for all reasonable expenses incurred in connection with their attendance at directors’ meetings. In addition, each non-employee director received an option grant to purchase 5,000 shares of our common stock. Directors who are also our officers or employees do not receive compensation for their services as directors.

As of May 26, 2004, non-employee members of our board of directors receive an annual retainer for all services rendered as outside directors of $15,000 and compensation of $1,500 for each board meeting attended. Committee members other than committee chairman receive compensation of $1,000 for each committee meeting attended. The chairman of our audit and compliance committee, compensation committee and nominating and governance committee receive compensation of $3,000, $2,000 and $2,000, respectively, for each committee meeting attended. In addition, each non-employee director receives an annual option grant to purchase 10,000 shares of our common stock. Our directors who are also employees shall continue to serve without additional compensation.

Our Scientific Advisory Board

We have established a scientific advisory board made up of a group of experienced scientists and clinicians whom we have chosen for their particular expertise. Members of our scientific advisory board consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	scientific and technical issues relevant to our business.

We hold scientific advisory board meetings periodically. Advisory board members attend these meetings depending on, among other things, their availability, their area of expertise and the medical focus of the particular meeting. We also invite other medical advisors with relevant recognized medical expertise to attend our scientific advisory board meetings.

We compensate scientific advisory board members with a fee for attendance at meetings and other advisory services. We also reimburse our advisory board members for costs they incur in connection with our meetings. We may add additional members to our scientific advisory board in the future.

The current scientific advisory board members are:

Name	Professional Affiliation
William J. Bremner, M.D., Ph.D.	Professor and Chairman, Department of Medicine, University of Washington School of Medicine, Seattle, WA

David Crawford, M.D.	Professor of Surgery/Radiation Oncology, University of Colorado, Anschutz Cancer Pavilion, Denver, CO

Adrian Dobs, M.D.	Professor of Medicine and Oncology, Johns Hopkins University, Baltimore, MD

Irwin Goldstein, M.D.	Professor of Urology and Gynecology, Director, Institute of Sexual Medicine, Boston Medical School of Medicine, Boston, MA

Wayne John G. Hellstrom, M.D.	Professor of Urology, Tulane University Health Sciences Center, Department of Urology, New Orleans, LA

Alvin M. Matsumoto, M.D.	Professor of Medicine and Gerontology, Department of Medicine, University of Washington School of Medicine, Seattle, WA

Abraham Morgentaler, M.D.	Associate Professor of Urology, Harvard Medical School, Boston, MA

John Morley, M.B., B.Ch.	Director, Geriatric Medicine, St. Louis University, St. Louis School of Medicine, St. Louis, MO

Michael P. O’Leary, M.D., M.P.H.	Associate Professor of Surgery, Division of Urology, Harvard Medical School, Boston, MA

Jacob Rajfer, M.D.	Professor of Urology, UCLA School of Medicine, Los Angeles, CA and Chief, Division of Urology, Harbor-UCLA Medical Center, Torrance, CA

Allen Seftel, M.D.	Professor of Urology and Reproductive Biology, Case Western Reserve University, University Hospitals of Cleveland, Cleveland, OH

Richard Spark, M.D.	Associate Clinical Professor of Medicine, Harvard Medical School, Director of Steroid Research, Beth Israel Deaconess Medical Center, Boston, MA

Christopher P. Steidle, M.D.	Medical Director, Northeast Indiana Research, Clinical Associate Professor of Urology, Indiana University School of Medicine, Fort Wayne, IN

Ronald Swerdloff, M.D.	Professor of Medicine and Chief, Division of Endocrinology and Metabolism, Harbor-UCLA Research and Education Institute, Torrance, CA

J. Lisa Tenover, M.D., Ph.D.	Associate Professor of Medicine, Chief of Medicine, Wesley Woods Hospital, Emory University School of Medicine, Atlanta, GA

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the compensation committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our compensation committee. No member of our compensation committee has ever been our employee.

Executive Compensation

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the year ended December 31, 2003 awarded to, earned by or paid to our chief executive officer and our other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2003. We refer to these persons as our named executive officers.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-Term Compensation	All Other Compensation
	Salary	Bonus	Other Annual Compensation		Securities Underlying Options (#)
Gerri A. Henwood President and Chief Executive Officer	$301,154	$30,000	$—		—	$7,918	(1)
Cornelius (Neil) H. Lansing, II Chief Financial Officer and Executive Vice President, Commercial Logistics	204,810	12,000	—		—	3,000	(2)
Terri B. Sebree Senior Vice President, Research and Development	240,923	25,000	—		—	3,880	(3)
Jyrki Mattila, M.D., Ph.D. (4) Executive Vice President, Business Development	94,327	30,000	60,438	(5)	12,000	—
Jane H. Hollingsworth Executive Vice President, Secretary and General Counsel	205,261	15,000	—		—	12,562	(6)

(1)	Represents $5,656 of disability insurance premiums and $2,262 of 401(k) matching contributions.
(2)	Represents 401(k) matching contributions.
(3)	Represents $880 of disability insurance premiums and $3,000 of 401(k) matching contributions.
(4)	Dr. Mattila commenced employment with us on August 1, 2003.
(5)	Represents $20,000 of educational expense reimbursement for his two children, $25,776 of relocation expense reimbursement and $14,662 of tax gross-up payments related to these reimbursements.
(6)	Represents $10,492 of automobile allowance, $820 of disability insurance premiums and $1,250 of 401(k) matching contributions.

Robert S. Whitehead became our President and Chief Operating Officer in June 2004, at an initial salary of $320,000. Upon the effectiveness of the registration statement for this offering, we will also grant Mr. Whitehead options to purchase 300,000 shares of our common stock for an exercise price per share equal to the initial offering price per share.

Option Grants in Last Fiscal Year

The following table provides summary information concerning the individual grants of options to each of our named executive officers for the year ended December 31, 2003. The exercise price per share of each option was issued at the fair market value of our common stock as determined by our board of directors on the date of grant based upon the purchase price paid by investors for shares of our preferred stock, taking into account the liquidation preferences and other rights, privileges and preferences associated with such preferred stock.

Option Grants in Last Fiscal Year

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(s)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003	Exercise Price Per Share	Expiration Date	5%	10%
Gerri A. Henwood	—	—	—	—	—	—
Cornelius (Neil) H. Lansing II	—	—	—	—	—	—
Terri B. Sebree	—	—	—	—	—	—
Jyrki Mattila, M.D., Ph.D.	12,000	8%	$4.50	10/30/2013	$200,108	$350,624
Jane H. Hollingsworth	—	—	—	—	—	—

The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price (assuming an initial public offering price of $13.00 per share). Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

Option Exercises and Year-Ended December 31, 2003 Option Values

The following table provides information concerning the number and value of unexercised options to purchase our common stock held as of December 31, 2003 by our named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the SEC, we have calculated the value of the unexercised in-the-money options at fiscal year end on the basis of an assumed initial public offering price of $13.00 per share, less the applicable exercise price multiplied by the number of shares that may be acquired upon exercise. None of the named executive officers exercised any stock options in the fiscal year ended December 31, 2003.

Aggregated Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in the Money Options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Gerri A. Henwood	192,157	102,157	$1,883,874	$995,124
Cornelius (Neil) H. Lansing II	13,750	41,250	127,188	381,563
Terri B. Sebree	47,250	25,750	460,800	252,350
Jyrki Mattila, M.D., Ph.D.	—	12,000	—	102,000
Jane H. Hollingsworth	47,750	26,650	466,800	260,515

Of the number of unexercisable options included in the table above, 90,000, 20,000 and 20,000 options for Ms. Henwood, Ms. Sebree and Ms. Hollingsworth, respectively, will become exercisable upon completion of this offering.

Options and Restricted Stock Granted in the Current Fiscal Year

The following table provides summary information concerning individual grants of options to purchase and restricted shares of our common stock during the current fiscal year to our executive officers and non-employee directors. The exercise price per share at which each option was issued was the fair market value of our common stock on the date of the grant, as determined by our board of directors.

Options and Restricted Stock Granted in the Current Fiscal Year

Name of Grantee	2004 Option Grants to Date		Options to be Granted at the Offering (1)		Restricted Stock to be Granted at the Offering
Non-Employee Directors (2)
Edwin A. Bescherer, Jr.	–		10,000	(3)	–
Philippe O. Chambon, M.D., Ph.D.	–		10,000	(3)	–
Winston J. Churchill	–		10,000	(3)	–
Rolf A. Classon	–		10,000	(3)	–
Dennis J. Purcell	–		10,000	(3)	–
Michael Wall	–		10,000	(3)	–
Executive Officers (4)
Gerri A. Henwood	60,000	(5)	80,000	(6)	60,000	(7)
Robert S. Whitehead	–		300,000	(3)	–
Cornelius (Neil) H. Lansing II	25,000	(5)	18,000	(6)	4,000	(7)
Terri B. Sebree	25,000	(5)	26,640	(6)	5,920	(7)
Jyrki Mattilia, M.D., Ph.D.	24,000	(5)	51,840	(6)	11,520	(7)
Jane H. Hollingsworth	25,000	(5)	12,000	(6)	2,666	(7)
Other Grantees (8)
Employees	117,730	(9)	56,300	(6)	9,331	(7)
Consultants	1,500	(10)	–		–

	278,230		604,780		93,437

(1)	All options to purchase shares of our common stock that are to be granted on the date on which the offering becomes effective will have an exercise price per share equal to the initial public offering price per share.

(2)	All options granted to our non-employee directors vest 100% on the one-year anniversary of the date on which our board of directors approved the grant.

(3)	Represents an option grant that was approved by our board of directors on May 26, 2004.

(4)	All options to be granted to our executive officers vest 25% per year over four years from the date on which our board of directors approved the grant of the option.

(5)	Represents an option that was granted by our board of directors on March 2, 2004, with an exercise price per share of $12.50.

(6)	Represents option grants that were approved by our board of directors on June 9, 2004.

(7)	Represents grants of restricted shares of our common stock that were approved by our board of directors on June 9, 2004. The restricted stock vest 25% per year over four years from the date on which our board of directors approved the grant of the restricted stock.

(8)	All options to be granted to our employees vest 25% per year over four years from the date on which our board of directors approved the grant of the option. All options granted to consultants vest immediately.

(9)	Represents 106,530 and 11,200 options granted by our board of directors on March 2, 2004 and April 15, 2004, respectively, each with an exercise price per share of $12.50.

(10)	Represents an option granted by our board of directors on April 15, 2004 with an exercise price per share of $12.50.

Employment Agreements with Named Executive Officers

In April 2004, we entered into employment agreements with Mr. Lansing, Ms. Sebree, Dr. Mattila and Ms. Hollingsworth and in June 2004, we entered into employment agreements with Ms. Henwood and Mr. Whitehead. Under the terms of these employment agreements, Ms. Henwood is employed as our Chief Executive Officer at an initial annual base salary of $325,000, Mr. Whitehead is employed as our President and Chief Operating Officer at an initial annual base salary of $320,000, Mr. Lansing is employed as our Chief Financial Officer and Executive Vice President, Commercial Logistics at an initial annual base salary of $213,002, Ms. Sebree is employed as our Senior Vice President, Research and Development at an initial annual base salary of $249,600, Dr. Mattila is employed as our Executive Vice President, Business Development at an initial annual base salary of $250,000 and Ms. Hollingsworth is employed as our Executive Vice President, Secretary and General Counsel at an initial annual base salary of $213,471.

Under the employment agreements, the base salaries of these executives will be reviewed annually for appropriate increases by our board of directors or by our compensation committee. The employment agreements also provide that each executive will be entitled to participate in all incentive compensation plans that we establish. The employment agreements provide that these executives are eligible to receive benefits, including vacation and participation in our employee benefit plans, to the same extent as other employees. Participation in employee benefit plans will be subject to the terms of the benefit plans in effect from time to time.

In addition, Dr. Mattila’s agreement provides for reimbursement of up to $15,000 in settlement costs for a house purchase and reimbursement of educational expenses of $10,000 per year for each of his two children until August 2005. Dr. Mattila’s agreement also provides for the grant of nonqualified stock options in the amount of 8,000 if we enter into a license or co-promotion agreement for an FDA-approved product by August 1, 2004, and in the amount of 5,000 if we in-license a development-stage product by August 1, 2004. Such options would have an exercise price equal to the fair market value of our common stock on the date of grant and vest 25% per year over four years from the date of grant.

In addition to the other rights and benefits under their employment agreements, Ms. Sebree and Ms. Hollingsworth each also received a one-time cash payment of $52,000 as further consideration for terminating agreements originally entered into in July 2000, which had entitled each of these executives to receive one year of continued base salary following termination of employment for any reason, so long as the executive did not compete with us.

In addition, Mr. Whitehead’s agreement provides that we will provide him with up to 12 months of temporary housing and reimburse him for up to $18,000 of moving expenses and up to $107,000 of closing costs in connection with the sale of his current residence and purchase of a principal residence in the Philadelphia, Pennsylvania area. All relocation expenses reimbursed to Mr. Whitehead will be grossed up to take into account taxes payable by Mr. Whitehead on such amounts.

Each of the employment agreements may be terminated by us at any time for cause or upon 30 days written notice without cause. Under the agreements, if an executive’s employment ends for any reason, we will pay accrued compensation and benefits. If we terminate the employment of any of these executives without cause, or due to their disability we will be obligated to pay to that executive severance equal to nine months of the executive’s base salary. In addition, we would be obligated to pay for continued participation in our group medical, dental and prescription drug programs during the nine-month period after termination of employment or obtain comparable benefits at our cost.

For purposes of the employment agreements, cause is defined generally to mean:

•	conviction of, or a plea of guilty to, a felony;

•	intentional and continual failure by the executive to perform his or her material duties, which failure has continued for 30 days after written notice is given to the executive;

•	willful misconduct; or

•	material breach by the executive of the non-competition, non-disclosure, development assignment or non-solicitation covenants in the agreement.

If a change of control occurs during the employment term and the executive’s employment is terminated without cause at any time or the executive resigns for good reason during the two-year period following the change of control, the executive will be entitled to the following change of control severance benefits:

•	a lump sum payment equal to 1.25 times the executive’s base salary plus 1.25 times the executive’s average annual bonus;

•	continued participation, at our cost, in our group medical, dental and prescription drug programs during the 15-month period after termination of employment or payment to obtain comparable benefits at our cost; and

•	immediate vesting of all outstanding options and stock awards.

For purposes of the employment agreements, good reason includes a substantial reduction of the executive’s duties and responsibilities, relocation to a place of employment more than 50 miles from the executive’s previous place of employment or reduction in the executive’s base salary. In general, a change of control includes:

•	the acquisition of more than 50% of our outstanding voting securities by any person, entity or group;

•	a merger, unless the holders of our voting shares immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

•	our sale of all or substantially all of our assets;

•	our liquidation or dissolution; and

•	if, after the date on which the agreements are entered into, directors are elected to our board of directors such that a majority of the members of our board of directors will have been members of our board of directors for less than two years, unless the election or nomination of each new director was approved by at least two-thirds of the directors then in office at the beginning of the two-year period.

If payments become due as a result of a change of control and the excise tax imposed by Internal Revenue Code Section 4999 applies, the terms of the employment agreements require us to pay the executive the amount of this excise tax plus the amount of income and other taxes due as a result of the payment of the amount of the excise tax.

The employment agreements include non-competition, confidentiality, development assignment and non-solicitation covenants. The agreements provide that for the nine-month (one-year for Ms. Henwood) period after termination of the executive’s employment for any reason, the executive will not directly or indirectly engage in any business or other activity in the U.S. and Canada that competes directly with us in the sale of pharmaceutical or other products being manufactured, marketed, distributed or developed by us at the time of termination of the executive’s employment. The agreements also provide that the executive will disclose and assign all developments discovered in connection with the executive’s employment, and that for the one-year period after termination of the executive’s employment for any reason, the executive will not solicit our principal customers, encourage any principal customer to reduce its patronage of us, or solicit or recruit our employees.

2004 Equity Compensation Plan

Introduction. Our board of directors has adopted the 2004 Equity Compensation Plan, or the 2004 plan. It is expected that our stockholders will approve the 2004 plan before the date the underwriting agreement relating to this offering is signed. At that time, our 2000 Equity Compensation Plan, or the 2000 plan, will be merged with and into the 2004 plan and no further grants will be made under the 2000 plan. Outstanding grants under the 2000 plan will continue in effect according to their terms, but shares to be purchased upon the exercise of outstanding grants originally made under the 2000 plan will be issued under the 2004 plan.

The purpose of the 2004 plan is to attract and retain employees, non-employee directors, and consultants. The 2004 plan provides for the issuance of incentive stock options, nonqualified stock options, stock awards, stock units, dividend equivalents and other equity-based awards. It is intended that the 2004 plan will provide an incentive to participants to contribute to our economic success by aligning the economic interests of participants with those of our stockholders.

Administration of the 2004 Plan. The 2004 plan will be administered by our compensation committee, and the compensation committee will determine all of the terms and conditions applicable to grants under the plan. Our compensation committee will determine who will receive grants under the 2004 plan and the number of shares of our common stock that will be subject to grants. Grants to our non-employee directors may only be made by our board of directors.

Share Reserve. We will initially reserve 2,845,450 shares of our common stock for issuance under the 2004 plan. The maximum number of authorized shares includes the number of shares covered by outstanding grants under the 2000 plan, which has been merged into the 2004 plan. The 2004 plan also contains a limit of 500,000 shares on the maximum number of shares of our common stock that may be granted with respect to all grants other than dividend equivalents to an individual in any calendar year, subject to adjustment as described below. A grantee may not accrue dividend equivalents during any calendar year in excess of $100,000.

If any options terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any stock awards, stock units or other equity-based awards are forfeited, the shares subject to such grants will again be available for purposes of the 2004 plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of an option, those shares will again be available for grants under the 2004 plan. If any grants are paid in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

Adjustments. In connection with stock splits, reverse stock splits, stock dividends, recapitalizations and other events affecting our common stock, the compensation committee will make adjustments it deems appropriate in the maximum number of shares of our common stock reserved for issuance as grants, the maximum number of shares of our common stock that any individual participating in the 2004 plan may be granted in any year, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued or transferred under the 2004 plan, and the price per share or market value of any outstanding grants.

Eligibility. All of our employees and employees of our subsidiaries are eligible to receive grants under the 2004 plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries may receive grants under the 2004 plan.

Vesting. Our compensation committee determines the vesting of awards granted under the 2004 plan.

Options. Under the 2004 plan, the compensation committee may grant options to purchase shares of our common stock in amounts and at exercise prices as the committee determines. Under the 2004 plan, the compensation committee may grant options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, or nonqualified stock options, which are not intended to so qualify. Incentive stock options may only be granted to employees. The exercise price of an incentive stock option cannot be less than the fair market value of a share of our common stock on the date the option is granted. If an incentive stock option is granted to a 10% stockholder, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date the option is granted. The exercise price of a nonqualified stock option may be less than, equal to or greater than the fair market value of a share of our common stock on the date the option is granted, as determined by the committee.

The exercise price for any option is generally payable:

•	in cash;

•	as permitted by our compensation committee, by the surrender of shares of our common stock with an aggregate fair market value on the date the option is exercised equal to the exercise price;

•	by payment through a broker in accordance with procedures established by the Federal Reserve Board; or

•	by another method approved by our compensation committee.

The term of an option cannot exceed ten years from the date of grant. If an incentive stock option is granted to a 10% stockholder, the term cannot exceed five years from the date of grant.

Except as provided in the grant instrument or as otherwise determined by the compensation committee, an option may only be exercised while a grantee is employed by or providing service to us or our subsidiaries or during an applicable period after termination of employment or service.

Stock Awards. Under the 2004 plan, the compensation committee may grant stock awards. A stock award is an award of our common stock that may be issued for consideration or no consideration and may be subject to restrictions as our compensation committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as our compensation committee may determine. Except to the extent restricted under the grant instrument relating to the stock award, a grantee awarded a stock award will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. All unvested stock awards are forfeited if the grantee’s employment or service is terminated for any reason, unless the compensation committee determines otherwise in the grant instrument.

Stock Units. Under the 2004 plan, the compensation committee may grant stock units. Stock units are phantom units that represent shares of our stock on a one for one basis. Stock units become payable on terms and conditions determined by the compensation committee and will be payable in cash or shares of our stock as determined by the compensation committee. All unvested stock units are forfeited if the grantee’s employment or service terminates for any reason, unless the compensation committee determines otherwise in the grant instrument.

Other Equity-Based Awards. Under the 2004 plan, the compensation committee may grant other types of awards that are based on, measured by or payable in shares of our common stock, including stock appreciation rights. The compensation committee will determine the terms and conditions of such awards. Other equity-based awards may be payable in cash, shares of our common stock or a combination of the two.

Dividend Equivalents. Under the 2004 plan, the compensation committee may grant dividend equivalents in connection with any grant made under the plan. Dividend equivalents entitle the grantee to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The compensation committee will determine whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of stock units. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two. The compensation committee will determine whether they will be conditioned upon the exercise, vesting or payment of the grant to which they relate and the other terms and conditions of the grant.

Qualified Performance-Based Compensation. The 2004 plan permits the compensation committee to impose performance goals that must be met with respect to grants of stock awards, stock units, dividend equivalents and other equity-based awards that are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. Prior to or soon after the beginning of the performance period, the compensation committee will establish the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions.

The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Internal Revenue Code, will be based on one or more of the following criteria: total stockholder return; total stockholder return as compared to total stockholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes; earnings before interest expense, taxes, depreciation and amortization; earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access and funding availability; or asset quality; regulatory filings; regulatory approvals; or other operational, regulatory or department objectives.

Deferrals. The compensation committee may permit or require grantees to defer receipt of the payment of cash or the delivery of shares of our common stock that would otherwise be due to the grantee in connection with a grant under the 2004 plan. The compensation committee will establish the rules and procedures applicable to any such deferrals.

Change of Control. If we experience a change of control and we are not the surviving corporation, unless the compensation committee determines otherwise, all outstanding options will be assumed or replaced with comparable options by the surviving corporation, and other outstanding grants will be converted into similar grants of the surviving corporation.

The compensation committee may also provide that:

•	outstanding options will become exercisable in whole or in part upon the change of control or such other event as our board of directors determines;

•	restrictions and conditions on stock awards will lapse in whole or in part upon the change of control or upon such other event as the compensation committee determines;

•	grantees holding stock units, dividend equivalents and other equity-based awards will receive payment in settlement of their awards in an amount and on terms determined by the compensation committee;

•	grantees will be required to surrender their outstanding options in exchange for a payment or payments by us, in cash or in shares of our common stock, in an amount by which the fair market value of the underlying shares of common stock exceeds the exercise price, if any, on such terms as the compensation committee determines; or

•	after grantees have the opportunity to exercise their options, any unexercised options will be terminated on the date determined by the compensation committee.

In general terms, a change of control under the 2004 plan occurs:

•	if a person, entity or affiliated group acquires more than 50% of our then outstanding voting securities;

•	if we merge with another entity, unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if, after the date on which the 2004 plan is approved by our stockholders, directors are elected to our board of directors such that a majority of the members of our board of directors will have been members of our board of directors for less than two years, unless the election or nomination of each new director was approved by at least two-thirds of the directors then in office at the beginning of the two-year period.

Amendment; Termination. Our board of directors may amend or terminate the 2004 plan at any time; except that our stockholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2004 plan will terminate on April 15, 2014.

2004 Employee Stock Purchase Plan

Introduction. The 2004 Employee Stock Purchase Plan, or the ESPP, was adopted by our board of directors on April 15, 2004, subject to approval by our stockholders. It is expected that our stockholders will approve the ESPP before the date the underwriting agreement for this offering is signed. The ESPP permits eligible employees to purchase shares of our common stock through after-tax payroll deductions. It is intended that the ESPP meets the requirements for an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

Share Reserve. 200,000 shares of our common stock are reserved for issuance under the ESPP, subject to adjustment as described below.

Adjustments. In connection with stock splits, stock dividends, recapitalizations and other events affecting our common stock, the compensation committee will make adjustments as it deems appropriate to the maximum number and class of securities issuable under the ESPP, the maximum number and class of securities purchasable per participant on any interim purchase date, the maximum number and class of securities purchasable in total by all participants on any interim purchase date, and the number and class of securities and the price per share in effect under each outstanding option, in order to prevent the dilution or enlargement of benefits thereunder.

Eligibility. Each of our employees and employees of our subsidiaries that adopt the ESPP who are regularly scheduled to work more than 20 hours per week and for more than five months per calendar year will be eligible to participate in the ESPP. Under the Internal Revenue Code requirements, an employee who owns 5% or more of the total combined voting power of all classes of our stock is not eligible to participate. For purposes of determining who is a 5% owner, attribution of ownership rules apply, and shares of stock subject to outstanding options are taken into account. Eligible employees may not participate in more than one offering period at a time.

Offering Period. Under the ESPP, there will be a series of concurrent offering periods, each 24 months long with interim purchase intervals every six months. The first offering period will begin on the effective date of this offering and will end on May 15, 2006. Purchase intervals will run from May 16 to November 15 and from November 16 to May 15, except that the first purchase interval will run from the effective date of this offering of our common stock until November 15, 2004. Unless our compensation committee determines otherwise prior to the beginning of an offering period, each subsequent offering period will begin on May 16 and will end on May 15, 24 months later. If any of the designated dates is not a business day, the purchase date will be moved to the next business day.

Reset Feature. If the fair market value of our common stock on any interim purchase date is less than the fair market value of our common stock on the first day of the offering period, the participants in the offering period will, immediately after the purchase of shares on such interim purchase date, be transferred from that offering period into the next offering period that commences after the interim purchase date.

Participation. Each eligible employee who elects to participate in an offering period will be granted an option to purchase shares of our common stock on the first day of the offering period. The option will automatically be exercised on each interim purchase date during the offering period based on the employee’s accumulated contributions to the ESPP. The purchase price for each share of stock during the initial offering period will be equal to 85% of the lesser of the initial public offering price of our common stock or the fair market value of our stock on the interim purchase date. For each subsequent offering period, the purchase price of each share of our common stock under the ESPP will be equal to 85% of the lesser of the fair market value per share of our common stock on the first day of the offering period or the fair market value of our stock on each interim purchase date. Participants will generally be permitted to allocate up to 10% of their compensation to purchase our common stock under the ESPP.

Initial Election Period. The first offering period will begin on the effective date of the initial public offering of our common stock. For the first offering period, all eligible employees will be automatically enrolled in the ESPP prior to the commencement of the offering period and will be required to contribute to the ESPP an amount equal to 10% of their compensation. Shortly after the first offering period commences, but prior to the first interim purchase date, participants will be able to elect to continue their participation in the ESPP, withdraw from participation in the ESPP or reduce the amount they contribute to the ESPP.

Termination of Employment. Participants may modify or end their participation in the ESPP at any time during any offering period. Participation ends automatically upon termination of employment or if the participant ceases to be an eligible employee.

Maximum Number of Purchasable Shares. The maximum number of shares that a participant may purchase on any interim purchase date may not exceed 8,000 shares and the maximum number of shares purchasable in the aggregate by all participants in the ESPP on any one interim purchase date may not exceed 80,000 shares, subject to adjustment by the compensation committee prior to the beginning of the offering period and subject to adjustments as described above. In addition, no participant may purchase more than $25,000 worth of our common stock during each calendar year under the ESPP.

Change of Control. If we experience a change of control while the ESPP is in effect, all outstanding options under the ESPP will automatically be exercised immediately prior to the effective date of any change of control and the purchase price for each share of our common stock under the ESPP on such purchase date will be equal to 85% of the lesser of the fair market value per share of our common stock on the first day of the offering period in which the participant is enrolled or the fair market value of our stock immediately prior to the change of control. If a change of control occurs, the limitation on the aggregate number of shares that all participants may purchase on the purchase date will not apply.

In general terms, a change of control under the ESPP occurs:

•	if a person, entity or affiliated group acquires more than 50% of our then outstanding voting securities;

•	if we merge with another entity, unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if, after the date on which the ESPP is approved by our stockholders, directors are elected to our board of directors such that a majority of the members of our board of directors will have been members of our board of directors for less than two years, unless the election or nomination of each new director was approved by at least two-thirds of the directors then in office at the beginning of the two-year period.

Plan Administration. The ESPP will be administered by our compensation committee.

Amendment; Termination. Our board of directors may amend or terminate the ESPP at any time, with such amendment or termination to become effective immediately following the close of an interim purchase date. The ESPP also specifically permits our board to amend or terminate the ESPP, effective at any time, if appropriate, to reduce or eliminate accounting charges. However, our board of directors may not amend the ESPP without stockholder approval if such amendment increases the number of shares of our common stock issuable under the ESPP except for permissible adjustments in the event of changes in our capitalization, alters the purchase price formula to reduce the purchase price payable for shares purchasable under the ESPP, or modifies the eligibility requirements under the ESPP. Unless sooner terminated by our board of directors, the ESPP will terminate upon the earliest of:

•	the last business day of April 2014;

•	the date all shares available for issuance under the plan have been issued; or

•	the date all options are exercised in connection with a change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From January 1, 2001 until the date of this prospectus, there has not been any transaction or series of similar transactions, nor is there currently proposed any transaction or series of similar transactions, to which we were, are, or would be a party, and in which the amount involved exceeded or would exceed $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation and compensation arrangements (including with respect to equity compensation and board compensation) described in “Management” included elsewhere in this prospectus and the transactions described below.

We have engaged in transactions regarding sales of our preferred stock with persons who beneficially own at least 5% of our voting securities. In October 2001, we sold an aggregate of 22,404,888 shares of our series B preferred stock at a purchase price of $1.25 per share and warrants to purchase 1,344,288 shares of our common stock at a weighted average exercise price of $7.50 per share. In June 2002, we sold an aggregate of 10,283,336 shares of our series C preferred stock at a purchase price of $1.50 per share and warrants to purchase 616,997 shares of our common stock at a weighted average exercise price of $8.75 per share. In October 2003, we sold an aggregate of 28,752,365 shares of our series D preferred stock at a purchase price of $1.50 per share and warrants to purchase 8,634,339 shares of our series D preferred stock at an initial exercise price of $1.50 per share. In April 2004, the warrants to purchase shares of our series D preferred stock were amended to remove the variable pricing features by fixing the warrants’ exercise price at $1.125 per share.

In May 2003, we issued warrants to purchase 144,381 shares of our common stock to each of SCP Private Equity Partners II, L.P. and Perseus-Soros BioPharmaceutical Fund, L.P. and an aggregate amount of 55,617 and 55,615 shares of our common stock to each of Lehman Brothers Healthcare Fund and certain of its affiliates and Schroder Ventures Life Sciences Fund II, LPI and certain of its affiliates, respectively, as consideration for the guarantee of borrowings under our bank line of credit. These warrants could be exercised for an exercise price of $5.00 per share. At the time, SCP Private Equity Partners II, L.P. beneficially owned at least 5% of our voting securities. Furthermore, our director Mr. Churchill is a managing member of SCP Private Equity Partners II, L.P, and our director Mr. Purcell is a senior managing partner of Perseus-Soros BioPharmaceutical Fund, L.P. These warrants were cancelled in October 2003 in connection with the closing of our series D preferred stock financing.

Also in connection with the issuance and sale of our series D preferred stock in October 2003, we issued shares of our common stock to persons who beneficially own at least 5% of our voting securities in exchange for the outstanding common stock warrants that we had previously issued such persons in connection with the issuance and sale of our series B preferred stock in October 2001, our series C preferred stock in June 2002 and the guarantee of borrowing under our bank line of credit in May 2003.

The following table summarizes the shares of our stock purchased in these transactions by persons who beneficially own more than 5% of our voting securities and by the persons and entities associated with them in these private placement transactions. Each share of each series of preferred stock listed below will automatically convert at the closing of this offering into one share of common stock.

	Series B Preferred	Series C Preferred	Series D Preferred (1)	Common Stock (2)
5% Percent Stockholders
SCP Private Equity Partners II, L.P. (3)	804,888	2,666,667	3,086,019	266,599
Perseus-Soros BioPharmaceutical Fund, L.P. (4)	10,400,000	2,733,334	3,288,822	82,793
Sprout Capital, IX, L.P. (5)	—	—	13,869,869	—
Lehman Brothers Healthcare Fund	5,200,000	1,333,334	1,636,063	35,870
Schroder Ventures Entities (6)	5,200,000	666,667	1,469,118	33,978
Caduceus Private Investments II, LP (7)	—	—	7,368,367	—
Biotech Growth N.V. (8)	—	—	6,501,501	—

Entities Affiliated with Directors
SCP Private Equity Partners II, L.P. (9)	804,888	2,666,667	3,086,019	266,599
Perseus-Soros BioPharmaceutical Fund, L.P. (10)	10,400,000	2,733,334	3,288,822	82,793
Sprout Capital IX, L.P. (11)	—	—	13,869,869	—

Price Per Share	$1.25	$1.50	$1.50

Date of Purchase	October 2001	June 2002	October 2003

(1)	Includes warrants to purchase shares of series D preferred stock that are currently exercisable.
(2)	Acquired in connection with our issuance and sale of series D preferred stock in October 2003 in exchange for certain outstanding common stock warrants that we had previously issued.
(3)	The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein.
(4)	Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, L.P. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseus EC, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Perseuspur, LLC, is the sole member of Perseus EC, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, L.P. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, L.P.
(5)	Includes shares held by Sprout Entrepreneurs Fund, L.P., a related entity of which Sprout Capital, IX, L.P. may be deemed the beneficial holder, Dr. James Niedel, a venture partner and consultant to The Sprout Group and DLJ Capital Corporation, the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital, IX, L.P. DLJ Capital Corporation makes all of the investment decisions on behalf of Sprout Capital, IX, L.P. and Sprout Entrepreneurs Fund, L.P. DLJ Capital Corporation is a Delaware corporation and a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., a Delaware corporation and wholly-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation.
(6)	Schroder Venture Managers Limited is the fund manager for each of the Schroder entities. The investment committee of Schroder Venture Managers consists of Nichola Walker, Gary Carr, Deborah Speight, Douglas Mello and Peter Everson, all of whom share voting and dispositive power over the shares.
(7)

Includes shares held by Caduceus Private Investments II (QP), L.P., the general partner of Caduceus Private Investments II, L.P., and UBS Juniper Crossover Fund, L.L.C, a related entity; Caduceus Private Investments II, L.P. may be deemed to have beneficial ownership of the shares held by these entities. The general partner of Caduceus Private Investments II, L.P. and Caduceus Private Investments II (QP), L.P. is OrbiMed Capital II, LLC. OrbiMed Advisors LLC is a member of PW Juniper Management LLC, which is the managing member of UBS Juniper Crossover Fund, L.L.C., OrbiMed Advisors LLC and OrbiMed Capital II, LLC share the same individual members. OrbiMed Advisors LLC and OrbiMed Capital II, LLC, and the individual members thereof, may be deemed to beneficially own securities held by each of the above entities and disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.

(8)	Biotech Growth N.V. is a wholly-owned subsidiary of BB Biotech, a publicly held investment company, the shares of which are traded on the Swiss, German and Italian stock exchanges.
(9)	Mr. Churchill is a managing partner of SCP Private Equity Partners II, L.P. and is founder and a control person of C.I.P. Capital, L.P.
(10)	Mr. Purcell is a senior managing director of Perseus-Soros BioPharmaceutical Fund L.P.
(11)	Dr. Chambon is a managing director of DLJ Capital Corporation, the managing general partner of Sprout Capital, IX, L.P. and the general partner of Sprout Entrepreneurs Fund, L.P.

Please see “Principal Stockholders” for more details on the securities held by our directors and executive officers and the beneficial owners of at least 5% of our voting securities.

SCP Private Equity Partners II, L.P. and C.I.P. Capital, L.P. purchased convertible notes from us in September 2001 with an aggregate principal amount of $1.0 million. These notes were converted into series B preferred stock in October 2001 at a rate of $1.25 per share. In connection with this transaction, we also issued to SCP Private Equity Partners II, L.P. a warrant to purchase 80,000 shares of our series B preferred stock.

We were formed in 1999. During 1999 and 2000 we issued shares of our common stock to our founders, Ms. Henwood and Ms. Hollingsworth, for cash and services in an aggregate amount of 263,300, and 100,500, respectively.

We use Prosit, LLC for printing and copying services. Timothy Sharr, the brother of Ms. Henwood, our chairman and chief executive officer, holds a majority ownership interest in Prosit. HH Capital Partners, an investment partnership controlled by Ms. Henwood and Ms. Hollingsworth, our executive vice president, general counsel and secretary held a majority interest in Prosit during 2001 and terminated its equity interest at the end of 2001. Prosit received payments from us for printing and reproduction services of $101,000, $129,000 and $846,000 in 2001, 2002 and 2003, respectively. Our business relationship with Prosit is conducted on an arms-length basis.

Two siblings, Christopher Sharr and Diane Myers, and a sister-in-law, Suzanne Sharr, of Ms. Henwood, our chairman and chief executive officer, are employed by us and were each paid compensation in excess of $60,000 for such employment in 2003. Mr. Sharr and Ms. Myers each received compensation in excess of $60,000 in 2002. Ms. Myers was paid in excess of $60,000 in 2001.

Mark Sebree, the husband of Ms. Sebree, our senior vice president of research and development, received $103,000 for marketing consulting services in 2003.

From July 2000 through June 2001, the Company rented office space to TerraZEST.com for $1,000 per month. Rent payments made by TerraZEST to us represented over 5% of TerraZEST’s gross revenues for fiscal years 2000 and 2001. At the time, Ms. Henwood, our chairman and chief executive officer, had a controlling interest in TerraZEST.

We believe that we have executed all of the transactions described above on terms no less favorable to us than we could have obtained from unaffiliated third-parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third-parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us concerning the beneficial ownership of our common stock as of March 31, 2004, as adjusted to reflect the sale of the shares of our common stock in this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2004 are considered outstanding. These shares, however, are not considered outstanding as of March 31, 2004 when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 15,087,127 shares of our common stock outstanding on March 31, 2004 and 21,087,127 shares of common stock to be outstanding after completion of this offering. This table assumes automatic conversion of all of our outstanding preferred stock, the issuance of 93,437 shares of restricted common stock to employees upon the closing of this offering and no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Auxilium Pharmaceuticals, Inc., 160 West Germantown Pike, Norristown, Pennsylvania 19401.

5% Beneficial Owners, Directors, and Named Executive Officers	Number of Shares Beneficially Owned Before the Offering	Percentage of Shares Outstanding
		Before the Offering	After the Offering
Perseus-Soros BioPharmaceutical Fund, L.P. (1)	3,393,222	22.2%	16.0%
SCP Private Equity Partners II, L.P. (2)	3,348,495	22.0	15.8
Sprout Capital IX, L.P. (3)	2,773,971	17.6	12.8
Lehman Brothers Healthcare Fund (4)	1,669,743	11.0	7.9
Schroder Ventures Entities (5)	1,501,125	9.9	7.1
Caduceus Private Investments II, L.P. (6)	1,473,671	9.6	6.9
Biotech Growth N.V. (7)	1,300,300	8.5	6.1
Gerri A. Henwood (8)	491,535	3.2	2.3
Robert S. Whitehead	—	*	*
Cornelius H. (Neil) Lansing II (9)	17,750	*	*
Terri B. Sebree (10)	85,170	*	*
Jyrki Mattila, M.D., Ph.D. (11)	11,520	*	*
Jane H. Hollingsworth (12)	151,466	1.0	*
Edwin A. Bescherer, Jr. (13)	55,600	*	*
Philippe O. Chambon, M.D., Ph.D. (14)	2,773,971	17.6	12.8
Winston J. Churchill (15)	3,374,495	22.1	15.9
Rolf A. Classon	—	*	*
Dennis J. Purcell (16)	26,000	*	*
Michael Wall (17)	22,000	*	*
All directors and executive officers as a group (11 persons) (18)	10,354,729	63.2	46.2

*	Represents beneficial ownership of less than one percent of our common stock.
(1)

Includes 151,908 shares underlying warrants that are currently exercisable and 26,000 shares underlying options held by Mr. Purcell and Christopher Earl that are exercisable within 60 days of March 31, 2004. Mr. Purcell is a senior managing director and Mr. Earl is a managing director of the Perseus-Soros BioPharmaceutical Fund, L.P. Messrs. Purcell and Earl each disclaim beneficial ownership of any of the shares held by the Perseus-Soros BioPharmaceutical Fund, L.P., except to the extent of his pecuniary interest therein. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, L.P. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseus EC, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Perseuspur, LLC, is the sole member of Perseus EC, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, L.P. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, L.P. The address of Perseus-Soros BioPharmaceutical Fund, L.P. is 888 Seventh Avenue, 29th Floor, New York, New York 10106.

(2)	Includes 131,684 shares underlying warrants that are currently exercisable. Also includes 229,133 shares and 10,856 shares underlying warrants that are currently exercisable held by C.I.P. Capital, L.P. Winston J. Churchill is a managing partner of SCP Private Equity Partners II, L.P. and founder and a control person of C.I.P. Capital, L.P. The address of SCP Private Equity Partners II, L.P. is 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Rebar and Brown each disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein.
(3)	Includes 627,244 shares underlying warrants that are currently exercisable. Also includes 8,231 shares and 2,472 shares underlying warrants that are currently exercisable held by Sprout Entrepreneurs Fund, L.P. and 4,376 shares and 1,314 shares underlying warrants that are currently exercisable held by DLJ Capital Corporation. DLJ Capital Corporation is the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital IX, L.P. and, as such, makes all of the investment decisions on behalf of Sprout IX, L.P. and Sprout Entrepreneurs Fund, L.P. Mr. Chambon is a managing director of DLJ Capital Corporation. DLJ Capital Corporation is a Delaware corporation and a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., a Delaware corporation and wholly-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation. Also includes 32,000 shares and 9,609 shares underlying warrants that are currently exercisable held by Dr. James Niedel, a venture partner and consultant to The Sprout Group and DLJ Capital Corporation. Dr. Niedel disclaims beneficial ownership of securities held by DLJ Capital Corporation, Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund, L.P. except to the extent of his pecuniary interest therein. The address of Sprout Capital IX, L.P. is 1 Madison Avenue, Floor 7T, New York, New York 10010.
(4)	Includes 343,685 shares and 16,291 shares underlying warrants that are currently exercisable held by Lehman Brothers Partnership Account 2000/2001, L.P.; 89,134 shares and 4,225 shares underlying warrants that are currently exercisable held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.; and 398,544 shares and 18,892 shares underlying warrants that are currently exercisable held by Lehman Brothers Healthcare Venture Capital L.P. The ultimate parent of each of these entities is Lehman Brothers Inc. Also includes 762,813 shares and 36,159 shares underlying warrants that are currently exercisable held by Lehman Brothers P.A. LLC, a subsidiary of Lehman Brothers Holdings Inc. Lehman Brothers P.A. LLC, Lehman Brothers Inc. and Lehman Brothers Holdings Inc. may be deemed to beneficially own the securities held by each of the above entities and disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein. The address of Lehman Brothers Healthcare Fund is 399 Park Avenue, New York, New York 10022.
(5)	Includes 839,770 shares and warrants that are currently exercisable to purchase 39,758 shares held by Schroder Ventures International Life Sciences Fund II, LP1; 357,653 shares and warrants that are currently exercisable to purchase 16,932 shares held by Schroder Ventures International Life Sciences Fund II, LP2; 95,311 shares and warrants that are currently exercisable to purchase 4,512 shares held by Schroder Ventures International Life Sciences Fund II, LP3; 12,954 shares and warrants that are currently exercisable to purchase 613 shares held by Schroder Ventures International Life Sciences Fund II Strategic Partners LP; 24,149 shares and warrants that are currently exercisable to purchase 1,143 shares held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme; 103,433 shares and warrants that are currently exercisable to purchase 4,897 shares held by Schroder Ventures Investments Limited. Schroder Venture Managers Limited is the fund manager for each of the Schroder entities. The investment committee of Schroder Venture Managers consists of Nichola Walker, Gary Carr, Deborah Speight, Douglas Mello and Peter Everson, all of whom share voting and dispositive power over the shares. Each of these individuals disclaims beneficial ownership of the securities except to the extent of their pecuniary interest therein.
(6)

Includes 227,064 shares underlying warrants that are currently exercisable. Also includes 238,389 shares and 85,102 shares underlying warrants that are currently exercisable held by Caduceus Private Investments II (QP), L.P. The general partner of Caduceus Private Investments II, L.P. and Caduceus Private Investments II (QP), L.P. is OrbiMed Capital II, LLC. Also includes 93,819 shares and 28,173 shares underlying warrants that are currently exercisable held by UBS Juniper Crossover Fund, L.L.C. OrbiMed Advisors LLC is a member of PW Juniper Management LLC, which is the managing member of UBS Juniper Crossover Fund, L.P. OrbiMed Advisors LLC and OrbiMed Capital II, LLC share the same individual members. OrbiMed Advisors LLC and OrbiMed Capital II, LLC, and the individual members thereof, may be deemed to beneficially own securities held by each of the above entities and disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein. The address of Caduceus Private Investments II, L.P. is 767 Third Avenue, 30th Floor, New York, New York 10017.
(7)	Includes 300,300 shares underlying warrants that are currently exercisable. The address of Biotech Growth N.V. is c/o Asset Management BAB N.V., A. Mendes Chumacei Boulevard 11, Curacao, Netherlands Antilles. Biotech Growth N.V. is a wholly-owned subsidiary of BB Biotech, a publicly held investment company, the shares of which are traded on the Swiss, German and Italian stock exchanges.
(8)	Includes 60,000 shares of restricted common stock and 198,235 shares underlying options that are exercisable within 60 days of March 31, 2004. Also includes 100,000 shares held by Henrow Enterprises LP, a family limited partnership of which Ms. Henwood is a general partner. Also includes an aggregate of 12,000 shares held by two trusts for the benefit of Ms. Henwood’s children.
(9)	Includes 4,000 shares of restricted common stock and 13,750 shares underlying options that are exercisable within 60 days of March 31, 2004.
(10)	Includes 5,920 shares of restricted common stock and 47,250 shares underlying options that are exercisable within 60 days of March 31, 2004.
(11)	Includes 11,520 shares of restricted common stock.
(12)	Includes 2,666 shares of restricted common stock and 48,300 shares underlying options that are exercisable within 60 days of March 31, 2004. Also includes an aggregate of 10,000 shares held by two trusts, of which Ms. Hollingworth’s children are the beneficiaries and her father is the trustee.
(13)	Includes 15,000 shares underlying options that are exercisable within 60 days of March 31, 2004.
(14)	Consists of securities beneficially owned by Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P. and DLJ Capital Corporation. See footnote 3. Dr. Chambon is a general partner of The Sprout Group and managing director of DLJ Capital Corporation, the managing general partner of Sprout Capital IX, L.P. Dr. Chambon disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.
(15)	Includes 26,000 shares underlying options that are exercisable within 60 days of March 31, 2004. Also includes securities beneficially owned by SCP Private Equity Partners II, L.P. and C.I.P. Capital, L.P. See footnote 2. Mr. Churchill is a managing director of SCP Private Equity Partners II, L.P. and C.I.P. Capital L.P. Mr. Churchill disclaims beneficial ownership of the securities held by SCP Private Equity Partners and C.I.P. Capital, L.P., except to the extent of his pecuniary interest therein.
(16)	Consists of 14,000 and 12,000 shares underlying options that are exercisable within 60 days of March 31, 2004 that are held by each of Mr. Purcell and Mr. Earl, respectively. See footnote 1. Mr. Purcell is a senior managing director of Perseus-Soros BioPharmaceutical Fund, L.P. Mr. Purcell disclaims beneficial ownership of these securities held by Mr. Earl, except to the extent of his pecuniary interest therein.
(17)	Consists of 22,000 shares underlying options that are exercisable within 60 days of March 31, 2004.
(18)	Includes 84,106 shares of restricted common stock, 935,087 shares underlying warrants that are currently exercisable and 374,535 shares underlying options, that are exercisable within 60 days of March 31, 2004. Includes 8,205,209 shares issuable upon the conversion of outstanding preferred stock, which conversion will become effective at the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the completion of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering. We are a Delaware corporation and, as such, are subject to the General Corporation Law of the state of Delaware.

Upon consummation of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will remain undesignated.

As of March 31, 2004, we had issued and outstanding 935,208 shares of common stock and 70,212,517 shares of preferred stock. As of March 31, 2004, there were 42 holders of record of our common stock and 26 holders of record of our preferred stock.

Immediately before the completion of this offering, a holder will exercise a warrant to purchase 80,000 shares of our series B preferred stock. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 14,058,482 shares of our common stock and 93,437 shares of restricted common stock will be issued to employees. Effective at the completion of this offering, there will be issued and outstanding 21,087,127 shares of common stock and no shares of preferred stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

Upon the completion of this offering, the following warrants will be outstanding:

•	a warrant that expires in June 2008 to purchase 5,817 shares of our common stock at an exercise price of $7.50 per share. The holders of these warrants have registration rights with respect to the shares of our common stock that are issuable upon the conversion of the warrants. These registration rights are outlined in this prospectus under the heading “Registration Rights.”

•	warrants that expire in October 2010 to purchase, in the aggregate, 1,726,859 shares of our common stock at an exercise price of $5.625 per share. Prior to the completion of this offering, these warrants were exercisable for our series D preferred stock. The holders may elect a cashless exercise of these warrants through a net exercise provision in the warrant. The holders of these warrants have registration rights with respect to the shares of our common stock that are issuable upon the conversion of the warrants. These registration rights are outlined in this prospectus under the heading “Registration Rights.”

Registration Rights

Upon completion of this offering, the holders of an aggregate of 14,058,482 shares of our common stock and warrants to purchase 1,732,676 shares of our common stock that will be outstanding after this offering are entitled to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. Subject to limitations specified in this agreement, these registration rights include the following:

•	an unlimited number of piggyback registration rights that require us to register sales of a holder’s shares when we undertake a public offering, other than our initial public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

•	two demand registration rights that holders may exercise no sooner than six months after our initial public offering, if a defined percentage of the holders request registration of shares with an aggregate offering price of at least $5.0 million which require us to register sales of a holder’s shares, subject to the discretion of our board of directors to delay the registration in specified circumstances; and

•	an unlimited number of rights (but only one per 12-month period) to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of more than $1.0 million of common stock following the time we first qualify for the use of this form of registration with the SEC.

If these registration rights are exercised, we will bear all registration expenses other than underwriting discounts and commissions.

Anti-Takeover Effects of Delaware Law, our Certificate of Incorporation and our By-laws

We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of our company.

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

The authorization in our certificate of incorporation of undesignated preferred stock makes it possible for our board of directors, without obtaining further stockholder approval, to issue preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to take control of us.

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc.

Nasdaq National Market

We intend to apply for the quotation of our common stock on the Nasdaq National Market under the symbol “AUXL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have 21,087,127 outstanding shares of common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock (assuming the conversion of all outstanding warrants to purchase shares of series B preferred stock into the 80,000 shares of series B preferred stock issuable upon such conversion) into an aggregate of 14,058,482 shares of common stock and the issuance of 93,437 shares of restricted common stock to employees.

Of our shares outstanding after this offering, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock to be outstanding after this offering are restricted securities under Rule 144. All of these restricted securities will be subject to the 180-day lock-up period described below. Immediately after the 180-day period, 8,769,943 shares will be freely tradeable under Rule 144(k) and 6,187,610 shares will be eligible for resale under Rule 144, subject to volume limitations.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month, period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 209,937 shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Subject to the lock-up agreements described below, 8,769,943 shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to the manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

Under Rule 701 of the Securities Act, our employees, consultants or advisors who are not our affiliates and who purchase shares from us in connection with a written compensatory benefit plan will be eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144. Those who are our affiliates may sell their Rule 701 shares under Rule 144 after 90 days following effectiveness of the registration statement of which this prospectus is a part without complying with the holding period requirement of Rule 144. As of March 31, 2004, the aggregate number of shares eligible for resale under Rule 701 is 64,737.

Lock-up Agreements

The holders of substantially all of our currently outstanding stock have agreed that, subject to the exceptions described in “Underwriting” included elsewhere in this prospectus, they will not, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Registration Rights

Upon the completion of this offering, the holders of 14,058,482 shares of our common stock and warrants to purchase 1,732,676 shares of our common stock that will be outstanding after this offering will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock—Registration Rights” included elsewhere in this prospectus.

Stock Options

As of March 31, 2004, we had outstanding options to purchase 1,239,658 shares of common stock. We are also issuing options in connection with this offering. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable under our 2004 plan.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Piper Jaffray & Co. and Thomas Weisel Partners LLC have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $                     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to additional 900,000 shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to the conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 7% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Discounts and Commissions
	Discounts and Commissions per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,740,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale at the initial public offering price up to shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third-parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

A prospectus in electronic format is being made available on a website maintained by the lead underwriter, Deutsche Bank Securities Inc., of this offering. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

Prior to this offering there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Pillsbury Winthrop LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.auxilium.com as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

When the reverse stock split referred to in Note 17 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report:

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 17, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Auxilium Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

April 20, 2004 except

as to Note 17 which is as of                      , 2004

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,		March 31, 2004
	2002	2003
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,221,196	$28,445,632	$25,907,087
Restricted cash	—	9,500,000	—
Accounts receivable, trade	—	1,774,500	2,577,141
Accounts receivable, other	—	—	5,300,000
Inventories	1,278,679	5,376,982	5,390,481
Prepaid expenses and other current assets	532,487	1,965,376	2,117,535

Total current assets	14,032,362	47,062,490	41,292,244

Property and equipment, net	1,827,803	2,016,171	2,020,121

Other assets	773,200	680,294	630,898

Total assets	$16,633,365	$49,758,955	$43,943,263

Liabilities and Stockholders’ Deficit

Current liabilities:
Notes payable, current portion	$—	$9,874,998	$5,722,631
Accounts payable	1,751,177	1,925,316	1,846,553
Accrued expenses	2,623,626	5,613,058	5,911,988
Deferred revenue, current portion	—	4,285,685	3,267,351

Total current liabilities	4,374,803	21,699,057	16,748,523

Notes payable, long-term portion	—	576,769	485,806

Deferred revenue, long-term portion	—	—	5,600,000

Commitments and contingencies (Note 8)

Redeemable convertible preferred stock, $0.01 par value per share; authorized 78,926,856 shares; issued and outstanding 41,460,152, 70,212,517 and 70,212,517 shares at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively (liquidation value of $96,559,660 at December 31, 2003 and March 31, 2004 (unaudited))	57,839,270	93,286,931	93,456,209

Stockholders’ deficit:
Common stock, $0.01 par value per share; authorized 18,400,000 shares; issued and outstanding 497,925, 935,071 and 935,208 shares at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	4,979	9,351	9,352
Additional paid-in capital	—	5,120,315	4,984,204
Accumulated deficit	(45,382,226)	(70,738,925)	(77,148,900)
Deferred compensation	(73,125)	(56,877)	(52,815)
Notes receivable from stockholders	(101,312)	(106,935)	(108,341)
Accumulated other comprehensive loss	(29,024)	(30,731)	(30,775)

Total stockholders’ deficit	(45,580,708)	(65,803,802)	(72,347,275)

Total liabilities and stockholders’ deficit	$16,633,365	$49,758,955	$43,943,263

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Net revenues	$—	$—	$8,822,007	$154,525	$5,633,918

Operating expenses:
Cost of goods sold	—	121,702	3,761,594	168,429	1,789,263
Research and development	16,293,899	14,130,374	7,175,009	1,527,052	2,369,499
Selling, general and administrative	2,346,501	5,625,459	27,475,606	4,503,640	7,422,243

	18,640,400	19,877,535	38,412,209	6,199,121	11,581,005

Loss from operations	(18,640,400)	(19,877,535)	(29,590,202)	(6,044,596)	(5,947,087)

Interest income (expense), net	188,231	333,698	(1,006,535)	16,374	(462,888)
Other income	—	—	1,721,710	—	—

Net loss	(18,452,169)	(19,543,837)	(28,875,027)	(6,028,222)	(6,409,975)
Accretion of redeemable convertible preferred stock	(154,241)	(384,470)	(489,942)	(113,029)	(169,278)
Dividends accrued on redeemable convertible preferred stock	(1,229,658)	(4,553,659)	(3,908,627)	(1,177,695)	—

Net loss applicable to common stockholders	$(19,836,068)	$(24,481,966)	$(33,273,596)	$(7,318,946)	$(6,579,253)

Basic and diluted net loss per common share	$(42.78)	$(51.49)	$(59.08)	$(15.07)	$(7.08)

Weighted average basic and diluted common shares outstanding	463,626	475,458	563,194	485,519	929,906

Unaudited pro forma basic and diluted net loss per common share			$(2.94)		$(0.43)

Shares used in computing unaudited pro forma basic and diluted net loss per common share			9,832,248		14,988,388

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss

Year Ended December 31, 2001

			Stockholders’ deficit
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Notes receivable from stockholders	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2001	4,385,964	$4,706,129	516,675	$5,167	$985,282	$(3,867,892)	$(122,045)	$—	$(2,999,488)
Comprehensive loss:
Net loss	—	—	—	—	—	(18,452,169)	—	—	(18,452,169)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(24,664)	(24,664)

Total comprehensive loss						(18,452,169)		(24,664)	(18,476,833)
Repurchase of common stock	—	—	(18,750)	(188)	(32,625)	—	32,813	—	—
Issuance of Series A redeemable convertible preferred stock, net of expenses	4,385,964	5,000,000	—	—	(6,268)	—	—	—	(6,268)
Issuance of warrants for bridge note	—	—	—	—	55,000	—	—	—	55,000
Issuance of Series B redeemable convertible preferred stock and warrants, net of expenses	22,404,888	26,992,110	—	—	899,593	—	—	—	899,593
Accretion of preferred stock	—	154,241	—	—	(154,241)	—	—	—	(154,241)
Accrual of preferred dividends	—	1,229,658	—	—	(1,229,658)	—	—	—	(1,229,658)
Compensation on stock option grants to nonemployees for services provided	—	—	—	—	17,400	—	—	—	17,400
Interest income accrued on notes receivable	—	—	—	—	—	—	(6,457)	—	(6,457)

Balance, December 31, 2001	31,176,816	$38,082,138	497,925	$4,979	$534,483	$(22,320,061)	$(95,689)	$(24,664)	$(21,900,952)

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss

Year Ended December 31, 2002

			Stockholders’ deficit
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Deferred compensation	Notes receivable from stockholders	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2002	31,176,816	$38,082,138	497,925	$4,979	$534,483	$(22,320,061)	$—	$(95,689)	$(24,664)	$(21,900,952)
Comprehensive loss:
Net loss	—	—	—	—	—	(19,543,837)	—	—	—	(19,543,837)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(4,360)	(4,360)

Total comprehensive loss						(19,543,837)			(4,360)	(19,548,197)
Issuance of Series C redeemable convertible preferred stock and warrants, net of expenses	10,283,336	14,819,003	—	—	601,931	—	—	—	—	601,931
Accretion of preferred stock	—	384,470	—	—	(126,690)	(257,780)	—	—	—	(384,470)
Accrual of preferred dividends	—	4,553,659	—	—	(1,293,111)	(3,260,548)	—	—	—	(4,553,659)
Compensation on stock option grants to nonemployees for services provided	—	—	—	—	26,700	—	—	—	—	26,700
Compensation on stock option vesting acceleration to directors	—	—	—	—	12,937	—	—	—	—	12,937
Deferred compensation on employee stock option grants	—	—	—	—	243,750	—	(243,750)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	170,625	—	—	170,625
Interest income accrued on notes receivable	—	—	—	—	—	—	—	(5,623)	—	(5,623)

Balance, December 31, 2002	41,460,152	$57,839,270	497,925	$4,979	$—	$(45,382,226)	$(73,125)	$(101,312)	$(29,024)	$(45,580,708)

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss

Year Ended December 31, 2003

			Stockholders’ deficit
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Deferred compensation	Notes receivable from stockholders	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2003	41,460,152	$57,839,270	497,925	$4,979	$—	$(45,382,226)	$(73,125)	$(101,312)	$(29,024)	$(45,580,708)
Comprehensive loss:
Net loss	—	—	—	—	—	(28,875,027)	—	—	—	(28,875,027)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,707)	(1,707)

Total comprehensive loss						(28,875,027)			(1,707)	(28,876,734)
Issuance of Series D redeemable convertible preferred stock and warrants, net of expenses	28,752,365	40,968,548	—	—	2,032,181	—	—	—	—	2,032,181
Accretion of preferred stock	—	489,942	—	—	(489,942)	—	—	—	—	(489,942)
Accrual of preferred dividends	—	3,908,627	—	—	(3,908,627)	—	—	—	—	(3,908,627)
Recapitalization in connection with Series D transaction	—	(9,919,456)	423,796	4,238	6,396,890	3,518,328	—	—	—	9,919,456
Issuance of warrants for debt guarantee	—	—	—	—	1,007,600	—	—	—	—	1,007,600
Exercise of common stock options	—	—	12,175	122	53,104	—	—	—	—	53,226
Compensation on stock and stock option grants to nonemployees for services provided	—	—	1,175	12	11,234	—	—	—	—	11,246
Compensation on stock option vesting acceleration to directors	—	—	—	—	17,875	—	—	—	—	17,875
Amortization of deferred compensation	—	—	—	—	—	—	16,248	—	—	16,248
Interest income accrued on notes receivable	—	—	—	—	—	—	—	(5,623)	—	(5,623)

Balance, December 31, 2003	70,212,517	$93,286,931	935,071	$9,351	$5,120,315	$(70,738,925)	$(56,877)	$(106,935)	$(30,731)	$(65,803,802)

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss

Three Months Ended March 31, 2004

(Unaudited)

			Stockholders’ deficit
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Deferred compensation	Notes receivable from stockholders	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2004	70,212,517	$93,286,931	935,071	$9,351	$5,120,315	$(70,738,925)	$(56,877)	$(106,935)	$(30,731)	$(65,803,802)
Comprehensive loss:
Net loss	—	—	—	—	—	(6,409,975)	—	—	—	(6,409,975)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(44)	(44)

Total comprehensive loss						(6,409,975)			(44)	(6,410,019)
Accretion of preferred stock	—	169,278	—	—	(169,278)	—	—	—	—	(169,278)
Exercise of common stock options	—	—	137	1	482	—	—	—	—	483
Compensation on stock option grants to nonemployees for services provided	—	—	—	—	32,685	—	—	—	—	32,685
Amortization of deferred compensation	—	—	—	—	—	—	4,062	—	—	4,062
Interest income accrued on notes receivable	—	—	—	—	—	—	—	(1,406)	—	(1,406)

Balance, March 31, 2004	70,212,517	$93,456,209	935,208	$9,352	$4,984,204	$(77,148,900)	$(52,815)	$(108,341)	$(30,775)	$(72,347,275)

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net loss	$(18,452,169)	$(19,543,837)	$(28,875,027)	$(6,028,222)	$(6,409,975)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	57,664	151,694	1,274,612	90,603	597,898
Compensation related to stock and options granted	17,400	210,262	45,369	4,062	36,747
Interest expense on bridge note converted to Series B preferred stock	6,110	—	—	—	—
Warrants issued in consideration for bridge notes	55,000	—	—	—	—
Interest income accrued on notes receivable from stockholders	(6,457)	(5,623)	(5,623)	(1,406)	(1,406)
Changes in operating assets and liabilities:
Accounts receivable	—	—	(1,774,500)	(4,521,101)	(6,102,641)
Inventories	—	(1,278,679)	(4,098,303)	(3,162,974)	(13,499)
Prepaid expenses and other current assets	(143,995)	(363,361)	(1,014,776)	(1,335,732)	(126,118)
Accounts payable and accrued expenses	2,342,921	(500,149)	3,645,032	2,055,252	214,929
Deferred revenue	—	—	4,285,685	5,117,298	4,581,666

Net cash used in operating activities	(16,123,526)	(21,329,693)	(26,517,531)	(7,782,220)	(7,222,399)

Cash flows from investing activities:
Purchases of property and equipment	(369,448)	(1,566,209)	(582,090)	(253,151)	(149,803)
Purchases of other assets	(40,081)	(215,990)	(508,221)	(499,706)	(265)

Net cash used in investing activities	(409,529)	(1,782,199)	(1,090,311)	(752,857)	(150,068)

Cash flows from financing activities:
Proceeds from issuance of Series D preferred stock and warrants, net of expenses	—	—	43,000,729	—	—
Proceeds from issuance of Series C preferred stock and warrants, net of expenses	—	15,420,934	—	—	—
Proceeds from issuance of Series B preferred stock and warrants, net of expenses	26,885,593	—	—	—	—
Proceeds from issuance of Series A preferred stock and warrants, net of expenses	4,993,732	—	—	—	—
Proceeds from bridge note financing	1,000,000	—	—	—	—
Net borrowings (repayments) under lines of credit, net of transaction costs	—	—	9,342,486	(10,000)	(4,534,160)
Movement in restricted cash to secure borrowings	—	—	(9,500,000)	—	9,500,000
Proceeds from debt financings, net of transaction costs	—	—	1,090,757	—	—
Proceeds from issuance of common stock	—	—	53,226	17,670	483
Payments on debt financings	—	—	(166,082)	—	(136,083)
Other	—	(10,000)	—	—	—

Net cash provided by financing activities	32,879,325	15,410,934	43,821,116	7,670	4,830,240

Effect of exchange rate changes on cash	(11,101)	24,028	11,162	(6,000)	3,682

Increase (decrease) in cash and cash equivalents	16,335,169	(7,676,930)	16,224,436	(8,533,407)	(2,538,545)

Cash and cash equivalents, beginning of period	3,562,957	19,898,126	12,221,196	12,221,196	28,445,632

Cash and cash equivalents, end of period	$19,898,126	$12,221,196	$28,445,632	$3,687,789	$25,907,087

Supplemental cash flow information:
Cash paid for interest	$—	$—	$258,904	$—	$137,639

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2003 and 2004 and the three-month periods then ended is unaudited)

(1) Organization and Description of Business

(a) The Company

Auxilium Pharmaceuticals, Inc. and subsidiaries (the Company) is a specialty pharmaceutical company dedicated to developing and commercializing pharmaceutical products that target urologic and sexual health disorders. The Company was incorporated in Delaware as Auxilium A2, Inc. and changed its name to Auxilium Pharmaceuticals, Inc. on February 13, 2002.

In the fourth quarter of 2002, the Company received approval from the U.S. Food and Drug Administration to market Testim. Testim is a proprietary, topical 1% testosterone gel indicated for the treatment of hypogonadism. The Company first shipped Testim to wholesalers in the first quarter of 2003. The Company markets Testim in the United States through its own sales force.

In the second quarter of 2003, the Company received regulatory approval to market Testim in the United Kingdom. In the first quarter of 2004, the Company filed for regulatory approval to market Testim in 16 European Union countries and in Canada. Outside of the United States, upon receipt of regulatory approvals, the Company will rely on third-parties to market, sell and distribute Testim (see Note 12).

(b) Liquidity

The Company commenced operations in the fourth quarter of 1999. Since inception, it has incurred losses and negative cash flows from operations. The Company has been dependent upon external financing, including private sales of securities and borrowings under debt facilities, to fund operations. As of December 31, 2003, the Company had an accumulated deficit of $70,738,925, and expects to incur additional operating losses. Management believes its cash and cash equivalents as of December 31, 2003, together with cash generated from operations, will be sufficient to fund operations into 2005.

The Company may require additional financing in the future to execute its intended business strategy. There can be no assurances that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, when and if needed. Failure to raise needed funds on satisfactory terms could have a material adverse impact on the Company’s business, operating results or financial condition.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Auxilium Pharmaceuticals, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and March 31, 2004 and the consolidated statements of redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss for the three months ended March 31, 2004 are unaudited. The unaudited interim

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the periods presented. The financial data and other information disclosed in these notes to consolidated financial statements related to the three month and subsequent periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d) Translation of Foreign Financial Statements

The Company established a foreign subsidiary in the United Kingdom in 2000, which uses the pound sterling as its functional currency. Assets and liabilities of the Company’s foreign subsidiary are translated at the year-end rate of exchange. The statements of operations for this subsidiary are translated at the average rate of exchange for the year. Gains or losses from translating foreign currency financial statements are accumulated in other comprehensive loss in stockholders’ deficit.

(e) Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and notes payable approximate fair value due to the short-term nature of those instruments.

(f) Revenue Recognition

The Company sells Testim to wholesalers and chain drug stores, who have the right to return purchased product. In accordance with Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, the Company defers recognition of revenue on product shipments of Testim to its customers until Testim units are dispensed through patient prescriptions. Under SFAS No. 48, the Company cannot recognize revenue on product shipments until it can reasonably estimate returns relating to these shipments. The Company estimates prescription units dispensed based on distribution channel data provided by external, independent sources. Testim dispensed to patients through prescription is not subject to return. Product shipments were $14,120,646, $5,622,913 and $5,078,203 for the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004, respectively. Gross revenue for prescription units dispensed was $9,740,065, $166,260 and $6,145,872 for the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004, respectively, while product revenue net of cash discounts, rebates, patient coupons and actual returns was $8,822,007, $154,525 and $5,633,918 for the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004, respectively. Product shipments not recognized as revenue, net of anticipated cash discounts, were $4,285,685 at

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

December 31, 2003 and $3,267,351 at March 31, 2004 and are reflected as deferred revenue. The cost of Testim units shipped to customers that has not been recognized as revenue in accordance with the Company’s policy is reflected as inventory subject to return (see Note 3). The Company will continue to recognize revenue upon prescription units dispensed until it can reasonably estimate product returns based on its product returns experience. At this time, the Company will record a one-time increase in net revenue related to the recognition of revenue previously deferred.

For the year ended December 31, 2003, three individual customers each accounted for 32.8%, 25.1% and 17.1% of product shipments.

For revenues associated with licensing agreements, the Company uses revenue recognition criteria outlined in Staff Accounting Bulletin (SAB) No. 104 and Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Accordingly, revenues from licensing agreements are recognized based on the performance requirements of the agreement. The Company entered into two license and distribution agreements to market and distribute Testim worldwide, excluding the U.S., Mexico and Japan (see Note 12). Under these agreements, the distributor and the sublicensee are each required to purchase Testim from the Company and make up-front, milestone and royalty payments. Under these agreements, the distributor and the sublicensee may each cancel the agreements if there is a breach of contract or if any party files for bankruptcy. No up-front or milestone payments are refundable in any instance. Product shipments are subject to return and refund only if they do not comply with technical specifications or if any of the agreements are terminated due to the Company’s nonperformance. The Company is obligated under the agreements to provide multiple deliverables; the license/product distribution rights, regulatory filing services and commercial product supply. Under EITF No. 00-21 the deliverables under each of these agreements are treated as single units of accounting as the Company does not have evidence to support that the consideration for the undelivered item, Testim units to be shipped, is at fair value. Revenue for Testim units shipped will be recognized upon product shipment, subject to the Company’s ability to reasonably estimate product returns. The Company will defer revenue recognition for up-front and milestone payments until the first product shipment under each agreement. Up-front and milestone revenue will be recognized as revenue as a percentage of Testim units shipped in the period over total Testim units expected to be shipped over the distribution term. No revenue for the up-front and milestone consideration will be recognized if a reasonable estimate of total future Testim unit shipments cannot be made. The first license payment under these agreements was received in the first quarter of 2004. As of March 31, 2004, deferred revenue from licensing agreements was $5,600,000 of which $5,300,000 is included in accounts receivable, other on the accompanying consolidated balance sheet.

(g) Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are stated at cost, which approximates market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. At December 31, 2002 and 2003 and March 31, 2004, bank money market and demand accounts and certificates of deposit comprised all of the Company’s cash and cash equivalents. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with banks it believes are highly creditworthy and with highly rated money market funds, U.S. government securities, or short-term commercial paper. At December 31, 2003, a $9,500,000 certificate of deposit was restricted to secure borrowings under a bank line of credit (see Note 7). This certificate of deposit was used to repay the bank line of credit in March 2004.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

(h) Supplemental Non-cash Disclosure

The following table represents the non-cash financing activity for the periods presented:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Accretion of preferred stock redemption value	$154,241	$384,470	$489,942	$113,029	$169,278
Accrual of preferred stock dividends	1,229,658	4,553,659	3,908,627	1,177,695	—
Removal of preferred stock dividend feature	—	—	9,919,456	—	—
Conversion of bridge notes into preferred stock	1,000,000	—	—	—	—
Issuance of warrants in connection with debt	—	—	1,007,600	—	—
Issuance of note payable for payment of insurance premiums	—	—	—	—	421,205

See Notes 7 and 10b for non-cash financing activity.

(i) Accounts Receivable

Accounts receivable, trade consist of amounts due from wholesalers and chain drug stores for the purchase of Testim. Ongoing credit evaluations of customers are performed and collateral is generally not required.

Accounts receivable, trade are net of allowances for cash discounts of $36,267 at December 31, 2003 and $52,940 at March 31, 2004. The Company has not experienced any material credit losses and therefore no allowance for doubtful accounts is required at December 31, 2003 or March 31, 2004.

Three individual customers each accounted for 47.8%, 21.8% and 21.6% of accounts receivable, trade at December 31, 2003.

See Note 1f regarding accounts receivable, other.

(j) Inventories

Inventories are stated at the lower of cost or market, as determined using the first-in, first-out method.

(k) Concentration of Supply

The Company has a single source of supply for pentadecalactone and only two sources of supply for testosterone. In addition, a single source contract manufacturer produces Testim. The Company attempts to mitigate the risk of supply interruption by maintaining adequate safety stock of raw materials and by scheduling production runs to create safety stock of finished goods. In January 2004, the Company purchased an additional $540,985 of pentadecalactone. In addition, the Company evaluates secondary sources of supply for all its raw materials and finished goods. The Company does not have any long-term minimum commitments for finished goods production or raw materials (see Note 5).

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

(l) Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and costs of improvements are capitalized. Depreciation is recognized using the straight-line method based on the estimated useful life of the related assets. Amortization of leasehold improvements is recognized using the straight-line method based on the shorter of the estimated useful life of the related assets or the lease term.

(m) Long-Lived Assets

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2003 and March 31, 2004, management believes that no revision to the remaining useful lives or write-down of long-lived assets is required.

Included in other assets is the unamortized balance of a license agreement milestone payment. This payment is being amortized over the 67-month estimated useful life of the related product which is consistent with the remaining lives of the underlying patents.

(n) Research and Development Costs

Research and development costs include salaries and related expenses for development personnel as well as fees and costs paid to external service providers. Costs of external service providers include both clinical trial costs and the costs associated with non-clinical support activities such as toxicology testing, manufacturing process development and regulatory affairs. External service providers include contract research organizations, contract manufacturers, toxicology laboratories, physician investigators and academic collaborators. Research and development costs, including the cost of product licenses prior to regulatory approval, are charged to expense as incurred.

(o) Advertising Costs

Advertising costs, included in selling, general and administrative expenses, are charged to expense as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 were zero, $72,301, $908,257, $91,668 and $261,431, respectively.

(p) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period such tax rate changes are enacted.

(q) Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This standard amends the transition and disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 148, the Company follows Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for equity-based awards issued to employees and directors for director services. Under APB Opinion No. 25, if the exercise price of the award equals or exceeds the fair value of the underlying stock on the measurement date, no compensation expense is recognized. The measurement date is the date on which the final number of shares and exercise price are known and is generally the grant date for awards to employees and directors. If the exercise price of the award is below the fair value of the underlying stock on the measurement date, then compensation cost is recorded, using the intrinsic-value method, and is recognized in the consolidated statements of operations over the vesting period of the award.

Had compensation cost for employee and director service option grants been recorded under the minimum-value method permitted by SFAS No. 148, net loss and net loss per common share would have increased to the pro forma amounts indicated below:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net loss applicable to common stockholders, as reported	$(19,836,068)	$(24,481,966)	$(33,273,596)	$(7,318,946)	$(6,579,253)
Add: total stock based employee compensation expense recognized under the intrinsic value based method	—	183,562	34,123	4,062	4,062
Deduct: total stock based employee compensation expense determined under fair value based method	(1,055)	(422,342)	(143,584)	(27,972)	(32,040)

Pro forma net loss applicable to common stockholders	$(19,837,123)	$(24,720,746)	$(33,383,057)	$(7,342,856)	$(6,607,231)

Net loss per common share:
Basic and diluted, as reported	$(42.78)	$(51.49)	$(59.08)	$(15.07)	$(7.08)

Basic and diluted, pro forma	$(42.79)	$(51.99)	$(59.27)	$(15.12)	$(7.11)

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

Information with respect to the fair value of option grants under the minimum-value method for the periods presented is summarized as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Weighted average grant date fair value:
Grants below fair value	$—	$1.45	$—	$—	$—
Grants at fair value	0.90	0.90	0.95	0.80	2.75
Grants above fair value	—	—	—	—	—

Weighted average minimum-value method assumptions:
Expected life of options (in years)	7.00	7.00	7.00	7.00	7.00
Risk-free interest rate	5.06%	4.39%	3.57%	3.43%	3.57%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

Because the determination of the fair value of all options granted after the Company becomes a publicly traded entity will include an expected volatility factor in addition to the factors described above and because additional option grants are expected in the future, the pro forma disclosures above are not representative of the pro forma effects of option grants on reported net operating results in future years.

The Company accounts for stock-based compensation to non-employees using the fair-value method in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. For the years ended December 31, 2001, 2002 and 2003, the Company granted a total of 15,700, 6,500 and 2,000 stock options, respectively, to consultants. In addition, in 2003 the Company issued a stock grant of 1,175 shares of common stock to a consultant. The options and stock granted generally vested immediately. For the years ended December 31, 2001, 2002, and 2003, the Company recorded stock-based compensation expense of $17,400, $26,700, and $11,246, respectively, related to stock and stock option grants to non-employees. The Company valued the stock option grants using the Black-Scholes option-pricing model utilizing the same assumptions under the minimum-value method above except that expected volatility for each grant was 60%.

(r) Comprehensive Income (Loss)

The Company follows SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components in financial statements. The Company’s comprehensive loss consists of net loss and foreign currency translation adjustments. The Company’s comprehensive loss is presented within the accompanying consolidated statements of stockholders’ deficit. For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company had foreign currency translation adjustments of $24,664, $4,360, $1,707, $4,340 and $44, respectively, relating to its subsidiary in the United Kingdom.

(s) Net Loss Per Common Share and Unaudited Pro Forma Net Loss Per Common Share

Net loss per common share is calculated in accordance with SFAS No. 128, Earnings Per Share and SAB No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per common

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

share is computed by dividing the net loss applicable to common stockholders for the period by the weighted average number of common shares outstanding during the period reduced, where applicable, for unvested outstanding shares.

The following table reconciles the denominator used in calculating net loss applicable to common stockholders:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Shares used in calculating net loss applicable to common stockholders:
Weighted average common shares outstanding	505,682	497,925	571,715	497,925	935,085
Weighted average unvested common shares subject to repurchase (see Note 11)	(42,056)	(22,467)	(8,521)	(12,406)	(5,179)

	463,626	475,458	563,194	485,519	929,906

Diluted net loss per common share is computed giving effect to all dilutive potential common stock, including options, warrants and redeemable convertible preferred stock. Diluted net loss per common share for all periods presented is the same as basic net loss per common share because the potential common stock is anti-dilutive. Anti-dilutive common shares not included in diluted net loss per common share are summarized as follows:

	December 31,			March 31, 2004
	2001	2002	2003
Common stock options	329,107	887,457	977,420	1,239,658
Warrants	2,259,410	2,876,407	1,748,676	1,748,676
Redeemable convertible preferred stock	6,235,359	8,292,018	14,042,482	14,042,482

	8,823,876	12,055,882	16,768,578	17,030,816

Unaudited pro forma basic net loss per common share is computed by adjusting the historical net loss per common share for the effect of the automatic conversion of redeemable convertible preferred stock at the time of the Company’s initial public offering (the IPO). Unaudited pro forma basic net loss per common share assumes the conversion, using the as-converted method, of all outstanding preferred stock, including 80,000 shares of Series B to be purchased pursuant to a warrant that will be exercised immediately prior to the IPO, into common stock at the date of its issuance. Accordingly, net loss applicable to common stockholders is adjusted to remove all preferred stock dividends and accretion and weighted average common shares outstanding is adjusted to reflect the converted preferred stock.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Numerator:
Net loss applicable to common stockholders	$(33,273,596)	$(6,579,253)

Effect of pro forma conversion of preferred stock:
Accretion of redeemable convertible preferred stock	489,942	169,278
Dividends on redeemable convertible preferred stock	3,908,627	—

Pro forma net loss applicable to common stockholders	(28,875,027)	(6,409,975)

Denominator:
Weighted average common shares outstanding	563,194	929,906

Effect of pro forma conversion of preferred stock:
Series A redeemable convertible preferred stock	1,754,384	1,754,384
Series B redeemable convertible preferred stock	4,496,975	4,496,975
Series C redeemable convertible preferred stock	2,056,659	2,056,659
Series D redeemable convertible preferred stock	961,036	5,750,464

Shares used in computing unaudited pro forma basic and diluted net loss per common share	9,832,248	14,988,388

Unaudited pro forma basic and diluted net loss per common share	$(2.94)	$(0.43)

(t) Segment information

The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

(u) New Accounting Pronouncements

In December 2003, the FASB revised FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies at the end of the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As the Company does not hold any interest in variable interest entities, the adoption of FIN 46 did not have an impact on the Company’s consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of this statement as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As the Company does not have instruments within the scope of SFAS No. 150, the adoption of this standard had no impact on the Company’s consolidated financial statements.

(3) Inventories

Inventories consist of the following:

	December 31,		March 31, 2004
	2002	2003
Raw materials	$404,861	$2,784,707	$3,268,141
Work-in-process	873,818	608,217	—
Finished goods	—	1,477,644	1,778,870
Inventory subject to return	—	506,414	343,470

	$1,278,679	$5,376,982	$5,390,481

Inventory subject to return represents the amount of Testim shipped to wholesalers and chain drug stores that had not been recognized as revenue (see Note 2f).

Prior to the FDA approval of Testim in the fourth quarter of 2002, the Company purchased approximately $900,000 of a key raw material for which it would have had no alternative future use if Testim were not approved. The Company charged these raw materials directly to research and development expenses in 2002.

(4) Property and Equipment

Property and equipment consists of the following:

	Estimated useful life or lease term	December 31,
		2002	2003
Office furniture and computer equipment	3 to 5 years	$984,703	$1,470,627
Manufacturing equipment	3 to 10 years	—	1,101,302
Leasehold improvements	lease term	46,295	46,295

		1,030,998	2,618,224
Less accumulated depreciation and amortization		(205,100)	(602,053)

		825,898	2,016,171
Construction-in-progress—manufacturing equipment		1,001,905	—

		$1,827,803	$2,016,171

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

Depreciation expense was $57,664, $135,028, $394,775, $65,604 and $146,144 for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

(5) Supply Agreement

During 2002, the Company entered into a supply agreement with a contract manufacturer for the production of Testim over the first three market years. In connection with the agreement, the Company agreed to make non-refundable payments totaling approximately $2.1 million in order to modify the manufacturer’s facility specifically for Testim manufacturing. Approximately $1.9 million of the modification was incurred prior to Testim FDA approval and was charged to research and development expense in 2002, as there was no alternative future use for the supply agreement prior to FDA approval. The remaining amount of approximately $220,000 was recorded as a supply agreement deferred cost (included in other assets) and is being amortized over the remaining life of the supply agreement. The Company purchased approximately $1.1 million of packaging equipment that is used by the contract manufacturer in Testim production. The Company owns the equipment. The construction-in-progress balance as of December 31, 2002 consists of this equipment. The packaging equipment was placed in service at the end of 2003 and is being amortized over the estimated life of the equipment (see Note 4). Although the Company is not required to purchase any minimum amount of Testim from its manufacturer, it is required to pay a minimum annual manufacturing fee of $190,000.

(6) Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31, 2004
	2002	2003
Payroll and related expenses	$394,080	$1,414,197	$1,720,496
Sales and marketing expenses	60,521	1,265,462	461,342
Research and development expenses	1,078,286	332,366	373,164
Milestone and royalty expenses	500,000	884,134	1,250,098
Other expenses	590,739	1,716,899	2,106,888

	$2,623,626	$5,613,058	$5,911,988

(7) Notes Payable

Notes payable consists of the following:

	December 31, 2003	March 31, 2004
Bank lines of credit	$9,529,160	$5,000,000
Equipment promissory note	929,675	846,245
Insurance premium note	—	368,554

	10,458,835	6,214,799
Less unamortized discount	(7,068)	(6,362)
Less current portion of notes payable	(9,874,998)	(5,722,631)

Notes payable, long-term portion	$576,769	$485,806

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

In May 2003, the Company entered into a line of credit with a commercial bank pursuant to which the Company had the ability to borrow up to $9,750,000 under a revolving promissory note maturing on May 1, 2004. This note bore interest at the greater of the bank’s prime rate or 4.25% and was due monthly, with principal due only at maturity. At December 31, 2003, principal outstanding under the line was $9,500,000 and the interest rate was 4.25%. Interest incurred under the line during 2003 was $223,568 and was $87,479 for the three months ended March 31, 2004. The line was secured by all the Company’s assets. In order to obtain the line, the Company issued warrants to purchase 399,994 shares of the Company’s common stock to certain of its preferred stockholders in consideration for their guarantee of the borrowings under the line. The Company estimated the fair value of the warrants based on the Black-Scholes option pricing model to be $1,000,000. The value of the warrants, plus transaction costs of $186,674, was capitalized as debt issuance costs and was amortized into interest expense over the life of the line on a straight-line basis. At December 31, 2003, accumulated amortization on these debt issuance costs was $790,490. At March 31, 2004, these debt issuance costs were fully amortized, see below. The debt issuance costs were included in other current assets on the accompanying consolidated balance sheet.

In connection with the Company’s Series D preferred stock transaction in October 2003 (see Note 10b), the guarantee of the bank line was terminated, the warrants issued for the guarantee were cancelled and the bank accepted a $9,500,000 certificate of deposit from the Company to secure the borrowings under the line of credit (see Note 2g) until new terms could be negotiated. In March 2004, the Company fully repaid the $9,500,000 existing bank line of credit by using the proceeds from the certificate of deposit. In the first quarter of 2004, the unamortized debt issuance costs of approximately $140,000 were charged to interest expense.

During 2002, the Company entered into an equipment debt agreement with a financing institution. In June 2003, the Company borrowed $1,090,757 under this facility to fund the acquisition of manufacturing equipment and other fixed assets. The borrowings are secured by the underlying financed assets. The facility bears interest at 9.5% and is repayable in 36 equal monthly payments. Interest incurred under the facility during 2003 was $53,890 and was $21,321 for the three months ended March 31, 2004. In addition, in connection with entering into the facility, the lender received a warrant to purchase 5,817 shares of the Company’s common stock at $7.50 per share exercisable for 5 years. The Company estimated the fair value of the warrants based on the Black-Scholes option pricing model to be $7,600. The Company recorded the fair value of these warrants as a debt discount in 2003 and is amortizing it as additional interest expense over the term of the agreement.

Maturities of notes payable at December 31, 2003 are as follows:

2004	$9,874,998
2005	379,992
2006	203,845

$10,458,835

In March 2004, the Company entered into a new agreement with a separate commercial bank. The new line of credit is for $5,000,000 and expires in March 2005. The line bears interest at the bank’s prime rate plus 0.5% and is secured by all the Company’s tangible assets. If the amount of the Company’s cash balance at the bank falls below $10.0 million and the Company has borrowings outstanding on the line, the bank will restrict cash on deposit based on a formula of accounts

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

receivable. The maximum restricted cash amount would be the full amount of the line. In addition, if the Company’s cash balance falls below $10.0 million, the Company will be subject to financial covenants. On March 31, 2004, the Company drew $5,000,000 under this line of credit.

In February 2004, the Company entered into a debt agreement with a financing institution. The Company entered into the agreement to finance $421,205 of product liability insurance premiums. The facility bears interest at 5.45% and is repayable in eight equal monthly installments of principal and interest.

(8) Commitments and Contingencies

(a) Leases

The Company leases its main office space under a noncancelable operating lease that expires in January 2006. The Company also leases satellite office space and office equipment. Rent expense was $207,200, $437,000, and $450,300 for the years ended December 31, 2001, 2002, and 2003, respectively.

Future minimum lease payments under noncancelable operating leases for office space and equipment as of December 31, 2003 are as follows:

2004	$382,200
2005	383,300
2006	35,000

Total minimum lease payments	$800,500

(b) Research and License Agreements

In 2000, the Company entered into a license agreement for the patented transdermal gel technology underlying Testim. The term of this agreement is determined on a country-by-country basis and extends until the later of patent right termination in a country or 10 years. The Company is obligated to pay royalty payments to the licensor based on net product sales which it includes in cost of goods sold. In addition, the Company has made certain milestone payments to the licensor under this arrangement.

In 2001, the Company entered into an additional license agreement for the patented transdermal gel technology to develop formulations of androgen therapy and pain management products. The term of this license is for the life of the patent. The Company is in the early early stage of development with these products. The Company is obligated to make milestone payments after marketing approval. After commercialization, the Company is obligated to make royalty payments based on net product sales.

In 2003, the Company entered into a research and development agreement and a license agreement with another company. Pursuant to the license agreement, the Company has the exclusive perpetual right to make and sell products that contain hormones or that are used to treat any type of urologic disorder incorporating the licensed transmucosal film technology. The Company is obligated to pay for development services on a month-to-month basis. After commercialization, the Company is obligated to pay royalties based on net product sales.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

Through December 31, 2003, the Company has made aggregate milestone payments under these agreements of $625,000. The Company could make an additional $1,025,000 of contingent milestone payments under these agreements if regulatory approval of the underlying products is obtained. As these products are in the early stages of development, the Company does not anticipate making these payments in the foreseeable future.

(c) Litigation

In March 2004, the Company received a judgment against it in a lawsuit tried in October 2003 relating to a breach-of-contract claim. At December 31, 2003, the Company accrued the $722,250 judgment and included it in selling, general and administrative expenses in the accompanying consolidated statement of operations. The amount accrued was paid in April 2004. If the Company recovers all or any portion of this judgment and related legal expenses from its insurance carrier, then the recovery would be recorded as other income in the period the recovery becomes assured.

(9) Income Taxes

At December 31, 2003, the Company had Federal net operating loss carryforwards of approximately $57.6 million, which will expire in 2019 through 2023, if not utilized. In addition, the Company had state net operating loss carryforwards of approximately $39.8 million, of which $33.3 million relate to Pennsylvania. The Pennsylvania state net operating losses are subject to a $2.0 million annual limitation and expire in 2009 through 2023. At December 31, 2003, the Company had Federal research and development credits of approximately $970,000 that will expire in 2020 through 2023, if not utilized.

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined by the Act) that could limit the Company’s ability to utilize these carryforwards. The Company may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, the Company’s ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes; therefore the Company may not be able to take full advantage of these carryforwards for Federal income tax purposes.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

The components of the net deferred tax assets as of:

	December 31,
	2002	2003
Net operating losses	$12,811,600	$22,150,400
Research and development credit	906,400	970,300
Deferred start-up costs	2,758,200	1,967,700
Accounts receivable	—	1,579,500
Inventories	376,000	159,500
Supply agreement deferred costs	779,500	505,800
Other temporary differences	218,300	286,700

Gross deferred tax assets	17,850,000	27,619,900
Deferred tax assets valuation allowance	(17,850,000)	(27,619,900)

	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. Due to the Company’s history of losses, the deferred tax assets are fully offset by a valuation allowance at December 31, 2002 and 2003. The valuation allowance in 2003 increased by $9,769,900 over 2002 related primarily to additional net operating losses incurred by the Company.

(10) Common Stock and Redeemable Convertible Preferred Stock

(a) Common Stock

The Company is authorized to issue 18,400,000 shares of common stock, with a par value of $0.01 per share.

To date, the Company has funded its operations entirely through equity and bank financings. The fundings include $234,800 raised through December 31, 1999 and an additional $221,825 raised in early 2000 through sales of common stock and stock option exercises of officers and non-employee directors.

On March 2, 2000, the Company borrowed $90,000 in the form of a convertible loan from an individual investor. In accordance with its terms, upon completion of the Series A preferred stock financing described below, the loan principal along with accrued interest of $2,953 was converted into 16,255 shares of common stock of the Company.

In 2003, 423,796 shares of common stock were issued in conjunction with the Series D preferred stock transaction (see Note 10b). Also, 12,175 shares of common stock were issued upon the exercise of common stock options and an additional 1,175 shares were granted to a consultant (see Note 2q).

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

(b) Redeemable Convertible Preferred Stock

As of December 31, 2003, the authorized and outstanding redeemable convertible preferred stock and their principal terms are as follows:

Series	Shares authorized	Shares outstanding	Carrying amount	Liquidation value
A	8,771,928	8,771,928	$9,762,714	$9,999,998
B	22,484,888	22,404,888	27,447,213	28,006,110
C	10,283,336	10,283,336	15,036,456	15,425,004
D	37,386,704	28,752,365	41,040,548	43,128,548

	78,926,856	70,212,517	$93,286,931	$96,559,660

The following table summarizes the activity in the carrying amount of redeemable convertible preferred stock since January 1, 2001:

	Series A	Series B	Series C	Series D	Total
Balance, January 1, 2001	$4,706,129	$—	$—	$—	$4,706,129
Issuance of preferred stock	5,000,000	26,992,110	—	—	31,992,110
Accretion of preferred stock	109,768	44,473	—	—	154,241
Accrual of preferred dividends	768,699	460,959	—	—	1,229,658

Balance, December 31, 2001	10,584,596	27,497,542	—	—	38,082,138
Issuance of preferred stock	—	—	14,819,003	—	14,819,003
Accretion of preferred stock	90,616	213,468	80,386	—	384,470
Accrual of preferred dividends	1,273,321	2,651,956	628,382	—	4,553,659

Balance, December 31, 2002	11,948,533	30,362,966	15,527,771	—	57,839,270
Issuance of preferred stock	—	—	—	40,968,548	40,968,548
Accretion of preferred stock	83,713	197,162	137,067	72,000	489,942
Accrual of preferred dividends	820,038	2,113,145	975,444	—	3,908,627
Recapitalization	(3,089,570)	(5,226,060)	(1,603,826)	—	(9,919,456)

Balance, December 31, 2003	9,762,714	27,447,213	15,036,456	41,040,548	93,286,931
Accretion of preferred stock	12,273	28,908	20,097	108,000	169,278

Balance, March 31, 2004	$9,774,987	$27,476,121	$15,056,553	$41,148,548	$93,456,209

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

The following table summarizes the issuances of redeemable convertible preferred stock and warrants through December 31, 2003:

Month	Series	Price	Shares issued	Warrants issued	Allocated Proceeds
					Preferred stock	Warrants	Total
July 2000	A	$1.14	4,385,964	877,192	$4,426,000	$574,000	$5,000,000
May 2001	A	1.14	4,385,964	—	5,000,000	—	5,000,000
Oct. 2001	B	1.25	22,404,888	1,344,288	26,992,110	1,014,000	28,006,110
June 2002	C	1.50	10,283,336	616,997	14,819,003	606,000	15,425,003
Oct. 2003	D	1.50	28,752,365	8,634,339	40,968,548	2,160,000	43,128,548

In each of the above transactions, the Company allocated the proceeds to the preferred stock and warrants based on the estimated relative fair values of each instrument. The Company used the Black-Scholes option pricing model to determine the fair value of the warrants issued in each of these transactions. Also, the warrants issued with the Series A, Series B and Series C transactions were each issued at or above the preferred stock issuance price and were all cancelled in conjunction with the Series D transaction. The Company evaluated the Series A, B, C and D preferred stock transactions together with the bridge financings discussed below and determined that none of these transactions had a beneficial conversion feature as identified in EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

The warrants issued in the Series D transaction are exercisable into shares of Series D preferred stock and are exercisable for seven years initially at $1.50 per share. Initially, the exercise price and the amount of warrants were subject to change based on the achievement of certain business milestones. Given the potential variation in the total amount of warrants and the exercise price, the Company assessed the probability of the variable factors existing at issuance in determining the inputs used in the Black-Scholes option pricing model to value the warrants. In April 2004, the warrants were amended to remove the variable features by fixing the warrant exercise price at $1.125 per share. The Company will record in the second quarter of 2004 a non-cash deemed dividend to the warrant holders utilizing the Black-Scholes option pricing model to estimate the fair value of the warrants. The amount of the deemed dividend will represent the increase in the fair value of the warrants attributable to the amendment to the warrant terms. The fair value estimates will include an assessment of the probability of the variable factors existing immediately before the amendment and will be based on the estimated IPO price (see Note 17). The deemed dividend of approximately $175,000 will increase the net loss applicable to common stockholders in the second quarter of 2004.

In connection with the Series A transaction, the Company issued as bridge financing $500,000 of two-year convertible promissory notes in June 2000, along with warrants to purchase 21,930 shares of common stock for $5.70 per share. The notes were converted into Series A preferred stock in July 2000. After allocating $15,500 of the bridge note proceeds to the warrants, based on the estimated relative fair values of the notes and the warrants using the Black-Scholes option pricing model, the debt was recorded at $484,500. The debt discount was amortized to interest expense over the period the notes were outstanding. These warrants were cancelled in conjunction with the Series D preferred stock transaction.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

In conjunction with the Series B transaction, the Company issued as bridge financing a $1,000,000 one-year convertible promissory note in September 2001, along with warrants to purchase 80,000 shares of Series B preferred stock for $1.25 per share. The note, along with $6,110 of accrued interest, was converted into Series B preferred stock. After allocating $55,000 of the bridge note proceeds to the warrants, based on the estimated relative fair values of the notes and the warrants using the Black-Scholes option pricing model, the debt was recorded at $945,000. The debt discount was amortized to interest over the period the notes were outstanding. These warrants are outstanding at December 31, 2003 and expire in 2008.

The Series A preferred stock was issued with a 10% cumulative dividend provision and was redeemable at the option of the holders on or after July 18, 2005. In conjunction with the Series B preferred stock transaction, the Series A preferred stockholders agreed, on a prospective basis, to reduce their cumulative dividend right to the 8% rate payable to the Series B preferred stockholders. The Series A preferred stockholders also agreed to delay their redemption right to be concurrent with the Series B redemption right on or after July 18, 2006. The Series C preferred stock was issued with a cumulative dividend at 8% and was redeemable at the option of the holder on or after July 18, 2006. In conjunction with the Series D preferred stock transaction, the Series A, Series B and Series C cumulative dividend rights and outstanding common stock warrants were cancelled and the redemption right was made concurrent with the Series D redemption right at the option of the holder on or after October 30, 2008. In addition, the Series A, Series B and Series C preferred stockholders received 423,796 shares of common stock and their guarantee of the Company’s bank line of credit (see Note 7) was terminated. These events were accounted for as a recapitalization equity transaction of the Company with no gain or loss recorded.

Prior to the Series D transaction, all preferred stock dividends were payable in the respective shares of preferred stock and were accrued each period with charges to additional paid-in capital, to the extent available, and otherwise to accumulated deficit. These accumulated dividends were reversed when forgone. Currently, all preferred stock are entitled to dividends only when and if declared by the Board of Directors. Additionally, all preferred stock are entitled to participating dividends if declared to common stockholders by the Board of Directors. In such a case, preferred stockholders will receive the same dividend per share as if their preferred stock were converted into common stock. Series D preferred stock is senior to all other series of preferred stock.

The Series A, Series B, Series C and Series D preferred stock is redeemable at $1.14, $1.25, $1.50 and $1.50 per share, respectively, plus any declared but unpaid dividends. Each of the Series A, Series B, Series C and Series D preferred stock carrying values are being accreted to the redemption amount on a straight-line basis, which is not materially different from the effective-interest method.

Each of the Series A, Series B, Series C and Series D preferred stock is currently convertible into the Company’s common stock on a five-to-one basis. The conversion rate is subject to adjustment for dilution. Automatic conversion may be triggered concurrent with a firm underwritten public offering. Each series of preferred stock will also automatically convert upon the vote of the holders of at least 66 2/3% of the then outstanding shares for Series B, Series C and Series D or the majority of the then outstanding shares of Series A.

In the event of any liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to receive preference to any distributions to holders of common stock at an amount

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

equal to the original purchase price per share of the applicable series of preferred stock plus any declared but unpaid dividends. Series D preferred stock is senior to all other preferred stock.

Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible. The Series A, Series B and Series D preferred stockholders each have the right to appoint one, one and two members, respectively, to the Company’s board of directors. All preferred stockholders as a class have the right to appoint three members of the Company’s board of directors. The common and preferred stockholders as a class have the right to appoint one member to the Company’s board of directors.

(11) Stock Options and Warrants

The Company’s 2000 Equity Compensation Plan (the 2000 Plan) was adopted by the Company’s board of directors authorizing the granting of incentive and nonqualified stock options and stock awards to employees, non-employee directors, and service providers who are expected to contribute to the Company’s future growth and success. In 2003, the 2000 Plan was amended to authorize a maximum of 1,445,450 shares of common stock as issuable under the 2000 Plan. The compensation committee of the board of directors administers the 2000 Plan. The committee determines who will receive stock options or awards. To date, the Company has granted only nonqualified stock options and two stock awards under the 2000 Plan. Generally, options granted vest over four years and have a term of ten years.

During 2000, the Company granted a stock award of 3,000 shares of common stock to a consultant for services provided. These shares were valued at $2,000. Also during 2000, the Company granted options to purchase 67,000 shares of Company common stock to certain directors and officers of the Company that vested in 30 days. Upon exercise, the shares acquired were restricted as to further disposition. The restrictions on the shares release evenly over a four-year period. The Company has the option to repurchase any restricted shares at the original exercise price if the stockholder ceases to provide services to the Company. All of these options were exercised. In order to purchase the restricted shares, the Company made full-recourse stockholder loans for the exercise price of $115,500. These loans are interest-bearing and have a term of five years. Upon the resignation of one of these individuals in 2001, the Company reacquired 18,750 shares of common stock in exchange for canceling $32,813 of the full-recourse loan.

Included in the stock option tables below, the Company granted 390,000 nonqualified stock options to three senior executives in 2002. These options vest in five years, but contain vesting acceleration provisions. These options immediately vest upon an initial public offering of the Company’s stock or upon a change of control. Also, these options contain performance-vesting criteria whereby one-third of the options will immediately vest upon attaining each of three individual milestones. These option grants were approved with an exercise price of $3.125 per share when the fair value of common stock was $3.75 per share. Accordingly, the $243,750 intrinsic value of these options was recorded as deferred compensation. During 2002, two of the three performance criteria were met resulting in a compensation charge of $162,500. The remaining one-third is being amortized over the five-year cliff-vesting period, but will vest immediately upon the completion of the IPO discussed in Note 17. If the IPO is completed, the remaining unamortized deferred compensation will be recorded as a charge to earnings in the period the IPO is completed.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

Information with respect to the nonqualified stock options granted under the 2000 Plan for the periods identified is summarized as follows:

	Year Ended December 31,			March 31,
	2001	2002	2003	2004
Options outstanding:
Outstanding at beginning of period	61,494	329,107	887,457	977,420
Granted	275,113	567,050	145,540	265,530
Exercised	—	—	(12,175)	(137)
Canceled	(7,500)	(8,700)	(43,402)	(3,155)

Outstanding at end of period	329,107	887,457	977,420	1,239,658

Exercisable at end of period	13,498	379,272	512,325	560,599

Weighted average exercise prices:
Outstanding at beginning of period	$5.32	$4.49	$3.74	$3.77
Granted	4.33	3.30	4.19	12.50
Exercised	—	—	4.37	3.52
Canceled	5.70	3.61	4.37	4.04

Outstanding at end of period	4.49	3.74	3.77	5.64

Exercisable at end of period	5.26	3.54	3.67	3.71

The following table summarizes information about options outstanding at December 31, 2003:

Range of exercise price per share	Shares	Weighted average exercise price per share	Weighted average remaining contractual life in years
Options outstanding:
$1.75	400	$1.75	6.1
$3.125 – $4.25	785,926	3.45	8.4
$4.50 – $5.70	191,094	5.05	8.3

	977,420	3.77	8.4

The following table summarizes information about options exercisable at December 31, 2003:

Range of exercise price per share	Shares	Weighted average exercise price per share
Options exercisable:
$1.75	400	$1.75
$3.125 – $4.25	444,169	3.40
$4.50 – $5.70	67,756	5.43

	512,325	3.67

As of December 31, 2003 and March 31, 2004, 403,430 and 141,055 options, respectively, were available for future grant under the 2000 Plan.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

In April 2004, the board of directors granted an additional 12,700 stock options at an exercise price of $12.50 per share under the 2000 Plan.

As of April 20, 2004, the Company had the following warrants outstanding:

Type	Reference	Expiration date	Number of warrants	Potential common stock	Exercise price
Series B preferred	Note 10b	Oct. 2008	80,000	16,000	$1.25
Common stock	Note 7	June 2008	5,817	5,817	7.50
Series D preferred	Note 10b	Oct. 2010	8,634,339	1,726,859	1.125

				1,748,676

In connection with the IPO (see Note 17), the 80,000 warrants to purchase Series B preferred stock will be exercised immediately prior to the IPO. In addition, in connection with the IPO the warrants to purchase Series D preferred stock will become warrants to purchase 1,726,859 shares of the Company’s common stock at $5.625 per share.

(12) Testim Marketing and Distribution Agreements

In December 2003, the Company entered into an exclusive marketing and distribution agreement with a multinational pharmaceutical company in Canada. The Company filed for regulatory approval of Testim in Canada in March 2004. Under the agreement, the distributor will purchase product and pay certain royalty and milestone payments. The milestones payments are due upon contract signing, filing for regulatory approval in Canada, the first sale of Testim in Canada and upon achieving specified sales levels. The term of the agreement is for the life of the patent covering Testim in Canada.

In March 2004, the Company signed a sublicense agreement with another multinational pharmaceutical company to use and sell Testim on a worldwide basis outside of the US, Canada, Mexico and Japan. Currently, Testim is approved for marketing in the United States and the United Kingdom. In March 2004, the Company filed for regulatory approval in 16 European Union countries. The sublicensee is responsible for obtaining regulatory approval in non-EU countries. In addition, the sublicensee is obligated to purchase product from the Company and to pay royalty and certain milestone payments. The milestone payments are due upon contract signing, regulatory approval, product launch in various countries and supply price reductions. The license is exclusive and royalty-bearing for the longer of ten years from market launch or the expiration of patent protection in any particular country.

Through March 31, 2004, the Company was due or collected $5,600,000 in up-front and milestone fees under these agreements. The Company could collect an additional $13,500,000 in milestone fees if all underlying events occur.

(13) Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan covering substantially all U.S. employees. The board of directors determines contributions made by the Company annually. The

Company made matching contributions of $22,600, $41,900, and $68,200 in 2001, 2002, and 2003, respectively.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

In 2001, the Company adopted a defined contribution plan covering substantially all U.K. employees. The Company made matching contributions of $22,600, $50,200, and $56,400 in 2001, 2002, and 2003, respectively.

(14) Other Related-Party Transactions

The Company uses Prosit, LLC (Prosit) for printing and copying services. The brother of the Company’s chief executive officer holds a majority ownership interest in Prosit. HH Capital Partners, an investment partnership controlled by members of senior management of the Company, held a majority interest in Prosit during 2001 and terminated its equity interest at the end of 2001. Prosit received payments from the Company for printing and reproduction services provided of $101,000, $129,000 and $846,000 in 2001, 2002 and 2003, respectively. The Company’s business relationship with Prosit is conducted on an arms-length basis.

In 2003, the Company issued 399,994 warrants to purchase the Company’s common stock to certain of its preferred stockholders in connection with the guarantee of borrowings under its bank line of credit. The guarantee and the warrants were cancelled in connection with the Series D preferred stock transaction (see Notes 7 and 10b).

Two siblings and a sister-in-law of the Company’s chief executive officer are employed by the Company and were paid in excess of $60,000 for such employment in 2003. Two of the individuals were paid in excess of $60,000 in 2002 and only one of them was paid in excess of $60,000 in 2001.

In 2003, the Company paid $103,000 to the husband of an officer of the Company for marketing consulting services.

(15) Other Income

In the first quarter of 2003, the Company received a payment in connection with the settlement of a lawsuit with a vendor. The settlement, net of expenses of $278,290, is reflected as other income in the accompanying consolidated statement of operations.

(16) Unaudited Quarterly Financial Information

	2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net revenues	$—	$—	$—	$—
Cost of goods sold	—	—	—	121,702
Research and development expenses	3,646,673	2,962,580	3,287,491	4,233,630
Selling, general and administrative expenses	1,118,729	1,431,420	1,255,306	1,820,004
Loss from operations	(4,765,402)	(4,394,000)	(4,542,797)	(6,175,336)
Net loss	(4,678,223)	(4,334,577)	(4,440,057)	(6,090,980)
Accretion of and dividends accrued on redeemable convertible preferred stock	(849,228)	(1,454,695)	(1,315,710)	(1,318,496)

Net loss applicable to common stockholders	(5,527,451)	(5,789,272)	(5,755,767)	(7,409,476)

Basic and diluted net loss per common share (1)	(11.77)	(12.14)	(12.07)	(15.49)

Weighted average basic and diluted common shares outstanding	469,458	476,925	476,925	478,409

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net revenues	$154,525	$1,467,205	$2,893,214	$4,307,063
Cost of goods sold	168,429	997,345	1,085,017	1,510,803
Research and development expenses	1,527,052	1,866,824	1,893,168	1,887,965
Selling, general and administrative expenses	4,503,640	6,893,307	7,087,676	8,990,983
Loss from operations	(6,044,596)	(8,290,271)	(7,172,647)	(8,082,688)
Net loss	(6,028,222)	(6,811,598)	(7,567,529)	(8,467,678)
Accretion of and dividends accrued on redeemable convertible preferred stock	(1,290,724)	(1,303,810)	(1,316,896)	(487,139)

Net loss applicable to common stockholders	(7,318,946)	(8,115,408)	(8,884,425)	(8,954,817)

Basic and diluted net loss per common share (1)	(15.07)	(16.44)	(17.99)	(11.52)

Weighted average basic and diluted common shares outstanding	485,519	493,775	493,836	777,200

(1)	The sum of the quarterly loss per share may differ from the full year amount due to changes in the number of shares outstanding during the year.

(17) Initial Public Offering

In April 2004, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission covering the proposed sale by the Company of its common stock to the public. The Board of Directors also adopted the 2004 Equity Compensation Plan and the 2004 Employee Stock Purchase Plan, subject to stockholder approval which is expected to be obtained prior to the consummation of the sale of common stock to the public. The 2004 Employee Stock Purchase Plan will permit employees to purchase shares of the Company’s common stock through payroll deductions. Initially there will be a maximum of 200,000 shares issuable under the 2004 Employee Stock Purchase Plan.

On June 9, 2004, the Board of Directors authorized a one-for-five reverse stock split. This reverse stock split is subject to shareholder approval. All references in the consolidated financial statements to common shares, common stock options, common share prices and per common share amounts have been adjusted retroactively for all periods presented to reflect this stock split. The Company’s actual preferred shares, preferred shares prices and per preferred share amounts have not been adjusted for this stock split. However, as a result of the stock split, conversion ratios of all preferred stock have been adjusted retroactively from one-to-one to five-to-one.

(18) Subsequent Events (unaudited)

In June 2004, the Company entered into a development and license agreement with another company. Under the agreement, the Company has agreed to develop products containing the licensor’s enzyme for the treatment of Peyronie’s disease and Dupuytren’s disease. The Company has been granted the exclusive world-wide license to any products developed under the agreement. The Company also has the option to develop and license the technology for use in other indications. The agreement extends on a country-by-country and product-by-product basis for the longer of the patent life, the expiration of any regulatory exclusivity period or 12 years. The Company may terminate the agreement with 90 days written notice. The Company is obligated to pay all clinical and regulatory development costs on an on-going basis, to purchase commercial inventory from the licensor and to

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2003 and 2004 and

the three-month periods then ended is unaudited)

pay royalties based on product sales. In addition, the Company is obligated to make milestone payments for contract initiation, receipt of technical data, manufacturing process development, the one-year anniversary date, filing of regulatory applications and receipt of regulatory approval.

In June 2004, the Company paid an up-front payment under this agreement of $2.5 million. The Company could make an additional $13,000,000 of contingent milestone payments under this agreement if all existing conditions are met. Additional milestone obligations may be due if the Company exercises an option to develop and license the enzyme for additional medical indications. The Company expects that it will pay approximately $8.5 million of these contingent milestone payments through June 30, 2005.

In June 2004, the board of directors adopted the 2004 Equity Compensation Plan (the 2004 Plan) authorizing the granting of incentive and nonqualified stock options and stock awards to employees, non-employee directors and service providers. A maximum of 600,000 shares are issuable under the 2004 Plan. The 2000 Plan will merge into the 2004 Plan and the authorized shares will increase by an additional 800,000 shares upon the effectiveness of the registration statement for the IPO discussed in Note 17. If the IPO is completed, the authorized shares in the combined 2004 Plan will be 2,845,450 shares. The adoption of a 2004 Plan, the merger of the two plans and the increase in authorized shares are all subject to shareholder approval. Upon effectiveness of the offering, 604,780 stock options and 93,437 restricted stock awards will be granted to employees and directors. The restricted stock awards would vest over four years. The Company anticipates recording as deferred compensation the fair value of the restricted stock award and amortizing this deferred compensation into expense over the four-year vesting period.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until             , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

6,000,000 Shares

Common Stock

Deutsche Bank Securities

Piper Jaffray

Thomas Weisel Partners LLC

Prospectus

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The expenses (other than underwriting discounts and commissions) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$12,240
NASD filing fee	$10,160
Nasdaq listing fee	$100,000
Printing and engraving expenses	$350,000
Legal fees and expenses	$750,000
Audit fees and expenses	$500,000
Blue Sky fees and expenses (including legal fees)	$5,000
Transfer agent and rights agent and registrar fees and expenses	$3,000
Miscellaneous	$9,600
Total	$1,740,000

All expenses are estimated, except for the SEC fee, the NASD filing fee and the Nasdaq listing fee.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that a director of the Registrant shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s certificate of incorporation provides that the Registrant will to the maximum extent permitted under the laws of the State of Delaware, indemnify and advance expenses upon request to any person who is or was a party or threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become, a director or officer of the Registrant, or while a director or officer is or was serving at the request of or as the agent of the Registrant as a director, officer or the agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense or such action, suit, proceeding or claim. The Registrant’s certificate of incorporation does not require the Registrant to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.

Item 15. Recent Sales of Unregistered Securities

During the three-year period preceding the date of this offering, we issued and sold the following securities (the option, warrant, share and price numbers below give effect, where applicable, to the one-for-five reverse stock split of our common stock to be completed prior to the closing of this offering):

1.	Options to purchase 1,130,420 shares of our common stock, at a weighted average exercise price of $5.75, to employees, consultants, directors and officers pursuant to our equity compensation plan, consisting of options to purchase 139,600 shares in 2001 at a weighted average exercise price of $3.86, 567,050 shares in 2002 at a weighted average exercise price of $3.30, 145,540 shares in 2003 at a weighted average exercise price of $4.19, and 278,230 shares in 2004 at a weighted average exercise price of $12.50. We relied on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act.

2.	An aggregate of 19,812 shares of our common stock upon the exercise of stock options granted to employees, consultants, directors and officers pursuant to our equity compensation plan, at a weighted average exercise price of $3.90, consisting of 12,175 shares issued in 2003 at a weighted average exercise price of $4.37 and 7,637 shares issued in 2004 at a weighted average exercise price of $3.17. We relied on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act.

3.	In September 2001, SCP Private Equity Partners II, L.P. and C.I.P. Capital, L.P. purchased convertible notes from us with an aggregate principal amount of $1.0 million. These notes were converted into series B stock in October 2001. In addition, we issued to SCP Private Equity Partners II, L.P., concurrently with their purchase from us of these notes, a warrant to purchase 80,000 shares of series B preferred stock. We relied on the exemption from the registration requirements of the Securities Act provided by section 4(2) thereof.

4.	In October 2001, we sold an aggregate of 22,404,889 shares of our series B preferred stock at a purchase price of $1.25 per share and warrants to purchase 1,344,288 shares of our common stock at a weighted average exercise price of $7.50 per share to 14 accredited investors for an aggregate purchase price of $36,407,945. We relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

5.

In June 2002, we sold an aggregate of 10,283,336 shares of our series C preferred stock at a purchase price of $1.50 per share and warrants to purchase 616,997 shares of our common stock at a weighted average exercise price of $8.75 per share to 17 accredited investors for an aggregate purchase price of $15,425,004. We relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

6.	In May 2003, we issued warrants to purchase 144,381 shares of our common stock to each of SCP Private Equity Partners II, L.P. and Perseus-Soros BioPharmaceutical Fund, L.P. and an aggregate amount of 55,617 and 55,615 shares of our common stock to each of Lehman Brothers Healthcare Fund and certain of its affiliates and Schroder Ventures Life Sciences Fund II L.P. and certain of its affiliates, respectively, as consideration for the guarantee of borrowings under our bank line of credit. These warrants could be exercised for an exercise price of $5.00 per share. At the time, SCP Private Equity Partners II, L.P. beneficially owned at least 5% of our voting securities. Furthermore, our director Mr. Churchill is a managing member of SCP Private Equity Partners II, L.P., and our director Mr. Purcell is a senior managing member of Perseus-Soros BioPharmaceutical Fund, L.P. These warrants were cancelled in October 2003 in connection with the closing of our Series D Preferred Stock financing. We relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

7.	In October 2003, we sold an aggregate of 28,752,365 shares of our series D preferred stock at a purchase price of $1.50 per share and warrants to purchase 8,634,339 shares of our series D preferred stock at an initial exercise price of $1.50 per share to 21 accredited investors for an aggregate purchase price of $43,128,548. In April 2004, the warrants were amended to remove the variable pricing features by fixing the warrants’ exercise price at $1.125 per share. In connection with the contemplated offering, the warrants to purchase Series D preferred stock will become warrants to purchase 1,742,859 shares of common stock at $5.625 per share. We relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the application restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1#	Form of Restated Certificate of Incorporation of the Registrant to be effective upon the closing of the offering.

3.2#	Form of By-laws of the Registrant to be effective upon the closing of the offering.

4.1*	Specimen Certificate evidencing shares of the Registrant’s common stock.

4.2	Third Amended and Restated Investors Rights Agreement, dated October 31, 2003, by and among the Registrant and parties listed therein.

5.1*	Opinion of Morgan, Lewis & Bockius LLP.

10.1**	License Agreement, dated May 31, 2000, as amended, between Bentley Pharmaceuticals, Inc. and the Registrant.

10.2**	License Agreement, dated May 31, 2001, as amended, between Bentley Pharmaceuticals, Inc. and the Registrant.

10.3**	License Agreement, dated June 20, 2003, between Formulation Technologies L.L.C. d/b/a PharmaForm and the Registrant.

Exhibit Number	Description

10.4**	Distribution Agreement, dated December 29, 2003, between Bayer Inc. and the Registrant.

10.5**	Manufacturing Agreement, dated April 23, 2002, between DPT Laboratories, Ltd. and Registrant.

10.6**	First Amendment to Manufacturing Agreement, dated May 28, 2002, between DPT Laboratories, Ltd. and the Registrant.

10.7**	License and Distribution Agreement, dated March 26, 2004, between Ipsen Farmaceutica B.V. and the Registrant.

10.8**	Research and Development Agreement, dated June 20, 2003, between Formulation Technologies L.L.C. d/b/a PharmaForm and the Registrant.

10.9**	Loan and Security Agreement, dated March 11, 2004, between Comerica Bank and the Registrant.

10.10#	Master Security Agreement, dated June 16, 2002, between General Electric Capital Corporation and the Registrant.

10.11#	Promissory Note, dated June 13, 2003, made by the Registrant in favor of General Electric Capital Corporation.

10.12*	Commercial Outsourcing Services Agreement, dated November 13, 2002, between Integrated Commercialization Solutions Inc. and the Registrant.

10.13	Gross Lease, dated February 28, 2000, as amended, between Brandywine Norriton, L.P. and the Registrant.

10.14#	Employment Agreement, dated June 5, 2004, between Geraldine A. Henwood and the Registrant.

10.15#	Employment Agreement, dated April 21, 2004, between Jane H. Hollingsworth and the Registrant.

10.16#	Employment Agreement, dated April 19, 2004, between Cornelius H. Lansing II and the Registrant.

10.17#	Employment Agreement, dated April 21, 2004, between Terri B. Sebree and the Registrant.

10.18#	Employment Agreement, dated April 19, 2004, between Dr. Jyrki Mattila and the Registrant.

10.19**#	Development and License Agreement, dated June 3, 2004, by and between BioSpecifics Technologies Corp. and the Registrant.

10.20#	Amendment to License Agreement, dated April 19, 2004, by and between Formulation Technologies, L.L.C. d/b/a PharmaForm and the Registrant.

10.21#	Employment Agreement, dated June 1, 2004, between Robert S. Whitehead and the Registrant.

10.22#	Registrant’s 2000 Equity Compensation Plan, as amended and restated as of October 30, 2003.

10.23#	Registrant’s 2004 Equity Compensation Plan.

10.24#	Registrant’s 2004 Employee Stock Purchase Plan.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2#	Consent of KPMG LLP.

24.1

Powers of Attorney of Edwin A. Bescherer, Jr., Philippe O. Chambon, M.D., Ph.D., Winston J. Churchill, Dennis J. Purcell and Michael Wall (included on signature page to original filing of registration statement on Form S-1).

24.2	Power of Attorney of Rolf A. Classon.

#	Filed herewith.
*	To be filed by amendment.
**	Certain information in these exhibits has been omitted and has been filed separately with the SEC pursuant to a confidential treatment request.

(b)	Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the SEC is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430(A) and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Norristown, Commonwealth of Pennsylvania, on June 18, 2004.

AUXILIUM PHARMACEUTICALS, INC.

By	/S/ GERRI A. HENWOOD
Gerri A. Henwood
Chairman and Chief Executive Officer

Signature	Title	Date

/S/ GERRI A. HENWOOD Gerri A. Henwood	Chairman and Chief Executive Officer (Principal Executive Officer)	June 18, 2004

/S/ CORNELIUS H. LANSING II Cornelius H. Lansing II	Chief Financial Officer (Principal Financial and Accounting Officer)	June 18, 2004

* Edwin A. Bescherer, Jr.	Director	June 18, 2004

* Philippe O. Chambon, M.D., Ph.D	Director	June 18, 2004

* Winston J. Churchill	Director	June 18, 2004

* Rolf A. Classon	Director	June 18, 2004

* Dennis J. Purcell	Director	June 18, 2004

* Michael Wall	Director	June 18, 2004

*By: /s/ GERRI A. HENWOOD		June 18, 2004
Gerri A. Henwood as Attorney-in-Fact

Index of Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1#	Form of Restated Certificate of Incorporation of the Registrant to be effective upon the closing of the offering.
3.2#	Form of By-laws of the Registrant to be effective upon the closing of the offering.
4.1*	Specimen Certificate evidencing shares of the Registrant’s common stock.
4.2	Third Amended and Restated Investors Rights Agreement, dated October 31, 2003, by and among the Registrant and parties listed therein.
5.1*	Opinion of Morgan, Lewis & Bockius LLP.
10.1**	License Agreement, dated May 31, 2000, as amended, between Bentley Pharmaceuticals, Inc. and the Registrant.
10.2**	License Agreement, dated May 31, 2001, as amended, between Bentley Pharmaceuticals, Inc. and the Registrant.
10.3**	License Agreement, dated June 20, 2003, between Formulation Technologies L.L.C. d/b/a PharmaForm and the Registrant.
10.4**	Distribution Agreement, dated December 29, 2003, between Bayer Inc. and the Registrant.
10.5**	Manufacturing Agreement, dated April 23, 2002, between DPT Laboratories, Ltd. and the Registrant.
10.6**	First Amendment to Manufacturing Agreement, dated May 28, 2002, between DPT Laboratories, Ltd. and the Registrant.
10.7**	License and Distribution Agreement, dated March 26, 2004, between Ipsen Farmaceutica B.V. and the Registrant.
10.8**	Research and Development Agreement, dated June 20, 2003, between Formulation Technologies L.L.C. d/b/a PharmaForm and the Registrant.
10.9**	Loan and Security Agreement, dated March 11, 2004, between Comerica Bank and the Registrant.
10.10#	Master Security Agreement, dated June 16, 2002, between General Electric Capital Corporation and the Registrant.
10.11#	Promissory Note, dated June 13, 2003, made by the Registrant in favor of General Electric Capital Corporation.
10.12*	Commercial Outsourcing Services Agreement, dated November 13, 2002, between Integrated Commercialization Solutions, Inc. and the Registrant.
10.13	Gross Lease, dated February 28, 2000, as amended, between Brandywine Norriton, L.P. and the Registrant.
10.14#	Employment Agreement, dated June 5, 2004, between Geraldine A. Henwood and the Registrant.

10.15#	Employment Agreement, dated April 21, 2004, between Jane H. Hollingsworth and the Registrant.
10.16#	Employment Agreement, dated April 19, 2004, between Cornelius H. Lansing II and the Registrant.

10.17#	Employment Agreement, dated April 21, 2004, between Terri B. Sebree and the Registrant.
10.18#	Employment Agreement, dated April 19, 2004, between Dr. Jyrki Mattila and the Registrant.
10.19**#	Development and License Agreement, dated June 3, 2004, by and between BioSpecifics Technologies Corp. and the Registrant.
10.20#	Amendment to License Agreement, dated April 19, 2004, by and between Formulation Technologies, L.L.C. d/b/a PharmaForm and the Registrant.
10.21#	Employment Agreement, dated June 1, 2004, between Robert S. Whitehead and the Registrant.
10.22#	Registrant’s 2000 Equity Compensation Plan, as amended and restated as of October 30, 2003.
10.23#	Registrant’s 2004 Equity Compensation Plan.
10.24#	Registrant’s 2004 Employee Stock Purchase Plan.
21.1	Subsidiaries of the Registrant.
23.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).
23.2#	Consent of KPMG LLP.
24.1

Powers of Attorney of Edwin A. Bescherer, Jr., Philippe O. Chambon, M.D., Ph.D., Winston J. Churchill, Dennis J. Purcell and Michael Wall (included on signature page to original filing of S-1 Registration Statement).

24.2	Power of Attorney of Rolf A. Classon.

#	Filed herewith.
*	To be filed by amendment.
**	Certain information in these exhibits has been omitted and has been filed separately with the SEC pursuant to a confidential treatment request.